      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 9, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                     REGISTRATION NO. 333-
                                                                        811-8722

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM S-6
               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2
                            ------------------------

                            PROVIDENTMUTUAL VARIABLE
                             LIFE SEPARATE ACCOUNT
                             (EXACT NAME OF TRUST)

              PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
                              (NAME OF DEPOSITOR)

                             300 CONTINENTAL DRIVE
                             NEWARK, DELAWARE 19173
         (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                          JAMES G. POTTER, JR., ESQ.,
              PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
                              1050 WESTLAKES DRIVE
                           BERWYN, PENNSYLVANIA 19312
                (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                                    COPY TO:
                            DAVID S. GOLDSTEIN, ESQ.
                        SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                           WASHINGTON, DC 20004-2404

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of this Registration Statement

  TITLE OF SECURITIES BEING OFFERED:  Flexible Premium Adjustable Survivorship
                       Variable Life Insurance Policies.

     The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   PROSPECTUS
                                      FOR
                    FLEXIBLE PREMIUM ADJUSTABLE SURVIVORSHIP
                            VARIABLE LIFE INSURANCE
                                   ISSUED BY
              PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA

PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA

PROSPECTUS

                    FLEXIBLE PREMIUM ADJUSTABLE SURVIVORSHIP
                         VARIABLE LIFE INSURANCE POLICY
                                   ISSUED BY

              PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
         SERVICE CENTER: 300 CONTINENTAL DRIVE, NEWARK, DELAWARE 19173 CORPORATE HEADQUARTERS: 1050 WESTLAKES DRIVE, BERWYN, PENNSYLVANIA 19312
                           TELEPHONE: (302) 452-4000

     This Prospectus describes a flexible premium adjustable survivorship variable life insurance policy (the "Policy") offered by Providentmutual Life and Annuity Company of America ("PLACA"). The Policy has an insurance component and an investment component. The primary purpose of the Policy is to provide insurance coverage until the younger Insured's Attained Age 100. The Policy gives the policyowner (the "Owner") the right to vary the frequency and amount of premium payments, to choose among investment alternatives with different investment objectives and to decrease the death benefit payable under the Policy.

     After certain deductions are made, Net Premiums are allocated to one or more Subaccounts of the Providentmutual Variable Life Separate Account, or the Guaranteed Account, or both. The Providentmutual Variable Life Separate Account has twenty-five Subaccounts. The Growth, Money Market, Bond, Aggressive Growth and International Separate Accounts, as well as each Subaccount, invest in shares of a corresponding investment Portfolio that is part of one of the following mutual fund companies:

------------------------------------------             ------------------------------------------
THE MARKET STREET FUND, INC.                           VARIABLE INSURANCE
------------------------------------------             PRODUCTS FUND
  - Aggressive Growth Portfolio                        ------------------------------------------
  - All-Pro Large Cap Growth Portfolio                 - Equity-Income Portfolio
  - All-Pro Large Cap Value Portfolio                  - Growth Portfolio
  - All-Pro Small Cap Growth Portfolio                 - High Income Portfolio
  - All-Pro Small Cap Value Portfolio                  - Overseas Portfolio
  - Bond Portfolio                                     ------------------------------------------
  - Growth Portfolio
  - International Portfolio                            ------------------------------------------
  - Managed Portfolio                                  VARIABLE INSURANCE
  - Money Market Portfolio                             PRODUCT FUND II
------------------------------------------             ------------------------------------------
                                                       - Asset Manager Portfolio
------------------------------------------             - Contrafund Portfolio
THE ALGER AMERICAN FUND                                - Index 500 Portfolio
------------------------------------------             - Investment Grade Bond Portfolio
  - Small Capitalization Portfolio                     ------------------------------------------
------------------------------------------
                                                       ------------------------------------------
------------------------------------------             VAN ECK WORLDWIDE INSURANCE TRUST
NEUBERGER BERMAN                                       ------------------------------------------
ADVISERS MANAGEMENT TRUST                              - Worldwide Bond Portfolio
------------------------------------------             - Worldwide Emerging Markets Portfolio
  - Limited Maturity Bond Portfolio                    - Worldwide Hard Assets Portfolio
  - Partners Portfolio                                 - Worldwide Real Estate Portfolio
------------------------------------------             ------------------------------------------

     The Owner bears the entire investment risk for all amounts allocated to the Subaccounts; there is no guaranteed minimum value for the Subaccounts.

     The accompanying prospectuses for the funds describe the investment objectives and the attendant risks of the Portfolios. The Policy Account Value will reflect monthly deductions and certain other fees and charges. Also, a surrender charge may be imposed if, during the first 15 Policy Years, the Policy lapses or if the Owner decreases the Face Amount. Generally, during the first five Policy Years, the Policy will remain in force as long as the Minimum Guarantee Premium is paid or there is sufficient value in the Policy to pay certain monthly charges imposed under the Policy. After the fifth Policy Year, the Policy will only remain in force if there is sufficient value to pay the monthly deductions and other charges under the Policy.

     This Prospectus must be accompanied or preceded by current prospectuses for the funds. Please read this Prospectus carefully and retain it for future reference.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                October 1, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY OF THE POLICY
  The Policy................................................     3
  Purpose of the Policy.....................................     3
  Availability of the Policy................................     4
  The Death Benefit.........................................     4
  Flexibility to Adjust Amount of Death Benefit.............     4
  Policy Account Value......................................     4
  Allocation of Net Premiums................................     5
  Transfers.................................................     5
  Free-Look.................................................     5
  Loan Privilege............................................     5
  Partial Withdrawal of Net Cash Surrender Value............     6
  Surrender of the Policy...................................     6
  Tax Treatment.............................................     6
  Illustrations.............................................     6
  Charges Assessed Under the Policy.........................     7
Table of Fund Fees and Expenses.............................     9
The Company, Variable Account and Funds.....................    11
  Providentmutual Life and Annuity Company of America.......    11
  Providentmutual Variable Life Separate Account............    11
  The Funds.................................................    11
  Market Street Fund, Inc. .................................    12
  The Alger American Fund...................................    14
  Variable Insurance Product Fund and Variable Insurance
     Products Fund II.......................................    14
  Neuberger Berman Advisers Management Trust................    17
  Van Eck Worldwide Insurance Trust.........................    17
  Additional Information About the Funds and Portfolios.....    18
Detailed Description of Policy Provisions...................    20
  Death Benefit.............................................    20
  Ability to Decrease Face Amount...........................    22
  Insurance Protection......................................    22
  Payment and Allocation of Premiums........................    23
  Special Policy Account Value Credit.......................    25
  Policy Account Value......................................    25
  Policy Duration...........................................    26
  Transfers of Policy Account Value.........................    26
  Free Look Privileges......................................    27
  Loan Privileges...........................................    28
  Surrender Privilege.......................................    29
  Partial Withdrawal Privilege..............................    29
Charges and Deductions......................................    31
  Premium Expense Charge....................................    31
  Surrender Charges.........................................    31
  Monthly Deductions........................................    32
  Partial Withdrawal Charge.................................    33
  Transfer Charge...........................................    33
  Mortality and Expense Risk Charge.........................    34
  Other Charges.............................................    34

                                                              PAGE
                                                              ----
The Guaranteed Account......................................    35
  Minimum Guaranteed and Current Interest Rates.............    35
  Transfers from Guaranteed Account.........................    36
Other Policy Provisions.....................................    37
  Benefit Payable on Final Policy Date......................    37
  Payment of Policy Benefits................................    37
  The Policy................................................    37
  Ownership.................................................    38
  Beneficiary...............................................    38
  Change of Owner and Beneficiary...........................    38
  Split Dollar Arrangements.................................    38
  Assignments...............................................    38
  Misstatement of Age and Sex...............................    39
  Suicide...................................................    39
  Contestability............................................    39
  Settlement Options........................................    39
Supplementary Benefits......................................    40
Federal Income Tax Considerations...........................    42
  Introduction..............................................    42
  Tax Status of the Policy..................................    42
  Tax Treatment of Policy Benefits..........................    42
  Business Uses of the Policy...............................    44
  Possible Tax Law Changes..................................    44
  PLACA's Taxes.............................................    44
Voting Rights...............................................    44
Changes to the Variable Account and the Funds...............    46
  Changes to Variable Account Operations....................    46
  Changes to Available Portfolios...........................    46
  Termination of Participation Agreements...................    46
Officers and Directors of PLACA.............................    48
Distribution of Policies....................................    49
Policy Reports..............................................    49
Preparing for Year 2000.....................................    49
State Regulation............................................    50
Legal Proceedings...........................................    50
Experts.....................................................    50
Legal Matters...............................................    50
Definitions.................................................    51
Financial Statements........................................   F-1
Appendix A -- Illustration of Death Benefits, Policy Account
Values and Net Cash Surrender
                Values......................................   A-1
Appendix B -- Long Term Market Trends.......................   B-1
Appendix C -- Plan of Conversion............................   C-1

                             SUMMARY OF THE POLICY

     The following summary of the Policy provisions should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Insureds are both alive, the Policy is in force and there is no outstanding loan.

     The Policy is not a deposit or obligation of any bank, and no bank endorses or guarantees the Policy or Policy values. Neither the Federal Deposit Insurance Corporation nor any federal agency insures or guarantees Policy values or your investment in the Policy.

THE POLICY

     The Flexible Premium Adjustable Survivorship Variable Life Insurance Policy (the "Policy") offered by this Prospectus is issued by Providentmutual Life and Annuity Company of America ("PLACA"). The Policy is similar in many ways to a fixed-benefit life insurance policy. As with a fixed-benefit life insurance policy, the Owner of a Policy makes premium payments in return for insurance coverage on the persons insured. Also, like many fixed-benefit life insurance policies, the Policy provides for accumulation of Net Premiums and a Net Cash Surrender Value which is payable if the Policy is surrendered during either Insured's lifetime. As with many fixed-benefit life insurance policies, the Net Cash Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate premium payments made.

     However, the Policy differs from a fixed-benefit life insurance policy in several important respects. Unlike a fixed-benefit life insurance policy, under the Policy, the Death Benefit may and the Policy Account Value will increase or decrease to reflect the investment performance of any Subaccounts to which Policy Account Value is allocated. Also, unless the entire Policy Account Value is allocated to the Guaranteed Account, there is no guaranteed minimum Net Cash Surrender Value. If Net Cash Surrender Value is insufficient to pay charges due, then, after a grace period, the Policy will lapse without value. (See "Policy Duration".) However, PLACA guarantees that the Policy will remain in force during the first five Policy Years as long as certain requirements related to the Minimum Guarantee Premium have been met. (See "Policy Lapse.") If a Policy lapses while loans are outstanding, certain amounts may become subject to income tax and a 10% penalty tax. (See "Federal Income Tax Considerations.")

     The Policy is called "flexible premium" because there is no fixed schedule for premium payments, even though the Owner may establish a schedule of Planned Periodic Premiums. The Policy is described as "adjustable" because the Owner may, within limits, decrease the Face Amount and may change the Death Benefit Option. The Policy is called a "survivorship" policy because it is issued on the lives of two people and the Death Benefit proceeds are paid upon the death of the last surviving Insured.

     The most important features of the Policy, such as charges and deductions, Death Benefits, and calculation of Policy values, are summarized on the following pages.

PURPOSE OF THE POLICY

     The Policy is designed to provide insurance benefits until the Policy matures for the two Insureds and long-term investment of Policy Account Value. A prospective Owner should evaluate the Policy along with other insurance coverage that he or she may have, as well as their need for insurance and the Policy's long-term investment potential. The Death Benefit is not payable, in whole or in part, at the time of the first Insured's death; it is only payable at the time of death of the last surviving Insured. There are no changes made to the Policy as a result of the death of the first Insured to die. It may not be advantageous to replace existing insurance coverage with the Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations.

AVAILABILITY OF THE POLICY

     This Policy can be issued for two Insureds each between the ages of 21 and 85 and with a Joint Equal Age between 25 and 85. Minimum Face Amount is $100,000. Before issuing a Policy, PLACA requires that the proposed Insureds both meet certain underwriting standards satisfactory to PLACA.

THE DEATH BENEFIT

     As long as the Policy remains in force, PLACA will pay the Insurance Proceeds to the Beneficiary upon receipt of due proof of the death of both Insureds. The Insurance Proceeds will consist of the Policy's Death Benefit, plus any additional benefits provided by a supplementary benefit rider, less any outstanding Policy loan and accrued interest, less any unpaid Monthly Deductions.

     There are two Death Benefit Options available. Death Benefit Option A provides Death Benefit equal to the greater of (a) the Face Amount and (b) the specified percentage of the Policy Account Value. Death Benefit Option B provides a Death Benefit equal to the greater of (a) the Face Amount plus the Policy Account Value and (b) the specified percentage of the Policy Account Value. (See "Death Benefit".)

FLEXIBILITY TO ADJUST AMOUNT OF DEATH BENEFIT

     After the first Policy Year, the Owner has significant flexibility to adjust the Death Benefit by changing the Death Benefit Option or by decreasing the Face Amount of the Policy. (See "Death Benefit" and "Ability to Decrease Face Amount".) The minimum amount of a requested decrease in Face Amount is $25,000 (or such lesser amount required in a particular state) and cannot result in a Face Amount less than the Minimum Face Amount available. PLACA reserves the right to establish different Minimum Face Amounts for Policies issued in the future.

     Any change in Death Benefit Options or in the Face Amount may affect the charges under the Policy. For any decrease in Face Amount, that part of the surrender charges attributable to the decrease will reduce the Policy Account Value, and the remaining surrender charges will be reduced by this amount. A decrease in Face Amount may also affect cost of insurance charges. (See "Monthly Deductions".)

     To the extent that a requested decrease in Face Amount would result in cumulative premiums exceeding the maximum premium limitations applicable under the Internal Revenue Code of 1986 (the "Code") for life insurance, PLACA will not effect the decrease.

POLICY ACCOUNT VALUE

     The Policy Account Value in the Subaccounts reflects the investment performance of those Subaccounts, any Net Premiums allocated to those Subaccounts, any transfers to or from those Subaccounts, any partial withdrawals from those Subaccounts, any loans, any loan repayments, any loan interest paid or credited and any charges assessed in connection with the Policy. The Owner bears the entire investment risk for amounts allocated to the Subaccounts.

     The Guaranteed Account earns interest at rates PLACA declares in advance for specific periods. The rates are guaranteed to equal or exceed 4%. The principal, after deductions, is also guaranteed. The value of the Guaranteed Account will reflect any amounts allocated or transferred to it plus interest credited to it, less amounts deducted, transferred or withdrawn from it. (See "The Guaranteed Account".)

     The Loan Account will reflect any amounts transferred from the Subaccounts and/or Guaranteed Account as collateral for Policy loans plus interest of at least 4% credited to such amount. (See "Loan Privileges".)

ALLOCATION OF NET PREMIUMS

     After deduction of the Premium Expense Charge, Net Premiums are allocated to one or more of the Subaccounts and/or the Guaranteed Account as selected by the Owner in the application or by subsequent written notice. The Owner bears the entire risk of Policy Account Value in the Subaccounts.

     Providentmutual Variable Life Separate Account consists of twenty-five Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund portfolio (each, a "Portfolio") that is part of one of the following funds: The Market Street Fund, Inc.; The Alger American Fund; Neuberger Berman Advisers Management Trust; Van Eck Worldwide Insurance Trust; Variable Insurance Products Fund; and Variable Insurance Products Fund II (the "Funds", each, a "Fund"). There is no assurance that the investment objectives of a particular Portfolio will be met.

     Where state law requires a return of premiums paid when a Policy is returned under the Free-Look provision, any portion of any Net Premiums received before the expiration of a 15-day period beginning on the later of the Policy Issue Date or the date PLACA receives the Minimum Initial Premium, which are to be allocated to the Subaccounts are allocated to the Money Market Subaccount. At the end of the 15-day period, Policy Account Value in the Money Market Subaccount is allocated to each of the chosen Subaccounts as indicated in the application. (See "Payment and Allocation of Premiums".)

TRANSFERS

     The Owner may transfer Policy Account Value between and among the Subaccounts and Guaranteed Account. Transfers between and among the Subaccounts or into the Guaranteed Account are made as of the date PLACA receives the request. PLACA requires a minimum amount for each such transfer, usually $1,000. Transfers out of the Guaranteed Account may only be made within 30 days of a Policy Anniversary and are limited in amount. (See "Transfers of Policy Account Value".)

FREE-LOOK

     The Policy provides for an initial Free-Look period. The Owner may cancel the Policy before the 10 days after the Owner receives the Policy. Upon returning the Policy to PLACA or to an agent of PLACA within such time with a written request for cancellation, the Owner will receive a refund equal to the sum of: (i) the Policy Account Value as of the date PLACA receives the returned Policy; (ii) the amount deducted for premium taxes; (iii) any Monthly Deductions charged against the Policy Account Value; and (iv) an amount reflecting other charges directly or indirectly deducted under the Policy. Where state law requires, the refund will instead equal the premiums paid. (See "Free-Look Privileges".)

LOAN PRIVILEGE

     The Owner may obtain Policy loans in a minimum amount of $500 (or such lesser minimum as may be required in a particular state) but not exceeding, in the aggregate, the Net Cash Surrender Value. Policy loans will bear interest at a fixed rate of 6% per year, payable at the end of each Policy Year. If interest is not paid when due, it will be added to the outstanding loan balance. Policy loans may be repaid at any time and in any amount prior to the Final Policy Date. PLACA transfers Policy Account Value in an amount equal to the loan to the Loan Account where it becomes collateral for the loan. The transfer is made pro-rata from each Subaccount and the Guaranteed Account or as specified by the Owner when applying for the loan. This collateral in the Loan Account earns interest at an effective annual rate of at least 4%. (See "Loan Privileges".)

     Depending upon the investment performance of the Subaccounts and the amounts borrowed, loans may cause a Policy to lapse. Lapse of the Policy with outstanding loans may result in adverse tax consequences including a 10% penalty tax. (See "Tax Treatment of Policy Benefits".)

PARTIAL WITHDRAWAL OF NET CASH SURRENDER VALUE

     After the first Policy Year, the Owner may, subject to certain restrictions, withdraw part of Net Cash Surrender Value. The minimum amount for such withdrawal is $1,500. An expense charge of $25 will be deducted from the Policy Account Value for each withdrawal. The withdrawal amount and expense charge is allocated to the Subaccounts and the Guaranteed Account based on the proportion that the value in each account bears to the total unloaned Policy Account Value or allocated to such Subaccounts as specified by the Owner. If Death Benefit Option A is in effect, PLACA will reduce the Face Amount by the amount of the withdrawal. (See "Partial Withdrawal Privilege".)

SURRENDER OF THE POLICY

     The Owner may at any time surrender the Policy and receive the entire Net Cash Surrender Value. (See "Surrender Privilege".)

TAX TREATMENT

     PLACA believes that a Policy issued on a standard premium class basis generally should meet the definition of a life insurance contract in the Code. There is insufficient guidance to determine whether or not a Policy issued on an extra rating (i.e., substandard) basis would satisfy the Code definition of a life insurance contract, particularly if the Owner pays the full amount of premiums permitted under such a Policy. An Owner of a Policy issued on an extra rating basis may, however, adopt certain self-imposed limitations on the amount of premiums paid for such a Policy which should cause the Policy to meet the definition of a life insurance contract. Any Owner contemplating the adoption of such limitations should consult a tax adviser.

     Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, a Policyowner should not be deemed to be in constructive receipt of Policy Account Value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not be taxed on these proceeds. (See "Tax Status of the Policy".)

     Under certain circumstances, a Policy may be treated as a "Modified Endowment Contract." If the Policy is a Modified Endowment Contract, then all pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of basis or investment in the Policy. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax. (For further discussion of Modified Endowment Contracts, See "Tax Treatment of Policy Benefits".)

     If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax. (See "Distributions from Policies Not Classified as Modified Endowment Contracts".)

ILLUSTRATIONS

     Illustrations of Death Benefits, Policy Account Value and Net Cash Surrender Value in this prospectus or used in connection with the purchase of a Policy are based on hypothetical rates of return. These rates are not guaranteed. They are illustrative only and should not be considered a representation of past or future performance. Actual rates of return may be higher or lower than those reflected in Policy illustrations, and therefore, actual Policy values will be different from those illustrated.

CHARGES ASSESSED UNDER THE POLICY

     Premium Expense Charge. A Premium Expense Charge will be deducted from each premium payment. This charge consists of:

          1. Premium Tax Charge for state and local premium taxes based on the rate for the Insureds' residence at the time the premium is paid. PLACA reserves the right to change the amount of the charge deducted from future premiums if the Insureds' residence changes or the applicable law is changed;

          2. Percent of Premium Charge equal to 6% of each premium payment in the first 15 Policy Years and 1.5% of each premium payment thereafter. PLACA may increase this charge to a maximum of 6% of each premium payment. (See "Premium Expense Charge" below.)

     Monthly Deductions. On the Policy Date and on each Policy Processing Date thereafter, the Policy Account Value is reduced by a Monthly Deduction equal to the sum of the monthly Cost of Insurance Charge, Monthly Administrative Charge and a charge for additional benefits added by rider and, on the first 12 Policy Processing Days, the Initial Administrative Charge. The monthly Cost of Insurance Charge is determined by multiplying the Net Amount at Risk by the applicable cost of insurance rate(s) in the Policy. The Monthly Administrative Charge is currently $7.50 plus $0.01 per $1,000 of Face Amount; the maximum permissible Monthly Administrative Charge is $12 plus $0.03 par $1,000 of Face Amount. (See "Monthly Administrative Charge".) The Initial Administrative Charge is $17.50 plus an amount per $1,000 of Face Amount (shown below), deducted on the first 12 Policy Processing Days. (See "Initial Administrative Charge".)

                     INITIAL ADMINISTRATIVE MONTHLY CHARGE

                         $0.11 per $1,000 on the first million of face amount $0.09 per $1,000 on the next million of face amount $0.07 per $1,000 on the next million of face amount $0.05 per $1,000 on the next million of face amount $0.03 per $1,000 on the next million of face amount 0 on the excess face amount over $5 million

     Surrender Charge. A Surrender Charge is imposed if the Policy is surrendered or lapses at any time before the end of the 15th Policy Year. The Surrender Charge consists of a Deferred Administrative Charge and a Deferred Sales Charge. A portion of this Surrender Charge will be deducted if the Owner decreases the Initial Face Amount before the end of the 15th Policy Year. (See "Surrender Charges".)

     The Deferred Administrative Charge is the charge described below less the amount of any Deferred Administrative Charge previously paid at the time of a decrease in Face Amount.

                                               CHARGE PER $1,000
POLICY YEAR(S)                                  OF FACE AMOUNT
--------------                                 -----------------
1-11.........................................        $5.00
12...........................................        $4.00
13...........................................        $3.00
14...........................................        $2.00
15...........................................        $1.00
16+..........................................        $   0

     The Deferred Sales Charge is equal to 30% of all premiums paid to the date of surrender, lapse or decrease. The Deferred Sales Charge, however, will not exceed the Maximum Deferred Sales Charge and Maximum Additional Deferred Sales Charges, respectively. During Policy Years one through 11, this maximum equals a percentage of the Target Premium for the Initial Face Amount (shown below). The maximum declines to 80% of the relevant Target Premium during year 12, 60% during year 13, 40% during year 14, 20% during year 15, and 0% during years 16 and later.

                  JOINT                     MAXIMUM DEFERRED SALES CHARGE
                EQUAL AGE                       (% OF TARGET PREMIUM)
                ---------                   -----------------------------
 25-71....................................               60%
 72-73....................................               50
 74-75....................................               40
 76-78....................................               30
 79-83....................................               20
 84-85....................................               10

     Transfer Charge. For each transfer of Policy Account Value between or among the Subaccounts and the Guaranteed Account after the twelfth transfer in a Policy Year, PLACA deducts $25 from the amount transferred to compensate it for administrative costs in handling such transfers. (See "Transfer Charge" below.)

     Partial Withdrawal Charge. PLACA deducts a $25 charge from Policy Account Value with each partial withdrawal to compensate it for administrative costs. (See "Partial Withdrawal Charge" below.)

     Daily Charges Against the Subaccounts. PLACA imposes a daily charge for its assumption of certain mortality and expense risks in connection with the Policy at an annual rate which is currently 0.75% of the average daily net assets of the Separate Account. This charge may be increased in the future but it will not it exceed an annual rate of 0.90%. (See "Mortality and Expense Risk Charges".)

     Investment Advisory Fees and Other Expenses of the Funds. Shares of the Portfolios are purchased by the Subaccounts at net asset value. This net asset value reflects the deduction of management fees and expenses associated with management and administration of the Portfolios. (See "Table of Fund Fees and Expenses" below).

                        TABLE OF FUND FEES AND EXPENSES

                                                             MONEY                              AGGRESSIVE
MARKET STREET FUND, INC. ANNUAL EXPENSES      GROWTH        MARKET        BOND       MANAGED      GROWTH     INTERNATIONAL
(AS A PERCENTAGE OF AVERAGE NET ASSETS)     PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO   PORTFOLIO      PORTFOLIO
----------------------------------------  --------------   ---------   ----------   ---------   ----------   -------------
Management Fees (Investment Advisory
  Fees)............................            0.32%         0.25%        0.35%       0.40%        0.41%         0.75%
Other Expenses.....................            0.15%         0.17%        0.20%       0.18%        0.21%         0.25%
                                               ----          ----         ----        ----         ----          ----
Total Fund Annual Expenses.........            0.47%         0.42%        0.55%       0.58%        0.62%         1.00%

                                             ALL-PRO        ALL-PRO     ALL-PRO      ALL-PRO
                                            LARGE CAP      LARGE CAP   SMALL CAP    SMALL CAP
MARKET STREET FUND, INC. ANNUAL EXPENSES      GROWTH         VALUE       GROWTH       VALUE
(AS A PERCENTAGE OF AVERAGE NET ASSETS)     PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO
    -------------------------------            ----          ----         ----        ----
Management Fees (Investment Advisory
  Fees)............................            0.70%         0.70%        0.90%       0.90%
Other Expenses (after reimbursement)...        0.22%         0.27%        0.35%       0.39%
                                               ----          ----         ----        ----
Total Fund Annual Expenses (after
  reimbursement)(1)................            0.92%         0.97%        1.25%       1.29%

THE ALGER AMERICAN FUND ANNUAL                SMALL
EXPENSES(2)                               CAPITALIZATION
(AS A PERCENTAGE OF AVERAGE NET ASSETS)     PORTFOLIO
    -------------------------------            ----
Management Fees (Investment Advisory
  Fees)............................            0.85%
Other Expenses.....................            0.04%
                                               ----
Total Fund Annual Expenses.........            0.89%

VARIABLE INSURANCE PRODUCTS FUND ("VIP         HIGH         EQUITY-
FUND") ANNUAL EXPENSES(2)                     INCOME        INCOME       GROWTH     OVERSEAS
(AS A PERCENTAGE OF AVERAGE NET ASSETS)     PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO
    -------------------------------            ----          ----         ----        ----
Management Fees (Investment Advisory
  Fees)............................            0.58%         0.49%        0.59%       0.74%
Other Expenses (after reimbursement)...        0.12%         0.08%        0.07%       0.15%
                                               ----          ----         ----        ----
Total Fund Annual Expenses (after
  reimbursement)(1)................            0.70%         0.57%        0.66%       0.89%

                                                                                    INVESTMENT
VARIABLE INSURANCE PRODUCTS FUND II           ASSET                                   GRADE
("VIP II FUND") ANNUAL EXPENSES(2)           MANAGER       CONTRAFUND  INDEX 500      BOND
(AS A PERCENTAGE OF AVERAGE NET ASSETS)     PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO
    -------------------------------            ----          ----         ----        ----
Management Fees (Investment Advisory
  Fees)............................            0.54%         0.59%        0.24%       0.43%
Other Expenses (after reimbursement)...        0.09%         0.07%        0.04%       0.14%
                                               ----          ----         ----        ----
Total Fund Annual Expenses (after
  reimbursement)(1)................            0.63%         0.66%        0.28%       0.57%

                                             LIMITED
NEUBERGER BERMAN ADVISERS                    MATURITY
MANAGEMENT TRUST ANNUAL EXPENSES(2)            BOND        PARTNERS
(AS A PERCENTAGE OF AVERAGE NET ASSETS)     PORTFOLIO      PORTFOLIO
    -------------------------------            ----          ----
Management Fees (Investment Advisory
  Fees)............................            0.65%         0.78%
Other Expenses.....................            0.11%         0.06%
                                               ----          ----
Total Fund Annual Expenses.........            0.76%         0.84%

                                                          WORLDWIDE   WORLDWIDE    WORLDWIDE
VAN ECK WORLDWIDE INSURANCE                WORLDWIDE        HARD       EMERGING      REAL
TRUST ANNUAL EXPENSES(2)                      BOND         ASSETS       MARKET      ESTATE
(AS A PERCENTAGE OF AVERAGE NET ASSETS)    PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO
---------------------------------------  --------------   ---------   ----------   ---------
Management Fees (Investment Advisory
  Fees)............................           1.00%         1.00%        1.00%       1.00%
Other Expenses (after reimbursement)...       0.15%         0.16%        0.50%       0.50%
                                              ----          ----         ----        ----
Total Fund Annual Expenses (after
  reimbursement)(1)................           1.15%         1.16%        1.50%       1.50%

---------------
(1) For certain Portfolios, certain expenses were reimbursed or fees waived during 1998. It is anticipated that expense reimbursement and fee waiver arrangements will continue past the current year. Absent the expense reimbursement, the 1998 Total Annual Expenses would have been 1.36%, for the Market Street Fund All-Pro Small Cap Value Portfolio, 0.58%, for the VIP Fund Equity-Income Portfolio, 0.68%, for the VIP Fund Growth Portfolio, 0.91%, for the VIP II Fund Overseas Portfolio, 0.64%, for the VIP II Fund Asset Manager Portfolio, 0.35%, for the VIP II Fund Index 500 Portfolio, 0.70%, for the VIP II Fund Contrafund Portfolio, 1.20%, for the Van Eck Worldwide Hard Assets Portfolio, 1.61%, for the Van Eck Worldwide Emerging Markets Portfolio and 5.32%, for the Van Eck Worldwide Real Estate Portfolio. Similar expense reimbursement and fee waiver arrangements were also in place for the other Portfolios and it is anticipated that such arrangements will continue past the current year. However, no expenses were reimbursed or fees waived during 1998 for these Portfolios because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.

(2) The fee and expense information regarding the Funds was provided by those Funds. The Neuberger Berman Advisers Management Trust, the Alger American Fund, the VIP Fund, the VIP II Fund, and the Van Eck WIT Fund are not affiliated with PLACA.

                    THE COMPANY, VARIABLE ACCOUNT AND FUNDS

PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA

     The Contracts are issued by PLACA which is a stock life insurance company originally incorporated under the name of Washington Square Life Insurance Company in the Commonwealth of Pennsylvania in 1958. The name of the Company was changed to Providentmutual Life and Annuity Company of America in 1991 and the Company was redomiciled as a Delaware insurance company on October 28, 1992. PLACA is currently licensed to transact life insurance business in 48 states and the District of Columbia. As of December 31, 1998, PLACA had total assets of approximately $1.5 billion.

     PLACA is a wholly-owned subsidiary of Provident Mutual Life Insurance Company ("PMLIC"). PMLIC was chartered by the Commonwealth of Pennsylvania in 1865 and at the end of 1998 had total assets of approximately $8.7 billion. More information about PMLIC is provided in Appendix C. On December 31, 1997, PLACA and PMLIC entered into a Support Agreement whereby PMLIC agrees to maintain PLACA's total adjusted capital at the level of 200% of the "company action level" for risk-based capital at the end of each calendar quarter during the term of the agreement. Under the Support Agreement, PMLIC also agrees to maintain PLACA's cash or cash equivalents from time to time as may be necessary during the term of the agreement in an amount sufficient for the payment of benefits and other contractual claims pursuant to policies and other contracts issued by PLACA. Other than this Support Agreement, PMLIC is under no obligation to invest money in PLACA nor is it in any way a guarantor of PLACA's contractual obligations or obligations under the Policies. PLACA is subject to regulation by the Insurance Department of the State of Delaware as well as by the insurance departments of all other states and jurisdictions in which it does business.

     PLACA is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

PROVIDENTMUTUAL VARIABLE LIFE SEPARATE ACCOUNT

     Providentmutual Variable Life Separate Account (the "Variable Account") is a separate investment account of PLACA established by the Board of Directors of PLACA under Delaware law to support the Policies and other variable life insurance policies. PLACA has registered the Variable Account with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

     The assets of the Variable Account are owned by PLACA. However, these assets are held separate from other assets and are not part of PLACA's General Account. The portion of the assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account are not chargeable with liabilities that arise from any other business PLACA conducts. PLACA may transfer to its General Account any assets of the Variable Account that exceed the reserves and the Contract liabilities of the Variable Account (which will always be at least equal to the aggregate Policy Account value allocated to the Variable Account under the Policies). The income, gains and losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to other income, gains or losses of PLACA. PLACA may accumulate in the Variable Account the accrued charges for mortality and expense risks and investment results attributable to assets representing such charges. The Variable Account currently has twenty-five Subaccounts, each corresponding to an investment portfolio (a "Portfolio") of one of the mutual fund companies listed below.

THE FUNDS

     The Portfolios are each part of one of nine series-type mutual fund companies (each, a "Fund"): Market Street Fund, Inc.; Neuberger Berman Advisers Management Trust; The Alger American Fund;

Van Eck Worldwide Insurance Trust; Variable Insurance Products Fund; and Variable Insurance Products Fund II. Each of the Funds are registered with the SEC under the 1940 Act as an open-end management investment company. The SEC does not, however, supervise the management or the investment practices and policies of the Funds or their Portfolios. The assets of each Portfolio are separate from the assets of other portfolios of that Fund and each Portfolio has separate investment objectives and policies. Some of the Funds may, in the future, create additional Portfolios. The investment experience of each Subaccount depends on the investment performance of its corresponding Portfolio.

     Certain Subaccounts invest in portfolios that have similar investment objectives and/or policies; therefore before choosing Subaccounts, carefully read the individual prospectuses for the Funds along with this prospectus.

MARKET STREET FUND, INC.

     The Variable Account has ten Subaccounts that invest exclusively in shares of Market Street Fund, Inc., ("MS Fund"), The investment objectives of MS Fund's Portfolios are set forth below.

     The Growth Portfolio. The Growth Portfolio seeks intermediate and long-term growth of capital by investing in common stocks of companies believed to offer above-average growth potential over both the intermediate and the long-term. Current income is a secondary consideration.

     The Money Market Portfolio. The Money Market Portfolio seeks to provide maximum current income consistent with capital preservation and liquidity by investing in high-quality money market instruments.

     The Bond Portfolio. The Bond Portfolio seeks to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities.

     The Managed Portfolio. The Managed Portfolio seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments or a combination thereof.

     The Aggressive Growth Portfolio. The Aggressive Growth Portfolio seeks to achieve a high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies.

     The International Portfolio. The International Portfolio seeks long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established foreign issuer companies.

     All Pro Large Cap Growth Portfolio. The All Pro Large Cap Growth Portfolio seeks to achieve long-term capital appreciation. The Portfolio pursues its objective by investing primarily in equity securities of companies among the 750 largest by market capitalization at the time of purchase, which the Advisers believe show potential for growth in future earnings.

     All Pro Small Cap Growth Portfolio. The All Pro Small Cap Growth Portfolio seeks to achieve long-term capital appreciation. The Portfolio pursues its objective by investing primarily in equity securities of companies that rank between 751 and 1,750 in size measured by market capitalization at the time of purchase, which the Advisers believe show potential for growth in future earnings.

     All Pro Large Cap Value Portfolio. The All Pro Large Cap Value Portfolio seeks to provide long-term capital appreciation. The Portfolio attempts to achieve this objective by investing primarily in undervalued equity securities of companies among the 750 largest by market capitalizations at the time of purchase that the Advisers believe offer above-average potential for growth in future earnings.

     All Pro Small Cap Value Portfolio. The All Pro Small Cap Value Portfolio seeks to provide long-term capital appreciation. The Portfolio pursues this objective by investing primarily in undervalued equity securities of companies that rank between 751 and 1,750 in size measured by market capitalization at the time of purchase, which the Advisers believe offer above-average potential for growth in future earnings.

     Sentinel Advisors Company (SAC), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, advises the Fund with respect to the Growth, Money Market, Bond, Managed and Aggressive Growth Portfolios. As compensation for its services, SAC receives monthly compensation as follows:

          Growth Portfolio -- 0.50% of the first $20 million of the average daily net assets of the Growth Portfolio, 0.40% of the next $20 million of the average daily net assets of the portfolio, and 0.30% of the average daily net assets in excess of $40 million.

          Money Market Portfolio -- 0.25% of the average daily net assets of the portfolio.

          Bond Portfolio -- 0.35% of the first $100 million of the average daily net assets of the portfolio and 0.30% of the average daily net assets in excess of $100 million.

          Managed Portfolio -- 0.40% of the first $100 million of the average daily net assets of the portfolio and 0.35% of the average daily net assets in excess of $100 million.

          Aggressive Growth Portfolio -- 0.50% of the first $20 million of the average daily net assets of the portfolio, 0.40% of the next $20 million of the average daily net assets of the portfolio and 0.30% of the average daily net assets in excess of $40 million.

     With respect to the International Portfolio, MS Fund is advised by Providentmutual Investment Management Company ("PIMC"), a subsidiary of PMLK, which receives monthly compensation at an effective annual rate of 0.75% of the first $500 million of the average daily net assets of the portfolio and 0.60% of the average daily net assets in excess of $500 million. PIMC has employed The Boston Company Asset Management, Inc. ("Boston Company") to provide investment subadvisory services in connection with the Portfolio. As compensation for the investment advisory services rendered, PIMC pays The Boston Company a monthly fee at an effective rate of 0.375% of the first $500 million of the average daily net assets of the portfolio and 0.30% of the average daily net assets in excess of $500 million.

     PIMC serves as investment adviser for the All Pro Portfolios. As compensation for its services, PIMC receives a monthly fee equal to .70% of the average daily net assets of the All Pro Large Cap Growth and All Pro Large Cap Value Portfolios, and .90% of the average daily net assets of the All Pro Small Cap Growth and All Pro Small Cap Value Portfolios. PIMC uses a "manager of managers" approach for the All Pro Portfolios under which PIMC allocates each Portfolio's assets among one or more "specialist" investment sub-advisers. Additionally, PIMC has retained Wilshire Associates Incorporated ("Wilshire") to assist it in identifying potential sub-advisers and performing the quantitative analysis necessary to assess such sub-advisers' styles and performance. As compensation for these services, PIMC pays Wilshire from its investment advisory fees, a monthly fee equal to .05% of the average daily net assets of the All Pro Portfolios.

     All Pro Large Cap Growth. As of the date of this prospectus, the assets of the All Pro Large Cap Growth Portfolio are managed in part by Cohen, Klingenstein & Marks, Inc. ("CKM") and in part by Geewax, Terker & Co. ("Geewax") pursuant to separate investment sub-advisory agreements. From its investment advisory fees, PIMC pays CKM and Geewax a monthly fee equal to the following percentages of the average daily net assets of the Portfolio:
CKM -- .35%; Geewax -- .30%.

     All Pro Small Cap Growth. As of the date of this prospectus, the assets of the All Pro Small Cap Growth Portfolio are managed in part by Standish, Ayer & Wood ("SAW"), and in part by Husic Capital Management ("Husic"), pursuant to separate investment sub-advisory agreements. From its investment advisory fees, PIMC pays SAW and Husic a monthly fee equal to the following percentages of the average daily net assets of the Portfolio: SAW -- .50%; Husic -- .50%.

     All Pro Large Cap Value. As of the date of this prospectus, the assets of the All Pro Large Cap Value Portfolio are managed in part by Equinox Capital Management, Inc. ("Equinox"); in part by Harris Associates, Inc. ("Harris"); and in part by Mellon Equity Associates ("Mellon"), pursuant to separate investment sub-advisory agreements. From its investment advisory fees, PIMC pays these sub-advisers a monthly fee equal to the following percentages of the average daily net assets of the Portfolio: Equinox --

 .25% of the first $50 million of assets and .23% of the remaining assets; Harris -- .65% of the first $50 million of assets, .60% of the next $50 million of assets and .55% of the remaining assets; and Mellon -- .20%.

     All Pro Small Cap Value. As of the date of this prospectus, the assets of the All Pro Small Cap Value Portfolio are managed in part by 1838 Investment Advisors ("1838") and in part by Denver Investment Advisors ("DIA"), pursuant to separate investment sub-advisory agreements. From its investment advisory fees, PIMC pays these Sub-advisers a monthly fee equal to the following percentages of the average daily net assets of the Portfolio: 1838 -- .55%; and DIA -- .75% of the first $25 million of assets and .65% on the remaining assets.

     In addition to the fee for the investment advisory services, MS Fund pays its own expenses generally, including brokerage costs, administrative costs, custodial costs, and legal, accounting and printing costs. However, PMLIC has entered into an agreement with the Fund whereby it will reimburse the Fund for all ordinary operating expenses, excluding advisory fees in excess of an annual rate of 0.40% of the average daily net assets of each portfolio except the International Portfolio, and 0.75% for the International Portfolio. It is anticipated that this agreement will continue; if it is terminated, Fund expenses may increase.

     A more complete description of MS Fund, including the investment objectives, policies and risks of each Portfolio, is contained in the prospectus for the Fund, which accompanies this Prospectus.

THE ALGER AMERICAN FUND

     The Alger American Small Capitalization Subaccount that invests exclusively in shares of the corresponding Portfolio of The Alger American Fund ("Alger American").

     Alger American Small Capitalization Portfolio. This Portfolio seeks long-term capital appreciation by focusing on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace.

     The investment adviser for the Alger American Small Capitalization Portfolio is Fred Alger Management, Inc. ("Alger Management"), which is registered with the SEC as an Investment Adviser under the Investment Advisers Act of 1940. As compensation for its services, Alger Management receives a fee at the end of each month at an annual rate of .85% of the average net assets of the Alger American Small Capitalization Portfolio.

     A more complete description of Alger American and the Alger American Small Capitalization Portfolio, including the Portfolio's investment objectives, policies and risks, is contained in the prospectus for Alger American which accompanies this Prospectus.

VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II

     The Variable Account has eight Subaccounts that invest exclusively in shares of Portfolios of the Variable Insurance Products Fund (the "VIP Fund") or of the Variable Insurance Products Fund II (the "VIP II Fund"). The investment objectives of the Portfolios of the VIP Fund and the VIP II Fund in which the Subaccounts will invest are set forth below.

  VIP Fund

     VIP Equity-Income Portfolio. This Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the VIP Equity-Income Portfolio considers the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield of the securities comprising the Standard and Poor's 500 Composite Stock Price Index.

     VIP Growth Portfolio. This Portfolio seeks to achieve capital appreciation. The VIP Growth Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

     VIP High Income Portfolio. This Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital.

     VIP Overseas Portfolio. This Portfolio seeks long term growth of capital primarily through investments in foreign securities. The VIP Overseas Portfolio provides a means for diversification by participating in companies and economies outside of the United States.

  VIP II Fund

     VIP II Asset Manager Portfolio. This Portfolio seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term money market instruments.

     VIP II Contrafund Portfolio. This Portfolio seeks capital appreciation by investing in securities of companies where value is not fully recognized by the public.

     VIP II Index 500 Portfolio. This Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of a broad range of common stocks publicly traded in the United States. In seeking this objective, the VIP II Index 500 Portfolio attempts to duplicate the composition and total return of the Standard and Poor's 500 Composite Stock Price Index while keeping transaction costs and other expenses low. The Portfolio is designed as a long-term investment option.

     Investment Grade Bond Portfolio. This Portfolio seeks high current income by investing in investment grade debt securities.

     The VIP Equity-Income, VIP Growth, VIP High Income, and VIP Overseas Portfolios of the VIP Fund and the VIP II Asset Manager, VIP II Contrafund, and VIP II Index 500 Portfolios of the VIP II Fund are managed by Fidelity Management & Research Company ("FMR"). For managing its investments and business affairs, each Portfolio pays FMR a monthly fee.

     For the VIP Equity-Income, VIP Growth, VIP Overseas VIP II Contrafund and VIP II Asset Manager Portfolios, the annual fee rate is the sum of two components:

          1. A group fee rate based on the monthly average net assets of all the mutual funds advised by FMR. This rate cannot rise above 0.52% and it drops (to as low as a marginal rate of 0.30% when average group assets exceed $174 billion) as total assets in all these funds rise.

          2. An individual fund fee rate of 0.20% for the VIP Equity-Income Portfolio, 0.30% for the VIP Contrafund, VIP Growth and VIP II Asset Manager Portfolios and 0.45% for the VIP Overseas Portfolio.

     One-twelfth of the combined annual fee rate is applied to each Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

     The VIP II Index 500 Portfolio pays FMR a total fund expense fee at the annual rate of 0.28% of the Portfolio's average net assets. One-twelfth of this annual fee rate is applied to the net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

     For the VIP High Income Portfolio and VIP II Investment Grade Bond Portfolios, the annual fee rate is the sum of two components:

          1. A group fee rate based on the monthly average net assets of all the mutual funds advised by FMR. This rate cannot rise above 0.37%, and it drops (to as low as a marginal rate of 0.14%) as total assets in all these funds rise.

          2. An individual Portfolio fee rate of 0.45% for the VIP High Income Portfolio and 0.30% for the VIP II Investment Grade Bond Portfolio.

     One twelfth of the combined annual fee rate is applied to the Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

     On behalf of the VIP II Asset Manager Portfolio and the VIP II Contrafund Portfolio, FMR has entered into sub-advisory agreements with Fidelity Management & Research (U.K.) Inc. ("FMR (U.K.)") and Fidelity Management & Research (Far
East) Inc. ("FMR Far East"), pursuant to which these entities provide research and investment recommendations with respect to companies based outside the United States. FMR (U.K.) primarily focuses on companies based in Europe while FMR Far East focuses primarily on companies based in Asia and the Pacific Basin. Under the sub-advisory agreements, FMR and not the Portfolios pay FMR (U.K.) and FMR Far East fees equal to 110% and 105%, respectively, of each sub-advisor's costs incurred in connection with its sub-advisory agreement.

     On behalf of the VIP Overseas Portfolio, FMR has entered into sub-advisory agreements with FMR (U.K.), FMR Far East, and Fidelity International Investment Advisors ("FIIA"). FIIA, in turn, has entered into a sub-advisory agreement with its wholly owned subsidiary Fidelity International Investment Advisors (U.K.) Limited (FIIAL U.K.). Under the sub-advisory agreements, FMR may receive investment advice and research services with respect to companies based outside the U.S. and may grant them investment management authority as well as the authority to buy and sell securities if FMR believes it would be beneficial to the Portfolio.

     Currently, FMR (U.K.), FMR Far East, FIIA and FIIAL U.K. each focus on investment opportunities in countries other than the U.S., including countries in Europe, Asia and the Pacific Basin.

     Under the sub-advisory agreements FMR pays the fees of FMR (U.K.), FMR Far East, and FIIA. FIIA, in turn, pays the fees of FIIAL U.K.

     For providing investment advice and research services the sub-advisors are compensated as follows:

     - FMR pays FMR (U.K.) and FMR Far East fees equal to 110% and 105%, respectively, of FMR (U.K.)'s and FMR Far East's costs incurred in connection with providing investment advice and research services.

     - FMR pays FIIA 30% of its monthly management fee with respect to the average market value of investments held by the Portfolio for which FIIA has provided FMR with investment advice.

     - FIIA pays FIIAL U.K. a fee equal to 110% of FIIAL U.K.'s costs incurred in connection with providing investment advice and research services.

     For providing investment management services, the sub-advisors are compensated according to the following formulas:

     - FMR pays FMR (U.K.), FMR Far East, and FIIA 50% of its monthly management fee with respect to the Portfolio's average net assets managed by the sub-advisor on a discretionary basis.

     - FIIA pays FIIAL U.K. 110% of FIIAL U.K.'s costs incurred in connection with providing investment management.

     Each Portfolio utilizes Fidelity Investments Institutional Operations Company ("FIIOC"), an affiliate of FMR, to maintain the master accounts of the participating insurance companies. Under the transfer agent agreement with FIIOC, each Portfolio pays fees based on the type, size, and number of accounts in each Portfolio and the number of transactions made by shareholders of each Portfolio.

     Each Portfolio also has an agreement with Fidelity Service Co. ("Service"), an affiliate of FMR under which each Portfolio pays Service to calculate its daily share prices and to maintain the portfolio and general accounting records of each Portfolio and to administer each Portfolio's securities lending program. The fees for pricing and bookkeeping services are based on each Portfolio's average net assets but must fall within a range of $45,000 to $750,000. The fees for securities lending services are based on the number and duration of individual securities loans.

     FMR may, from time to time, agree to reimburse a Portfolio for management fees and other expenses above a specified percentage of average net assets. Reimbursement arrangements, which may be terminated at any time without notice, will increase a Portfolio's yield. If FMR discontinues a reimbursement arrangement, each Portfolio's expenses will go up and its yield will be reduced. FMR retains the right to be repaid by a Portfolio for expense reimbursements if expenses fall below the limit prior to the end of a fiscal year. Repayment by a Portfolio will lower its yield. FMR has voluntarily agreed to reimburse the management fees and all other expenses (excluding taxes, interest and extraordinary expenses) in excess of 1.50% of the average net assets of the VIP Equity-Income and VIP Growth Portfolios, 1.25% of the average net assets of the VIP II Asset Manager Portfolio and 0.28% of the average net assets of the VIP II Index 500 Portfolio.

     A more complete description of the VIP Fund and the VIP II Fund, including the investment of objectives, policies and risks of its Portfolios, is contained in the prospectuses for the VIP Fund and VIP II Fund which accompany this Prospectus.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

     The Variable Account has two Subaccounts that invest exclusively in shares of Portfolios of the Neuberger Berman Advisers Management Trust ("AMT").

     Each Portfolio of AMT invests all of its net investable assets in its corresponding Series (each, a "Series") of Advisers Managers Trust ("Managers Trust"), an open-end management investment company. Each Series invests in securities in accordance with an investment objective, policies and limitations identical to those of its corresponding Portfolio. This "master/feeder fund" structure is different from that of many other investment companies which directly acquire and manage their own portfolios of securities. For more information regarding this structure, see the prospectus for AMT.

     In that the investment objective of each Portfolio matches that of its corresponding Series, the following describes the investment objective of each Series underlying the Portfolio of AMT in which the Subaccounts will invest. The investment objectives of the Portfolios of AMT in which the Subaccounts will invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of its corresponding Portfolio and Series.

     Limited Maturity Bond Portfolio. The Series corresponding to this Portfolio seeks the highest current income consistent with low risk to principal and liquidity and secondarily, total return, through investment in short to intermediate term debt securities, primarily investment grade.

     Partners Portfolio. The Series corresponding to this Portfolio seeks capital growth through investment in common stocks and other equity securities of medium to large capitalization established companies.

     The Investment Adviser for the Series of Managers Trust corresponding to the Limited Maturity Bond and Partners Portfolios of AMT is Neuberger Berman Management Incorporated ("NB Management"). As compensation for its services, NB Management receives a monthly fee from AMT at the following percentages of daily net assets of the corresponding Portfolio: Limited Maturity Bond
Portfolio -- 0.25% of first $500 million, 0.225% of next $500 million, 0.20% of next $500 million, 0.175% of next $500 million and 0.15% of over $2 billion; Partners Portfolio -- 0.55% of first $250 million, 0.525% of next $250 million, 0.50% of next $250 million, 0.475% of next $250 million, 0.45% of next $500 million, and 0.425% of over $1.5 billion.

     A more complete description of AMT, including the investment objectives, policies and risks of the available Portfolios, is contained in the prospectuses for the Limited Maturity Bond and Partners Portfolios of AMT, which accompany this Prospectus.

VAN ECK WORLDWIDE INSURANCE TRUST

     The Variable Account has four Subaccounts that invest exclusively in shares of Portfolios of Van Eck Worldwide Insurance ("Van Eck Trust"). The investment objectives of the Portfolios of Van Eck Trust are set forth below.

     Van Eck Worldwide Hard Assets Portfolio. This Portfolio seeks long-term capital appreciation by investing globally, primarily in "Hard Assets Securities". Hard Assets Securities include equity securities of Hard Asset Companies and securities, including structured notes, whose value is linked to the price of a Hard Asset commodity or a commodity index. Hard Asset Companies include companies that are directly or indirectly engaged to a significant extent in the exploration, development, production or distribution of one or more of the following (together, Hard Assets); (i) precious metals, (ii) ferrous and non-ferrous metals, (iii) gas, petroleum, petrochemicals or other hydrocarbons, (iv) forest products, (v) real estate and (vi) other basic non-agricultural commodities. Income is a secondary consideration

     Van Eck Worldwide Bond Portfolio. This Portfolio seeks high total return through a flexible policy of investing globally, primarily in debt securities.

     Van Eck Worldwide Emerging Markets Portfolio. This Portfolio seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

     Van Eck Worldwide Real Estate Portfolio. This Portfolio seeks to maximize total return by investing primarily in equity securities of domestic and foreign companies which are principally engaged in the real estate industry or which own significant real estate assets.

     The investment adviser for the Van Eck Worldwide Hard Assets, Van Eck Worldwide Bond and Van Eck Worldwide Real Estate Portfolios is Van Eck Associates Corporation ("Van Eck Associates"). The investment adviser for the Van Eck Worldwide Emerging Markets Portfolio is Van Eck Global Asset Management
(Asia) Limited, a wholly-owned investment adviser subsidiary of Van Eck Associates. As compensation for its services to the Worldwide Hard Assets and Worldwide Bond Portfolios, Van Eck Associates receives a monthly fee at an annual rate of 1.0% of the first $500 million of the average daily net assets of the Portfolios, 0.90% of the next $250 million of the daily net assets of the Portfolios, and 0.70% of the average daily net assets of the Portfolios in excess of $750 million. As compensation for its services to the Worldwide Emerging Markets and Van Eck Worldwide Real Estate Portfolios, Van Eck Associates or its affiliate receives a monthly fee at an annual rate of 1.00% of the Portfolio's average daily net assets.

     A more complete description of Van Eck Trust, including the investment objectives, policies and risks of the available Portfolios, is contained in the Prospectus for the Trust which accompanies this Prospectus.

ADDITIONAL INFORMATION ABOUT THE FUNDS AND PORTFOLIOS

NO ONE CAN ASSURE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVES AND POLICIES.

     More detailed information concerning the investment objectives, policies and restrictions of the Portfolios, the expenses of the Portfolios, the risks attendant to investing in the Portfolios and other aspects of the Funds' operations can be found in the current prospectus for each Fund that accompanies this Prospectus and the current statement of additional information for each Fund. The Funds' prospectuses should be read carefully before any decision is made concerning the allocation of Net Premium Payments or transfers of Policy Account Value among the Subaccounts.

     Not all of the Portfolios described in the prospectuses for the Funds are available with the Policy. Moreover, PLACA cannot guarantee that each Portfolio will always be available for the Policies, but in the event that a Portfolio is not available, PLACA will take reasonable steps to secure the availability of a comparable portfolio. Shares of each Fund are purchased and redeemed at net asset value, without a sales charge.

     PLACA has entered into agreements with the investment advisers of several of the Funds pursuant to which each such investment adviser will pay PLACA a servicing fee based upon an annual percentage of the average aggregate net assets invested by PLACA on behalf of the Variable Account. These agreements reflect administrative services provided to the Funds by PLACA. Payments of such amounts by an adviser will not increase the fees paid by the Portfolios or their shareholders.

     Shares of the Funds are sold to separate accounts of insurance companies that are not affiliated with PLACA or each other, a practice known as "shared funding." They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners, whose Policy Account Values are allocated to the Variable Account, and of owners of other contracts or policies whose values are allocated to one or more other separate accounts investing in any one of the Portfolios. Shares of some of the Funds may also be sold directly to certain pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, PLACA will consider what action may be appropriate, including removing the Portfolio as an investment option under the Policies or replacing the Portfolio with another Portfolio. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

                   DETAILED DESCRIPTION OF POLICY PROVISIONS

DEATH BENEFIT

     General. As long as the Policy remains in force, the Insurance Proceeds of the Policy will, upon due proof of both Insureds' deaths (and fulfillment of certain other requirements), be paid to the Beneficiary in accordance with the designated Death Benefit Option. The Insurance Proceeds will be determined as of the date of the last surviving Insured's death and will be equal to:

          1.  the Death Benefit;

          2. plus any additional benefits due under a supplementary benefit rider attached to the Policy;

          3.  less any loan and accrued loan interest on the Policy;

          4. less any overdue deductions if the death of the Insured occurs during the Grace Period.

     The Insurance Proceeds may be paid in cash or under one of the Settlement Options set forth in the Policy.

     Death Benefit Options.  The Policy provides two Death Benefit Options:
Option A and Option B. The Owner designates the Death Benefit Option in the application and may change it as described in "Change in Death Benefit Option." Under either Option, the duration of the Death Benefit coverage depends upon the Policy's Net Cash Surrender Value. (See "Policy Duration.")

     Option A. The Death Benefit is equal to the greater of: (a) the Face Amount of the Policy and (b) the Policy Account Value on the Valuation Date on or next following the last surviving Insured's date of death multiplied by the specified percentage based on the age of the younger Insured at his or her death shown in the table below:

  ATTAINED AGE  PERCENTAGE  ATTAINED AGE   PERCENTAGE
  ------------  ----------  -------------  ----------
  40 and under     250%          60           130%
       45          215%          65           120%
       50          185%          70           115%
       55          150%     75 through 90     105%
                            95 through 99     100%

For Attained Ages not shown, the percentages will decrease by a ratable portion for each full year.

     Illustration of Option A -- For purposes of this illustration, assume that the younger Insured is under Attained Age 40 and there is no Policy loan outstanding.

     Under Option A, a Policy with a Face Amount of $200,000 will generally pay a Death Benefit of $200,000. The specified percentage for an Insured under Attained Age 40 on the Policy Anniversary prior to the date of death is 250%. Because the Death Benefit must be equal to or be greater than 2.50 times the Policy Account Value, any time the Policy Account Value exceeds $80,000 the Death Benefit will exceed the Face Amount. Each additional dollar added to the Policy Account Value will increase the Death Benefit by $2.50. Thus, a 35 year old younger Insured with a Policy Account Value of $150,000 will have a Death Benefit of $375,000 (2.50 x $150,000); a Policy Account Value of $300,000 will yield a Death Benefit of $750,000 (2.50 x $300,000); a Policy Account Value of $400,000 will yield a Death Benefit of $1,000,000 (2.50 x $400,000).

     Similarly, any time the Policy Account Value exceeds $80,000, each dollar taken out of the Policy Account Value will reduce the Death Benefit by $2.50. If at any time, however, the Policy Account Value multiplied by the specified percentage is less than the Face Amount, the Death Benefit will be the Face Amount of the Policy.

     Option B. The Death Benefit is equal to the greater of: (a) the Face Amount of the Policy plus the Policy Account Value and (b) the Policy Account Value multiplied by the specified percentage shown in the table above. (The Policy Account Value in each case is determined on the Valuation Day on or next following the last surviving Insured's date of death.)

     Illustration of Option B -- For purposes of this illustration, assume that the younger Insured is under Attained Age 40 and there is no outstanding Policy loan.

     Under Option B, a Policy with a Face Amount of $200,000 will generally pay a Death Benefit of $200,000 plus the Policy Account Value. Thus, for example, a Policy with a $50,000 Policy Account Value will have a Death Benefit of $250,000 ($200,000 plus $50,000); and a Policy Account Value of $100,000 will yield a Death Benefit of $300,000. Since the specified percentage is 250%, the Death Benefit will be at least 2.50 times the Policy Account Value. As a result, if the Policy Account Value exceeds $133,333, the Death Benefit will be greater than the Face Amount plus the Policy Account Value. Each additional dollar added to the Policy Account Value above $133,333 will increase the Death Benefit by $2.50. An Insured with a Policy Account Value of $150,000 will therefore have a Death Benefit of $375,000 (2.50 x $150,000); a Policy Account Value of $300,000 will yield a Death Benefit of $750,000 (2.50 x $300,000); and a Policy Account Value of $500,000 will yield a Death Benefit of $1,250,000 (2.50 x $500,000).
Similarly, any time the Policy Account Value exceeds $133,333, each dollar taken out of the Policy Account Value will reduce the Death Benefit by $2.50. If at any time, however, the Policy Account Value multiplied by the applicable percentage is less than the Face Amount plus the Policy Account Value, the Death Benefit will be the Face Amount plus the Policy Account Value.

     Which Death Benefit Option to Choose. If an Owner prefers to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, the Owner should choose Option B. If an Owner is satisfied with the amount of the Insureds' existing insurance coverage and prefers to have premium payments and favorable investment performance reflected to the maximum extent in the Policy Account Value, the Owner should choose Option A.

     Change in Death Benefit Option. After the first Policy Year, at any time while the Policy is in force, the Owner may change the Death Benefit Option in effect by sending PLACA a completed application for change. No charges will be imposed to make a change in the Death Benefit Option. The effective date of any such change will be the Policy Processing Day on or next following the date PLACA receives the completed application for change.

     If the Death Benefit Option is changed from Option A to Option B, on the effective date of the change, the Death Benefit will not change and the Face Amount will be decreased by the Policy Account Value on that date. However, this change may not be made if it would reduce the Face Amount or applicable rider coverage amount to less than the Minimum Face Amount or minimum amount in which the applicable rider could be issued.

     If the Death Benefit Option is changed from Option B to Option A, on the effective date of the change, the Death Benefit will not change and the Face Amount will be increased by the Policy Account Value on that date.

     A change in the Death Benefit Option may affect the Net Amount at Risk over time which, in turn, would affect the monthly Cost of Insurance Charge. Changing from Option A to Option B will generally result in a Net Amount at Risk that remains level. Such a change will result in a relative increase in the cost of insurance charges over time because the Net Amount at Risk will, unless the Death Benefit is based on the applicable percentage of Policy Account Value, remain level rather than decreasing as the Policy Account Value increases. Unless the Death Benefit is based on the applicable percentage of Policy Account Value, changing from Option B to Option A will, if the Policy Account Value increases, decrease the Net Amount at Risk over time, thereby reducing the cost of insurance charge.

     The effects of these Death Benefit Option changes on the Face Amount, Death Benefit and Net Amount at Risk can be illustrated as follows. Assume that a Policy under Option A has a Face Amount of $500,000 and a Policy Account Value of $100,000 and, therefore, a Death Benefit of $500,000 and a Net Amount at Risk of $400,000 ($500,000 - $100,000). If the Death Benefit Option is changed from Option A to Option B, the Face Amount will decrease from $500,000 to $400,000 and the Death Benefit and Net Amount at Risk would remain the same. Assume that a Policy under Option B has a Face Amount of $500,000 and a Policy Account Value of $50,000 and, therefore, the Death Benefit is $550,000 ($500,000 - $50,000) and a Net Amount at Risk of $500,000 ($550,000 - $50,000). If the Death Benefit Option is changed from Option B to Option A, the Face Amount will increase to $550,000, and the Death Benefit and Net Amount at Risk would remain the same.

     If a change in the Death Benefit Option would result in cumulative premiums exceeding the maximum premium limitations under the Internal Revenue Code for life insurance, PLACA will not effect the change.

     A change in the Death Benefit Option may have federal income tax consequences. (See "Tax Treatment of Policy Benefits.")

     How the Death Benefit May Vary. The amount of the Death Benefit may vary with the Policy Account Value. The Death Benefit under Option A will vary with the Policy Account Value whenever the specified percentage of Policy Account Value exceeds the Face Amount of the Policy. The Death Benefit under Option B will always vary with the Policy Account Value because the Death Benefit equals the greater of (a) the Face Amount plus the Policy Account Value and (b) the Policy Account Value multiplied by the specified percentage.

ABILITY TO DECREASE FACE AMOUNT

     Subject to certain limitations, an Owner may generally, at any time after the first Policy Year, increase or decrease the Policy's Face Amount by submitting a written application to PLACA. (Decreases are not permitted for Policies issued in Virginia.) The effective date of the decrease will be the Policy Processing Day on or next following PLACA's approval of the request. A decrease in Face Amount may have tax consequences. (See "Tax Treatment of Policy Benefits.") The effect of a decrease in Face Amount on Policy charges, as well as other considerations, are described below.

     The amount of a Face Amount decrease must be for at least $25,000 (or such lesser amount required in a particular state). The Face Amount after any decrease may not be less than the Minimum Face Amount for Policies being issued at the time of the decrease. A decrease in Face Amount will not be permitted if the Face Amount was decreased during the prior 12-month period. To the extent a decrease in the Face Amount could result in cumulative premiums exceeding the maximum premium limitations applicable for life insurance under the Code, PLACA will not effect the decrease.

     A decrease in the Face Amount generally will decrease the total Net Amount at Risk which will decrease an Owner's monthly cost of insurance charges. A decrease in the Face Amount may result in the imposition of a surrender charge as of the Policy Processing Day on which the decrease becomes effective. (See "Surrender Charges.")

     Any surrender charge applicable to a decrease will be deducted from the Policy Account Value and the remaining surrender charge will be reduced by the amount deducted. The surrender charge will be deducted from the Subaccounts and the Guaranteed Account based on the proportion that the value in each such account bears to the total unloaned Policy Account Value.

INSURANCE PROTECTION

     An Owner may decrease the insurance protection provided by the Policy (i.e, the Net Amount at Risk) in one of several ways, as insurance needs change. These ways include decreasing the Face Amount, changing the level of premium payments, and by making a partial withdrawal of Net Cash Surrender Value. The consequences of each are summarized below.

     A decrease in Face Amount will decrease the insurance protection. It will not reduce the Policy Account Value, except for the deduction of any surrender charge applicable to the decrease. The Monthly Deductions will generally be correspondingly lower following the decrease.

     Under Death Benefit Option A, until the specified percentage of Policy Account Value exceeds the Face Amount, then (a) if the Owner increases the premium payments from the current level, the amount of insurance protection will generally be reduced, and (b) if the Owner reduced the premium payments from the current level, the amount of insurance protection will generally be increased.

     Under Death Benefit Option B, until the specified percentage of Policy Account Value exceeds the Face Amount plus the Policy Account Value, the level of premium payments will not affect the amount of insurance protection. (However, both the Policy Account Value and Death Benefit will be increased if premium payments are increased and reduced if premium payments are reduced.) Under either Death Benefit Option, if the Death Benefit is the specified percentage of Policy Account Value, then (a) if the Owner increases premium payments from the current level, the amount of insurance protection will increase and (b) if the Owner reduces the premium payments from the current level, the amount of insurance protection will decrease.

     A partial withdrawal of Net Cash Surrender Value will reduce the Death Benefit. If Death Benefit Option A is in effect, the withdrawal will first decrease the Policy's Face Amount by the amount withdrawn plus the partial withdrawal expense charge. If Death Benefit Option B is in effect, it will not reduce the amount of insurance protection unless the Death Benefit is based on the specified percentage of Policy Account Value. In this event, however, the decrease in the Death Benefit will be greater than the amount of a withdrawal.

PAYMENT AND ALLOCATION OF PREMIUMS

     Issuance of a Policy. In order to purchase a Policy, an individual must make application to PLACA through a licensed PLACA agent who is also a registered representative of 1717 Capital Management Company ("1717") or a broker/dealer having a Selling Agreement with 1717 or a broker/dealer having a Selling Agreement with such a broker/dealer. If PLACA accepts the application, a Policy will be issued in consideration of payment of the Minimum Initial Premium set forth in the Policy. The Minimum Face Amount of a Policy under PLACA's rules is $100,000.

     PLACA reserves the right to revise its rules from time to time to specify a different Minimum Face Amount for subsequently issued policies. A Policy will be issued only with respect to Insureds who individually have an Issue Age of 21 to 85 and a Joint Equal Age of 25 to 85 and who provide PLACA with satisfactory evidence of insurability. Acceptance is subject to PLACA's underwriting rules. PLACA reserves the right to reject an application for any reason permitted by law. (See "Distribution of Policies.")

     At the time the application for a Policy is signed, an applicant can, subject to PLACA's underwriting rules, obtain temporary insurance protection, pending issuance of the Policy, by answering "no" to the Health Questions of the Temporary Agreement and submitting payment of the Minimum Initial Premium with the Application. The Minimum Initial Premium will equal the Minimum Annual Premium multiplied by the following factor:

PREMIUM BILLING MODE
SELECTED AT ISSUE                                      FACTOR
--------------------                                   ------
Annual.............................................    1.000
Semi-annual........................................    0.500
Quarterly..........................................    0.250
Monthly............................................    0.167

     The amount of coverage under the temporary agreement is the lesser of the Face Amount applied for or $500,000. Coverage under the agreement will end on the earliest of: (a) the 90th day from the date of the agreement; (b) the date that insurance takes effect under the Policy; (c) the date a policy, other than as applied for, is offered to the Applicant; or (d) five days from the date PLACA mails a notice of termination of coverage.

     Amount and Timing of Premiums. The Minimum Initial Premium is due on or before the date the Policy is delivered. No insurance will take effect until the Minimum Initial Premium is paid while the health and other conditions of the Insureds stay the same as described in the application. Prior to the Final Policy Date and while the Policy is in force, an Owner may make additional premium payments at any time and in any amount, subject to the limitation set forth below. Each premium payment must be for at least $20. PLACA may increase this minimum amount upon 90 days written notice to Owners of such increase, but the minimum amount will never exceed $500. Subject to certain limitations described below, an Owner has considerable flexibility in determining the amount and frequency of premium payments.

     At the time of application, each Owner will select a Planned Periodic Premium schedule, based on a periodic billing mode of annual, semi-annual, or quarterly payment. The Owner is entitled to receive a premium reminder notice from PLACA at the specified interval. The Owner may change the Planned Periodic Premium frequency and amount. Also, under the Automatic Payment Plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being "billed".

     Unless prohibited by a particular state, any payments made while there is an outstanding Policy loan are considered loan repayments, unless PLACA is notified in writing that the amount is to be applied as a premium payment. The Owner is not required to pay the Planned Periodic Premiums in accordance with the specified schedule. The Owner has the flexibility to alter the amount and frequency of premium payments. However, payment of the Planned Periodic Premiums does not guarantee that the Policy will remain in force. Instead, the duration of the Policy depends upon the Policy's Net Cash Surrender Value. Thus, even if Planned Periodic Premiums are paid, the Policy may lapse whenever the Net Cash Surrender Value is insufficient to pay the Monthly Deductions and any other charges and if a Grace Period expires without an adequate payment by the Owner.

     Premium Limitations. The Code provides for exclusion of the Death Benefit from a Beneficiary's gross income if total premium payments do not exceed certain stated limits. In no event can the total of all premiums paid under a Policy exceed such limits. PLACA has established procedures to monitor whether aggregate premiums paid under a Policy exceed those limits. If a premium is paid which would result in total premiums exceeding such limits, PLACA will only accept that portion of the premium which would make total premiums equal the maximum amount which may be paid under the Policy. The excess will be refunded. If total premiums do exceed the maximum premium limitations established by the Code, however, the excess of a Policy's Death Benefit over the Policy's Cash Surrender Value should still be excludable from gross income.

     The maximum premium limitations set forth in the Code depend in part upon the amount of the Death Benefit at any time. As a result, any Policy changes which affect the amount of the Death Benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations. To the extent that any such change would result in cumulative premiums exceeding the maximum premium limitations, PLACA will not effect such change. (See "Federal Income Tax Considerations.") PLACA reserves the right to require satisfactory evidence of insurability before accepting a premium payment that would increase the Net Amount At Risk.

     Allocation of Net Premiums. The Owner indicates in the application how Net Premiums should be allocated among the Subaccounts and/or the Guaranteed Account. The percentages of each Net Premium that may be allocated to any account must be in whole numbers and the sum of the allocation percentages must be 100%. PLACA allocates the Net Premiums as of the date it receives such premium at its Service Center.

     Where state law requires a refund of premiums paid when a policy is returned under the Free-Look provisions any premiums received by PLACA before the expiration of a 15-day period beginning on the later of the Policy Issue Date or the date PLACA receives the Minimum Initial Premium, which are to be allocated to the Subaccounts are allocated to the Money Market Subaccount. At the end of the 15-day period, Policy Account Value in the Money Market Subaccount is allocated among the Subaccounts based on the proportion that the allocation percentage for such Subaccount bears to the sum of the Subaccount premium allocation percentages. All other Net Premiums are allocated based on the allocation percentages then in effect. The allocation schedules may be changed at any time by providing PLACA with written notice.

     The values of the Subaccounts will vary with their investment experience and the Owner bears the entire investment risk. Owners should periodically review their allocation schedule in light of market conditions and the Owners' overall financial objectives.

SPECIAL POLICY ACCOUNT VALUE CREDIT

     On each Policy Processing Day after the Policy has been in force for at least 15 years or when the Policy Account Value less the value in the Loan Account equals or exceeds $500,000, an additional credit is added to the Policy Account Value in the Subaccounts. The credit is a result of a reduction in the mortality and expense risk charge and is equal to 0.03% multiplied by the Policy Account Value in the Subaccounts.

POLICY ACCOUNT VALUE

     The Policy Account Value is the total amount of value held under the Policy at any time. It is equal to the sum of the Policy's values in the Subaccounts, the Guaranteed Account and the Loan Account. The Policy Account Value minus any applicable Surrender Charge or Additional Surrender Charge is the Cash Surrender Value.

     The Policy Account Value and Cash Surrender Value will reflect the investment performance of the chosen Subaccounts, the crediting of interest for the Guaranteed Account and the Loan Account, any Net Premiums paid, the Special Policy Account Value Credit, any transfers, any partial withdrawals, any loans, any loan repayments, any loan interest paid, and any charges assessed in connection with the Policy.

     Calculation of Policy Account Value. The Policy Account Value is determined first on the Policy Date and thereafter at the close of each Valuation Day. On the Policy Date, the Policy Account Value equals the Net Premiums received less any Monthly Deductions on the Policy Date. On each Valuation Day after the Policy Date, the Policy Account Value is:

          1. Policy Account Value in each Subaccount, determined by multiplying the number of units of the Subaccount by the Subaccount's Unit Value on that date;

          2.  Policy Account Value in the Guaranteed Account; plus

          3.  Policy Account Value in the Loan Account.

     Determination of Number of Units for the Subaccounts. Allocated Net Premiums, the Special Policy Account Value Credit or Policy Account Value transferred to a Subaccount are used to purchase units of that Subaccount; units are redeemed when amounts are deducted, transferred or withdrawn. The number of units of a Subaccount at any time equals the number of units purchased minus the number of units redeemed up to such time. For each Subaccount, the number of units purchased or redeemed in connection with a particular transaction is determined by dividing the dollar amount by the unit value.

     Determination of Unit Value. The unit value of a Subaccount on any Valuation Day is equal to the unit value on the immediately preceding Valuation Day multiplied by the Net Investment Factor for that Subaccount on that Valuation Day.

     Net Investment Factor. The Net Investment Factor for each Subaccount measures the investment performance of a Subaccount. The factor increases to reflect investment income and capital gains, realized and unrealized, for the shares of the underlying Portfolio. The factor decreases to reflect any capital losses, realized or unrealized, for the shares of the underlying Portfolio as well as the asset charge for mortality and expense risks.

POLICY DURATION

     Policy Lapse. The Policy will remain in force as long as the Net Cash Surrender Value of the Policy is sufficient to pay the Monthly Deductions and other charges under the Policy. When the Net Cash Surrender Value is insufficient to pay the charges and the Grace Period expires without an adequate premium payment by the Owner, the Policy will lapse and terminate without value. Notwithstanding the foregoing, during the first five Policy Years the Policy will not lapse if the Minimum Guarantee Premium has been paid. A Guaranteed Minimum Death Benefit rider may be purchased with the Policy that guarantees the Policy will not lapse if certain conditions are met. (See "Supplementary Benefits.")

     The Policy provides for a 61-day Grace Period that is measured from the date on which notice is sent by PLACA indicating that the Grace Period has begun. Thus, the Policy does not lapse, and the insurance coverage continues, until the expiration of this Grace Period. To prevent lapse, the Owner must, during the Grace Period, make a premium payment equal to three Monthly Deductions. The notice sent by PLACA will specify the payment required to keep the Policy in force.

     Reinstatement. A Policy that lapses may be reinstated at any time within three years (or longer period required in a particular state) after the expiration of the Grace Period and before the Final Policy Date by submitting evidence of each Insured's insurability satisfactory to PLACA and payment of an amount sufficient to keep the Policy in force for at least three months following the date that the reinstatement application is approved. Upon reinstatement, the Policy Account Value is based upon the premium paid to reinstate the Policy. A reinstated Policy has the same Policy Date as it had prior to the lapse.

TRANSFERS OF POLICY ACCOUNT VALUE

     Transfers. The Owner may transfer the Policy Account Value between and among the Subaccounts and the Guaranteed Account by making a written transfer request to PLACA. The amount transferred must be at least $1,000, unless the total value in an account is less than $1,000, in which case the entire amount may be transferred.

     After 12 transfers have been made in any Policy Year, a $25 transfer charge will be deducted from each transfer during the remainder of such Policy Year. All transfers included in a single written request are treated as one transfer. Transfers are made as of the date PLACA receives a written request at its Service Center. Transfers resulting from Policy loans, Automatic Asset Rebalancing, Dollar Cost Averaging, the exercise of exchange privileges, and the reallocation from the Money Market Subaccount following the 15-day period after the Issue Date, are not subject to a transfer charge and do not count as one of the 12 "free" transfers in any Policy Year. Under present law, transfers are not taxable transactions.

     Special Transfer Right. During the first two years following the Issue Date, the Owner may, on one occasion, transfer the entire Policy Account Value in the Subaccounts to the Guaranteed Account without a transfer charge and without such transfer counting toward the twelve transfers permitted without charge during a Policy Year.

     Transfer Right for Change in Investment Policy of a Subaccount. If the investment policy of a Subaccount is materially changed, the Owner may transfer the portion of the Policy Account Value in such Subaccount to another Subaccount or to the Guaranteed Account without a transfer charge and without having such transfer count toward the twelve transfers permitted without charge during a Policy Year.

     Telephone Transfers. Transfers will be made upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization is provided to PLACA. PLACA reserves the right to suspend telephone transfer privileges at any time for any class of policies, for any reason. PLACA will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and if it follows such procedures it will not be liable for any losses due to authorized or fraudulent instructions. PLACA, however, may be liable for such losses if it does not follow those reasonable procedures. The procedures PLACA will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction and making a tape-recording of the instructions given by telephone.

     Automatic Asset Rebalancing. Automatic asset rebalancing is a feature which, if elected, authorizes periodic transfers of Policy Account Values between the Subaccounts in order to maintain the allocation of such values in percentages that match the then current premium allocation percentages. Election of this feature may be made in the application or at any time after the policy is issued by properly completing the election form and returning it to PLACA. The election may be revoked at any time. Rebalancing may be done quarterly or annually. Rebalancing terminates when the total value in the subaccounts is less than $1,000. PLACA reserves the right to suspend automatic asset rebalancing at any time, for any class of Policies, for any reason.

     Dollar Cost Averaging. Dollar Cost Averaging is a program which, if elected, enables the Owner to systematically and automatically transfer, on a monthly basis, specified dollar amounts from any selected Subaccount to any other Subaccounts or the Guaranteed Account. Transfers may not come from the Guaranteed Account. By allocating on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of short term market fluctuations. PLACA, however, makes no guarantee that Dollar Cost Averaging will result in a profit or protect against loss.

     Dollar Cost Averaging may be elected for a period of 6, 12, 18, 24, 30 or 36 months. To qualify for Dollar Cost Averaging, the following minimum amount of Policy Account Value must be allocated to a Subaccount: 6 months -- $3,000; 12 months -- $6,000; 18 months -- $9,000; 24 months -- $12,000; 30 months -- $15,000; 36 months -- $18,000. At least $500 must be transferred from the Subaccount each month. The amount required to be allocated to the Subaccount can be made from an initial or subsequent investment or by transferring amounts into the Subaccount from the other Subaccounts or from the Guaranteed Account (See "Transfers from Guaranteed Account."). Each monthly transfer is split among the Subaccounts or the Guaranteed Account based upon the percentages elected. Dollar Cost Averaging may not be elected if Automatic Asset Rebalancing has been elected or if a policy loan is outstanding.

     Dollar Cost Averaging may be elected in the application or by completing an election form and returning it to PLACA by the beginning of the month. When an election form is received, Dollar Cost Averaging will commence on the first Policy Processing Day after the later of (a) the Policy Date; (b) the end of the 15-day period when premiums are allocated to the Money Market Fund in certain states; and (c) when the Subaccount value equals or exceeds the greater of the minimum amount stated above and the amount of the first monthly transfer.

     Once Dollar Cost Averaging transfers have commenced, they occur monthly on the Policy Processing Day until the specified number of transfers has been completed, or (a) a policy loan is requested, (b) the policy goes into the grace period, or (c) there is insufficient value in the Subaccount to make the transfer. The Owner may instruct PLACA in writing to cancel Dollar-Cost Averaging transfers at any time.

     Transfers made under the Dollar Cost Averaging program do not count toward the twelve transfers permitted each Policy Year without imposing the Transfer Charge. PLACA reserves the right to discontinue offering automatic transfers upon 30 days' written notice to the Owner. Written notice will be sent to the Owner confirming each transfer and when the Dollar Cost Averaging program is terminated. The Owner and agent are responsible for reviewing the confirmation to verify that the transfers are being made as requested.

FREE-LOOK PRIVILEGES

     Free-Look for Policy. The Policy provides for an initial Free-Look Period. The Owner may cancel the Policy until 10 days after the Owner receives the Policy. Upon giving written notice of cancellation and returning the Policy to PLACA's Service Center, to one of PLACA's other offices, or to the PLACA representative from whom it was purchased, the Owner will receive a refund equal to the sum of: (i) the

Policy Account Value as of the date the returned Policy is received by PLACA at its Service Center or the PLACA representative through whom the Policy was purchased; (ii) any Premium Expense Charges deducted from premiums paid; (iii) any Monthly Deductions charged against the accounts; and (iv) any Mortality and Expense Risk charges deducted from the value of the net assets of the Subaccounts. A refund of all premiums paid is made for any Policy delivered in a state that requires such a refund.

LOAN PRIVILEGES

     General. The Owner may at any time after the Issue Date borrow money from PLACA using the Policy Account Value as the security for the loan. The Owner may obtain Policy loans in a minimum amount of $500 (or such lesser minimum required in a particular state) but not exceeding the Policy's Net Cash Surrender Value on the date of the loan. While at least one Insured is living, the Owner may repay all or a portion of a loan and accrued interest.

     Interest Rate Charged. Interest is charged on Policy loans at an effective annual rate of 6%. Interest is due at the end of each Policy Year. If interest is not paid when due, it is added to the loan balance and bear interest at the same rate. Unpaid interest is allocated based on the Owner's written instructions. If there are no written instructions or the Policy Account Value in the specified Subaccounts is insufficient to allow the collateral for the unpaid interest to be transferred, the interest is allocated based on the proportion that the Guaranteed Account Value and the Value of the Subaccounts under a Policy bear to the total unloaned Policy Account Value.

     Allocation of Loans and Collateral. PLACA will allocate the amount of a Policy loan among the Subaccounts and/or the Guaranteed Account based upon the proportion that the value of the Subaccounts and/or the Guaranteed Account Value bear to the total unloaned Policy Account Value at the time the loan is made or to the Subaccounts based on the percentages you specify at the time the loan is made.

     The amount of collateral for a Policy loan is the loan amount plus accrued interest to the next Policy Anniversary, less interest at an effective annual rate of 4% which is earned to such Policy Anniversary. PLACA will deduct the collateral for the loan from each account based on the allocation described in the preceding paragraph and transfer this amount to the Loan Account. The collateral is recalculated: (a) when loan interest is repaid or added to loaned amount; (b) when a new loan is made; and (c) when a loan repayment is made. A transfer to or from the Loan Account will be made to reflect any recalculation of collateral. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid interest added to the loan balance) minus any loan repayments.

     Interest Credited to Loan Account. As long as the Policy is in force, PLACA credits the amount in the Loan Account with interest at effective annual rates it determines, but not less than 4% or such higher minimum rate required under state law. The rate will apply to the calendar year which follows the date of determination. Loan interest credited is transferred to the Subaccounts or the Guaranteed Account: (a) when loan interest is paid added to the loaned amount; (b) when a loan repayment is made; and (c) when a new loan is made. PLACA currently credits 4.50% interest annually to the amount in the Loan Account until the Policy's 15th anniversary, and 5.70% annually thereafter.

     Effect of Policy Loan. Policy loans, whether or not repaid, will have a permanent effect on the Policy Account Value, the Cash Surrender Value, and Net Cash Surrender Value and may permanently affect the Death Benefit under the Policy. The effect on the Policy Account Value and Death Benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Guaranteed Account is less than or greater than the interest being credited on the assets in the Loan Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate is less than the investment experience of assets held in the Subaccounts and interest credited to the Guaranteed Account. The longer a loan is outstanding, the greater the effect of a Policy loan is likely to be. The Death Proceeds will be reduced by the amount of any outstanding Policy loan.

     Loan Repayments. An Owner may repay all or part of a Policy loan at any time while the Insured is alive and the Policy is in force. Unless prohibited by a particular state, PLACA will assume that any payments made while there is an outstanding loan is a loan repayment, unless it receives written instructions that the payment is a premium payment. Repayments up to the amount of the outstanding loan is allocated to the accounts based on the amount of the outstanding loan allocated to each account as of the date of repayment; any repayment in excess of the amount of the outstanding loan will be allocated to the accounts based on the amount of interest due on the portion of the outstanding loan allocated to each account. For this purpose, the amount of the interest due is determined as of the next Policy Anniversary. Failure to repay a loan or to pay loan interest will not cause the Policy to lapse unless the Net Cash Surrender Value on the Policy Processing Day is less than the monthly deduction due. (See "Policy Duration.")

     Tax Considerations. Any loans taken from a Modified Endowment Contract will be treated as a taxable distribution. In addition, with certain exceptions, a 10% additional income tax penalty will be imposed on the portion of any loan that is included in income. (See "Distributions from Policies Classified as Modified Endowment Contracts.") Depending upon the investment performance of the Subaccounts and the amounts borrowed, loans may cause the Policy to lapse. If the Policy is not a Modified Endowment Contract, lapse of the Policy with outstanding loans may result in adverse tax consequences. (See "Distributions from Policies Not Classified as Modified Endowment Contracts.")

SURRENDER PRIVILEGE

     At any time before the earlier of the death of the last surviving Insured and the Final Policy Date, the Owner may surrender the Policy for its Net Cash Surrender Value. The Net Cash Surrender Value is determined by PLACA as of the date it receives, at its Service Center, a surrender request signed by the Owner. Coverage under the Policy will end on the day the Owner mails or otherwise sends the written surrender request to PLACA at the Service Center. A surrender may have adverse federal income tax consequences. (See "Tax Treatment of Policy Benefits.")

PARTIAL WITHDRAWAL PRIVILEGE

     After the first Policy Year, at any time before the earlier of the death of the last surviving Insured and the Final Policy Date, the Owner may withdraw a portion of the Policy's Net Cash Surrender Value. The minimum amount which may be withdrawn is $1,500. A withdrawal charge will be deducted from the Policy Account Value. A partial withdrawal will not result in the imposition of surrender charges.

     The withdrawn amount and withdrawal charge will be allocated based on the proportion that the Policy Account Value in the Subaccounts and the Guaranteed Account Value bear to the total unloaned Policy Account Value, or are allocated to such Subaccounts as the Owner specifies at the time of the withdrawal.

     The effect of a partial withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit Option in effect and whether the Death Benefit is based on the applicable percentage of Policy Account Value. (See "Death Benefit Options.")

     Option A. The effect of a partial withdrawal on the Face Amount and Death Benefit under Option A can be described as follows:

          If the Death Benefit equals the Face Amount, a partial withdrawal will reduce the Face Amount and the Death Benefit by the amount of the partial withdrawal.

          For the purposes of this illustration (and the following illustrations of partial withdrawals), assume that the Attained Age of the younger Insured is under 40 and there is no indebtedness. The applicable percentage is 250% for a younger Insured with an Attained Age under 40.

          Under Option A, a contract with a Face Amount of $300,000 and a Policy Account Value of $30,000 will have a Death Benefit of $300,000. Assume that the Owner takes a partial withdrawal of

     $10,000. The partial withdrawal will reduce the Policy Account Value to $19,975 ($30,000 - $10,000 - $25) and the Death Benefit and Face Amount to $290,000 ($300,000 - $10,000).

          If the Death Benefit immediately prior to the partial withdrawal is based on the applicable percentage of Policy Account Value, the Face Amount will be reduced by an amount equal to the amount of the partial withdrawal. The Death Benefit will be reduced to equal the greater of (a) the Face Amount after the partial withdrawal, and (b) the applicable percentage of the Policy Account Value after deducting the amount of the partial withdrawal and expense charge.

          Under Option A, a policy with a Face Amount of $300,000 and a Policy Account Value of $300,000 will have a Death Benefit of $750,000. Assume that the Owner takes a partial withdrawal of $49,975. The partial withdrawal will reduce the Policy Account Value to $250,000 ($300,000 - $49,975 - $25) and the Face Amount to $250,025 ($300,000 - $49,975). The
     Death Benefit is the greater of (a) the Face Amount of $250,025 and (b) the applicable percentage of the Policy Account Value $625,000 ($250,000 x 2.5). Therefore, the Death Benefit will be $625,000.

     Option B. The Face Amount will never be decreased by a partial withdrawal. A partial withdrawal will, however, always decrease the Death Benefit.

          If the Death Benefit equals the Face Amount plus the Policy Account Value, a partial withdrawal will reduce the Policy Account Value by the amount of the partial withdrawal and expense charge and thus the Death Benefit will also be reduced by the amount of the partial withdrawal and the expense charge.

          Under Option B, a policy with a Face Amount of $300,000 and a Policy Account Value of $90,000 will have a Death Benefit of $390,000 ($300,000 + $90,000). Assume the Owner takes a partial withdrawal of $20,000. The partial withdrawal will reduce the Policy Account Value to $69,975 ($90,000 - $20,000 - $25) and the Death Benefit to $369,975 ($300,000 +
     $69,975). The Face Amount is unchanged.

          If the Death Benefit immediately prior to the partial withdrawal is based on the applicable percentage of Policy Account Value, The Death Benefit will be reduced to equal the greater of (a) the Face Amount plus the Policy Account Value after deducting the partial withdrawal and expense charge and (b) the applicable percentage of Policy Account Value after deducting the amount of the partial withdrawal and the expense charge.

          Under Option B, a policy with a Face Amount of $300,000 and a Policy Account Value of $300,000 will have a Death Benefit of $750,000 ($300,000 x 2.5). Assume the Owner takes a partial withdrawal of $149,975. The partial withdrawal will reduce the Policy Account Value to $150,000
     ($300,000 - $149,975 - $25) and the Death Benefit to the greater of (a) the Face Amount plus the Policy Account Value $450,000 ($300,000 + $150,000) and (b) the Death Benefit based on the applicable percentage of the Policy Account Value $375,000 ($150,000 x 2.5). Therefore, the Death Benefit will be $450,000. The Face Amount is unchanged.

     Because a partial withdrawal can affect the Face Amount and the Death Benefit as described above, a partial withdrawal may also affect the Net Amount at Risk which is used to calculate the cost of insurance charge under the Policy. (See "Cost of Insurance.") A request for partial withdrawal may not be allowed if, or to the extent that, such withdrawal would reduce the Face Amount below the Minimum Face Amount for the Policy. Also, if a partial withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, PLACA will not allow such partial withdrawal.

     A partial withdrawal of Net Cash Surrender Value may have federal income tax consequences. (See "Tax Treatment of Policy Benefits.")

                             CHARGES AND DEDUCTIONS

     Charges will be deducted in connection with the Policy to compensate PLACA for (a) providing the insurance benefits set forth in the Policy; (b) administering the Policy; (c) assuming certain risks in connection with the Policy; and (d) incurring expenses in distributing the Policy. In the event that there are any profits from fees and charges deducted under the Policy, including but not limited to mortality and expense risk charges, such profits could be used to finance the distribution of the contracts.

PREMIUM EXPENSE CHARGE

     Prior to allocation of Net Premiums, premiums paid are reduced by a Premium Expense Charge which consists of:

     Premium Tax Charge. Various states and some of their subdivisions impose a tax on premiums received by insurance companies. Premium taxes vary from state to state but range from 0% to 4%. A deduction of a percentage of the premium will be made from each premium payment. The applicable percentage will be based on the rate for the Insureds' residence. No premium tax charge is deducted in jurisdictions that impose no premium tax.

     Percent of Premium Charge. A percent of premium charge not to exceed 6% is deducted from each premium payment to partially compensate PLACA for federal taxes and the cost of selling the Policy. Currently, PLACA deducts 6% of each premium payment in the first 15 Policy Years and 1.5% percent from each premium payment.

SURRENDER CHARGES

     A Surrender Charge, which consists of a Deferred Administrative Charge and a Deferred Sales Charge, is imposed if the Policy is surrendered or lapses at any time before the end of the 15th Policy Year. A portion of this Surrender Charge will be deducted if the Owner decreases the Initial Face Amount before the end of the 15th Policy Year.

     This surrender charge is designed partially to compensate PLACA for the cost of administering, issuing and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of applications for insurance, processing of the applications, establishing policy records and Policy issue. PLACA does not expect the surrender charges to cover all of these costs. To the extent that they do not, PLACA will cover the short-fall from its general account assets, which may include profits from the mortality and expense risk charge.

     Deferred Administrative Charge. The Deferred Administrative Charge is as follows:

                                         CHARGE PER $1,000
POLICY YEAR                               OF FACE AMOUNT
-----------                              -----------------
1-11.................................          $5.00
12...................................           4.00
13...................................           3.00
14...................................           2.00
15...................................           1.00
16+..................................              0

     The actual Deferred Administrative Charge is the charge described above less the amount of any Deferred Administrative Charge previously paid at the time of a decrease in Face Amount.

     Deferred Sales Charge. The Deferred Sales Charge will not exceed the Maximum Deferred Sales Charge specified in the Policy. During Policy Years 1 through 11, this maximum equals a percentage of the Target Premium for the Initial Face Amount (shown below). It equals 80% of this maximum during Policy Year 12, 60% during Policy Year 13, 40% during Policy Year 14, 20% during Policy Year 15, and 0% during Policy Years 16 and later. The Deferred Sales Charge actually imposed will equal the lesser of this maximum and an amount equal to 30% of all premiums actually paid to the date of surrender or lapse, less any Deferred Sales Charge previously paid at the time of a prior decrease in Face Amount.

                JOINT                   MAXIMUM DEFERRED SALES CHARGE
              EQUAL AGE                     (% OF TARGET PREMIUM)
              ---------                 -----------------------------
 25-71................................               60%
 72-73................................               50
 74-75................................               40
 76-78................................               30
 79-83................................               20
 84-85................................               10

     Surrender Charge Upon Decrease in Face Amount. A surrender charge may be deducted on a decrease in Face Amount. In the event of a decrease, the surrender charge deducted is a fraction of the charge that would apply to a full surrender of the Policy. The fraction is determined by dividing the amount of the decrease by the current Face Amount and multiplying the result by the Surrender Charge. Where a decrease causes a partial reduction in the Face Amount, a proportionate share of the Surrender Charge will be deducted.

     Allocation of Surrender Charges. The Surrender Charge will be deducted from the Policy Account Value. For surrender charges resulting from Face Amount decreases, that part of any such surrender charge will reduce the Policy Account Value and will be allocated among the accounts based on the proportion that the value in each of the Subaccounts and the Guaranteed Account Value bear to the total unloaned Policy Account Value.

MONTHLY DEDUCTIONS

     Charges will be deducted from the Policy Account Value on the Policy Date and on each Policy Processing Day to compensate PLACA for administrative expenses and for the insurance coverage provided by the Policy. The Monthly Deduction consists of four components -- (a) the cost of insurance, (b) monthly administrative charges, (c) initial administrative charges, and (d) the cost of any additional benefits provided by rider. Because portions of the Monthly Deduction, such as the cost of insurance, can vary from month to month, the Monthly Deduction may vary in amount from month to month. The Monthly Deduction is deducted from the Subaccounts and the Guaranteed Account in accordance with the allocation percentages for Monthly Deductions chosen by the Owner at the time of application, or as later changed by PLACA pursuant to the Owner's written request. If PLACA cannot make a monthly deduction on the basis of the allocation schedule then in effect, PLACA makes the deduction based on the proportion that the Owner's Guaranteed Account Value and the value in the Owner's Subaccounts bear to the total unloaned Policy Account Value.

     Cost of Insurance. Because the cost of insurance depends upon several variables, the cost for each Policy Month can vary. PLACA will determine the monthly Cost of Insurance Charge by multiplying the applicable cost of insurance rate or rates by the Net Amount at Risk for each Policy Month. The Net Amount at Risk on any Policy Processing Day is the amount by which the Death Benefit exceeds the Policy Account Value.

     In calculating the cost of insurance charge, the rate based on each Insured's Premium Class on the Policy Date is applied to the Net Amount at Risk for the Face Amount. Any change in the Net Amount at Risk will affect the total cost of insurance charges paid by the Owner.

     Cost of Insurance Rate. The cost of insurance rate is based on the Attained Age, Sex, Premium Class of each Insured and Duration. The actual monthly cost on insurance rates will be based on PLACA's expectations as to future mortality and expense experience. They will not, however, be greater than the guaranteed maximum cost of insurance rates set forth in the Policy. These guaranteed maximum rates are based on each Insured's Attained Age, Sex, Premium Class, and the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Table. Premium Class and the 1980 Commissioners

Standard Ordinary Mortality Table NB and SB. Any change in the cost of insurance rates will apply to all pairs of Insureds of the same Attained, Age, Sex, Premium Class and Duration.

     Premium Class. The Premium Class of the Insureds will affect the cost of insurance rates. PLACA currently places Insureds into standard classes and classes with extra ratings, which reflect higher mortality risks. In an otherwise identical Policy, Insureds in the standard class will have a lower cost of insurance than Insureds in a class with extra ratings. The standard Premium Class is divided into three categories: smoker, nonsmoker and preferred. Nonsmoking pairs of Insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers in the same Premium Class. Preferred Insureds will generally incur lower cost of insurance rates than Insureds who are classified as standard nonsmokers.

     Initial Administrative Charge. An Initial Administrative Charge of $17.50 plus an amount per $1,000 of Face Amount (shown below) is deducted from Policy Account Value on the Policy Date and on each of the next eleven Policy Processing Days.

                     INITIAL ADMINISTRATIVE MONTHLY CHARGE

                     $0.11 per $1,000 on the first million of face amount $0.09 per $1,000 on the next million of face amount $0.07 per $1,000 on the next million of face amount $0.05 per $1,000 on the next million of face amount $0.03 per $1,000 on the next million of face amount 0 on the excess face amount over $5 million

     Monthly Administrative Charges. A Monthly Administrative Charge (presently $7.50 plus $0.01 per $1,000 of Face Amount) is deducted from the Policy Account Value on the Policy Date and each Policy Processing Day as part of the Monthly Deduction. This charge may be increased, but in no event will it be greater than $12 plus $0.03 per $1,000 of Face Amount per month. This charge is intended to reimburse PLACA for ordinary administrative expenses expected to be incurred, including record keeping, processing claims and certain Policy changes, preparing and mailing reports, and overhead costs.

     Additional Benefit Charges. The Monthly Deduction will include charges for any additional benefits added to the Policy. The monthly charges will be specified in the applicable rider.

PARTIAL WITHDRAWAL CHARGE

     A charge of $25 will be deducted from the Policy Account Value for each partial withdrawal of Net Cash Surrender Value. This charge is intended to compensate PLACA for the administrative costs in effecting the requested payment and in making all calculations which may be required by reason of the partial withdrawal.

TRANSFER CHARGE

     After 12 transfers have been made in any Policy Year, a transfer charge of $25 will be deducted for each transfer during the remainder of such Policy Year to compensate PLACA for the costs of processing such transfers.

     The transfer charge will be deducted from the amount being transferred. The transfer charge will not apply to transfers resulting from Policy loans, Automatic Asset Rebalancing and Dollar Cost Averaging the exercise of special transfer rights and the initial reallocation of account values from the Money Market Subaccount to other Subaccounts. These transfers will not count against the 12 free transfers in any Policy Year.

MORTALITY AND EXPENSE RISK CHARGE

     A daily charge will be deducted from the value of the net assets of the Separate Accounts to compensate PLACA for mortality and expense risks assumed in connection with the Policy. This charge will be deducted at an annual rate of 0.75% (or a daily rate of .002055%) of the average daily net assets of each Subaccount. This charge may be increased, but in no event will it be greater than an annual rate of 0.90% of the average daily net assets of each Separate Account. The mortality risk assumed by PLACA is that Insureds may live for a shorter time than projected and, therefore, greater death benefits than expected will be paid in relation to the amount of premiums received. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policy. (See "Special Policy Account Value Credit")

     If the Mortality and Expense Risk Charge proves insufficient, PLACA will provide for all death benefits and expenses and any loss will be borne by PLACA. Conversely, PLACA will realize a gain from this charge to the extent all money collected from this charge is not needed to provide for benefits and expenses under the Policies.

OTHER CHARGES

     The Subaccounts purchase shares of the Funds at net asset value. The net asset value of those shares reflect management fees and expenses already deducted from the assets of the Fund's Portfolios. The fees and expenses for the Funds and their Portfolios are described briefly in connection with a general description of each Fund. More detailed information is contained in the Funds Prospectuses which are attached to or accompany this Prospectus.

                             THE GUARANTEED ACCOUNT

     An Owner may allocate some or all of the Net Premiums and transfer some or all of the Policy Account Value to the Guaranteed Account, which is part of PLACA's General Account and pays interest at declared rates guaranteed for each calendar year (subject to a minimum guaranteed interest rate of 4%). The principal, after deductions, is also guaranteed. PLACA's General Account supports its insurance and annuity obligations. The Guaranteed Account has not, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither the Guaranteed Account nor PLACA's General Account has been registered as an investment company under the Investment Company Act of 1940. Therefore, neither PLACA's General Account, the Guaranteed Account, nor any interest therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to these accounts which are included in this Prospectus are for prospective Owners' information and have not been reviewed by the SEC. However, such disclosures may be subject to certain general applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     The portion of the Policy Account Value allocated to the Guaranteed Account will be credited with rates of interest, as described below. Since the Guaranteed Account is part of PLACA's General Account, PLACA assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to PLACA's general liabilities from business operations.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

     The Guaranteed Account Value is guaranteed to accumulate at a minimum effective annual interest rate of 4%. PLACA intends to credit the Guaranteed Account Value with current rates in excess of the minimum guarantee but is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since PLACA, in its sole discretion, anticipates changing the current interest rate from time to time, different allocations to and from the Guaranteed Account will be credited with different current interest rates. The interest rate to be credited to each amount allocated or transferred to the Guaranteed Account will apply to the end of the calendar year in which such amount is received or transferred. At the end of the calendar year, PLACA reserves the right to declare a new current interest rate on such amount and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Guaranteed Account on that date). The rate declared on such amount and accrued interest thereon at the end of each calendar year will be guaranteed for the following calendar year. Any interest credited on the amounts in the Guaranteed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of PLACA. The Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

     Amounts deducted from the Guaranteed Account for partial withdrawals, Policy loans, transfers to the Separate Accounts, Monthly Deductions or other changes are currently, for the purpose of crediting interest, accounted for on a last in, first out ("LIFO") method.

     PLACA reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the period for which the interest rate applies to less than a calendar year (except for the year in which such amount is received or transferred).

     Calculation of Guaranteed Account Value. The Guaranteed Account Value at any time is equal to amounts allocated and transferred to it plus interest credited to it, minus amounts deducted, transferred or withdrawn from it.

     Interest will be credited to the Guaranteed Account on each Policy Processing Day as follows: for amounts in the account for the entire Policy Month, from the beginning to the end of the month; for amounts allocated to the account during the prior Policy Month, from the date the Net Premium or loan repayment is allocated to the end of the month; for amounts transferred to the account during the Policy Month, from the date of transfer to the end of the month; and for amounts deducted or withdrawn from the account during the prior Policy Month, from the beginning of the month to the date of deduction or withdrawal.

     Surrenders and partial withdrawals from the Guaranteed Account may be delayed for up to six months. (See "Payment of Policy Benefits.")

TRANSFERS FROM GUARANTEED ACCOUNT

     Within 30 days prior to or following any Policy Anniversary, one transfer is allowed from the Guaranteed Account to any or all of the Subaccounts. The amount transferred from the Guaranteed Account may not exceed 25% of the value of such account if the value of such account exceeds $1,000 or, if less, then the entire Guaranteed Account Value may be transferred on the applicable Policy Anniversary. If the written request for such transfer is received prior to the Policy Anniversary, the transfer will be made as of the Policy Anniversary; if the written request is received after the Policy Anniversary, the transfer will be made as of the date PLACA receives the written request at its Administrative Office.

                            OTHER POLICY PROVISIONS

BENEFIT PAYABLE ON FINAL POLICY DATE

     If one of the Insureds is living on the Final Policy Date (at the younger Insured's Attained Age 100), PLACA will pay the Owner the Policy Account Value less any outstanding Policy loan and accrued interest and any unpaid Monthly Deductions. Insurance coverage under the Policy will then end. Payment will generally be made within seven days of the Final Policy Date.

PAYMENT OF POLICY BENEFITS

     Insurance Proceeds under a Policy will ordinarily be paid to the Beneficiary within seven days after PLACA receives proof of both Insureds' deaths at its Administrative Office and all other requirements are satisfied. Insurance proceeds will be paid in a single sum unless an alternative settlement option has been selected.

     If Insurance Proceeds are payable in a single sum, interest at the annual rate of 3% or any higher rate declared by PLACA or required by law is paid on the Insurance Proceeds from the date of death until payment is made.

     Any amounts payable as a result of surrender, partial withdrawal, or Policy loan will ordinarily be paid within seven days of receipt of written request at PLACA's Administrative Office in a form satisfactory to PLACA.

     Generally, the amount of a payment from the Variable Account will be determined as of the date of receipt by PLACA of all required documents. However, PLACA may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which: (1) the disposal or valuation of a Subaccount's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC's rules and regulations, trading is restricted or an emergency is deemed to exist; or (2) the SEC by order permits postponement of such actions for the protection of PLACA policyholders. As to amounts allocated to the Guaranteed Account, PLACA may defer payment of any withdrawal or surrender of Net Cash Surrender Value and the making of a loan for up to six months after PLACA receives a written request at its Administrative Office. PLACA will allow interest, at a rate of 3% a year, on any payment PLACA defers for 30 days or more as described above.

     The Owner may decide the form in which proceeds will be paid. Before the death of the last surviving Insured, the Owner may arrange for the Insurance Proceeds to be paid in a lump sum or under a Settlement Option. These choices are also available upon surrender of the Policy for its Net Cash Surrender Value and for payment of the Policy Account Value on the Final Policy Date. If no election is made, payment will be made in a lump sum. The Beneficiary may also arrange for payment of the Insurance Proceeds in a lump sum or under a Settlement Option. If the Beneficiary is changed, any prior arrangements with respect to the Payment Option will be canceled.

THE POLICY

     The Policy and the application(s) attached thereto are the entire contract. Only statements made in the applications can be used to void the Policy or deny a claim. PLACA assumes that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. PLACA relies on those statements when it issues or changes a Policy. Only the President or a Vice President of PLACA can agree to change or waive any provisions of the Policy and only in writing. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

OWNERSHIP

     The Insureds jointly are the Owner unless a different Owner is named in the application or thereafter changed. After the death of the first Insured, the last surviving Insured is the Owner unless otherwise provided. While both or one of the Insureds is living, the Owner is entitled to exercise any of the rights stated in the Policy or otherwise granted by PLACA. If the Insureds and Owner are not the same, and the Owner dies while an Insured is still living, these rights will vest in the estate of the Owner, unless otherwise provided.

BENEFICIARY

     The Beneficiary is designated in the application for the Policy, unless thereafter changed by the Owner before the death of the last surviving Insured by written notice to PLACA. Any Insurance Proceeds for which there is not a designated Beneficiary surviving at the last surviving Insured's death are payable in a single sum to the estate of the last surviving Insured.

CHANGE OF OWNER OR BENEFICIARY

     As long as the Policy is in force, the Owner or Beneficiary may be changed by written request in a form acceptable to PLACA. If two or more persons are named as Beneficiaries, those surviving the Insured will share the Insurance Proceeds equally, unless otherwise stated. The change will take effect as of the date it is signed, whether or not one of the Insureds is living when the request is received by PLACA. PLACA will not be responsible for any payment made or action taken before it receives the written request. A change in the Policy's ownership may have federal income tax consequences. (see "Tax Treatment of Policy Benefits.")

SPLIT DOLLAR ARRANGEMENTS

     The Owner or Owners may enter into a Split Dollar Arrangement between each other or another person or persons whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., Net Cash Surrender Value or Insurance Proceeds) are split between the parties. There are different ways of allocating such rights.

     For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the Net Cash Surrender Value. The employee may designate the Beneficiary to receive any Insurance Proceeds in excess of the Net Cash Surrender Value. If the employee dies while such an arrangement is in effect, the employer would receive from the Insurance Proceeds the amount which he would have been entitled to receive upon surrender of the policy and the employee's Beneficiary would receive the balance of the proceeds.

     No transfer of Policy rights pursuant to a Split Dollar Arrangement will be binding on PLACA unless in writing and received by PLACA.

     The parties who elect to enter into a Split Dollar Arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement.

ASSIGNMENTS

     The Owner may assign any and all rights under the Policy. No assignment binds PLACA unless in writing and received by PLACA at it's Administrative Office. PLACA assumes no responsibility for determining whether an assignment is valid and the extent of the assignee's interest. All assignments will be subject to any Policy loan. The interest of any Beneficiary or other person will be subordinate to any assignment. A Beneficiary may not commute, encumber, or alienate Policy benefits, and to the extent permitted by applicable law, such benefits are not subject to any legal process for the payment of any claim against the payee. To the extent permitted by applicable laws, no right or benefit under the Policy will be subject to claims of creditors, except as may be provided by assignment.

MISSTATEMENT OF AGE AND SEX

     If the age or sex of either Insured has been misstated in the application, the Death Benefit and any benefits provided by riders will be such as the most recent Monthly Deductions would have provided at the correct age and sex. No adjustment will be made to the Policy Account Value.

SUICIDE

     PLACA's liability is limited to payment of a sum equal to the premiums paid less any Policy loan, and accrued interest on such loan, and any partial withdrawals, if:

     (a) both Insureds commit suicide within 2 years of the Policy Issue Date (except where state law requires a shorter period) and within 90 days of each other; or

     (b) the last surviving Insured dies by suicide within such 2 year period and within 90 days of the death of the first of the Insured's to die; or

     (c) the last surviving Insured lives for more than 90 days beyond the date that the first Insured's death occurred by suicide and does not exchange the Policy as described below.

     During the 90 day period following the date that the first Insured dies by suicide, the surviving Insured may exchange the Policy, without evidence of insurability, for a fixed benefit policy issued by PLACA on the life of the surviving Insured. The Policy Issue Date for the new policy will be the 91st day after the date of the first Insured's death. In the event that one of the Insured's commits suicide within 2 years of the Policy Issue Date and the surviving Insured does not exercise this exchange right, coverage under the Policy will end on the 91st day following such death.

     If one of the Insureds commits suicide within 2 years of the Policy Issue Date (or shorter period required by state law) and the surviving Insured dies, other than by suicide, within 90 days of the date of the first death, PLACA will pay the Insurance Proceeds to the Beneficiary.

     If the Insured commits suicide within two years (or shorter period required by state law) from the effective date of any Policy change which increases the Death Benefit, the amount which PLACA will pay with respect to the increase will be the Monthly Deductions for the cost of insurance attributable to such increase and the expense charge for the increase.

CONTESTABILITY

     PLACA has the right to contest the validity of a Policy based on material misstatements made in the application for the Policy or a change. However, PLACA will not contest the Policy (or any change) after it (or the change) has been in force during each Insured's lifetime for two years.

SETTLEMENT OPTIONS

     In lieu of a single sum payment on death or surrender, an election may be made to apply the proceeds under any one of the fixed-benefit Settlement Options provided in the Policy. A guaranteed interest rate of 3% per year applies to all Options. Additional interest may be declared each year by PLACA in its sole discretion. The options are briefly described below. Please refer to the Policy for more details.

     Proceeds at Interest Option. Left on deposit to accumulate with PLACA with interest payable at 12, 6, 3, or 1 month intervals, as elected at a rate of at least 3% per year.

     Installments of a Specified Amount Option. Payable in equal installments of the amount elected with PLACA's consent at 12, 6, 3, or 1 month intervals, as elected until proceeds applied under the Option and interest on the unpaid balance at 3% per year and any additional interest are exhausted.

     Installments for a Specified Period Option. Payable in the number of equal monthly installments set forth in the election. Payments may be increased by additional interest which would increase the installments certain. The guaranteed interest rate is 3% per year.

     Life Income Option. Payable in equal monthly installments during the payee's life. Payments will be made either with or without a guaranteed minimum number. If there is to be a minimum number of payments, they will be for either 120 or 240 months or until the proceeds applied under the Option are exhausted, as elected.

     Joint and Survivor Life Income. Payable in equal monthly installments, with a number of installments certain, during the joint lives of the payee and one other person and during the life of the survivor. The minimum number of payments will be for either 120 or 240 months, as elected.

                             SUPPLEMENTARY BENEFITS

     The following riders offer supplementary benefits. Most are subject to various age and underwriting requirements and, unless otherwise indicated, must be purchased when the Policy is issued. The cost of each rider is included in the monthly deduction.

     Disability Waiver Benefit. A Disability Waiver Benefit rider provides that in the event of the Insured's total disability before Attained Age 60 and continuing for at least six months, PLACA will apply a premium payment to the Policy on each Policy Processing Day during the first five Policy Years (the amount of the payment will be based on the Minimum Annual Premium). PLACA will also waive all monthly deductions after the commencement of and during the continuance of such total disability after the first five Policy Years.

     Policy Split Option. Under this rider, the Owner(s) may exchange the Policy for two individual permanent life insurance policies, one on the life of each of the Insureds, by making a Written Request to us within 180 days of one of the following events:

          1. a court of competent jurisdiction issues a final divorce decree with respect to the marriage of the Insureds; or

          2. federal law with regard to estate taxes is changed so as to remove the unlimited marital deduction or reduce by 50% or more, the estate taxes payable on death.

     If the Policy is owned jointly by two Owners, both must agree to exercise the rider. PLACA requires satisfactory evidence of insurability as to both Insureds before issuing the individual policies. In the event that one of the Insureds cannot provide satisfactory evidence of insurability, an individual policy may be issued on the other Insured and one-half of the Net Cash Surrender Value of the Policy may be distributed to the Owner(s) in lieu of a second individual policy. Similarly, if two joint Owners are the Insureds and one of them does not agree to exercise the exchange provided by this rider, then he or she may take one-half (or other appropriate portion based on relative ownership) of the Net Cash Surrender Value of the Policy in lieu of a second individual policy.

     If the rider is exercised, the Policy will terminate and the individual policies will become effective as of the Policy Processing Day following the later of the date that (1) Written Request is made for the exchange, or (2) PLACA approves the exchange. This date shall also be the Policy Date for the individual policies. Any Policy Debt under the Policy is extinguished as of the date of the exchange.

     The two individual policies shall each have a cash value equal to 50% of the Policy's final Policy Account Value less 50% of any policy loan (including accrued interest). The [face amount] [initial death benefit] of each individual policy will be at least 50% of the Policy's final Face Amount and never less than the stated minimum face amount as of the date of the exchange.

     After the exchange, the Owner(s) may return an individual policy for a refund under the cancellation period provision in such policy. The refund shall not exceed 50% of the Net Cash Surrender Value of the Policy plus premiums paid in connection with the individual policy.

     The rider terminates upon the earliest of: (1) the Policy Processing Date on or following the day that PLACA receives a Written Request to exchange under this rider, (2) the date of death of the first Insured to die under the Policy,
(3) the date as of which PLACA receives a Written Request to cancel this rider,
(4) the Policy Anniversary when the older Insured reaches Attained Age 81, or
(5) the date as of which the Policy is surrendered.

     Change of Insured. A Change of Insured rider permits the Owner to change one of the Insureds, subject to certain conditions and evidence of insurability. The Monthly Deduction for the cost of insurance is adjusted to that for the New Insured and remaining Insured as of the effective date of the change.

     Four Year Survivorship Term Life Insurance. The Policy may include a Four Year Survivorship Term rider which provides additional term insurance during the first four Policy Years upon due proof of the death of both Insureds. The amount of this term insurance is 1.25 multiplied by the Face Amount of the Policy.

     Convertible Term Life Insurance. A Convertible Term Life Insurance rider(s) provides additional term insurance on either or both Insureds. This rider will terminate at the earlier of attained age 100 of the covered Insured or at the termination or maturity of the Policy. If the Policy is extended by the Final Policy Date Extension rider, the Convertible Term Life Insurance rider will terminate on the original maturity date.

     Guaranteed Minimum Death Benefit. A Guaranteed Minimum Death Benefit rider provides a guarantee that if the cumulative premiums paid less partial withdrawals and outstanding loans exceed the cumulative minimum premiums to date, the Policy will not lapse prior to the end of the Death Benefit Guarantee Period shown on page 3 of the Policy Schedule. If the rider is added, the Monthly Deduction will be increased by $0.01 per every $1,000 of Face Amount in force under the Policy. The rider and the additional Monthly Deduction will terminate: (1) upon written request; (2) upon surrender or other termination of the Policy; or (3) at the expiration of the Death Benefit Guarantee Period. The Guaranteed Minimum Death Benefit rider and the Convertible Term Life Insurance rider may not be issued on the same Policy.

     Final Policy Date Extension. A Final Policy Date Extension rider extends the Final Policy Date of a Policy 20 years from the original Final Policy Date. It may only be added on or after the anniversary nearest the younger insured's 90th birthday. There is no charge for adding this rider. The death benefit after the original Final Policy Date will be the Policy Account Value. All other riders attached and in effect on the original Final Policy Date will terminate on the original Final Policy Date.

     The tax consequences of (1) adding a Final Policy Date Extension rider to the Policy, and (2) the Policy continuing in force after the younger Insured's 100th birthday are uncertain. Prospective Owners and Owners considering the addition of a Final Policy Date Extension to a Policy should consult their own legal or other advisors as to such consequences.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

     The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon PLACA's understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements should be applied is limited. Nevertheless, PLACA believes that Policies issued on a standard premium class basis should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard basis, and it is not clear whether such Policies will in all cases satisfy the applicable requirements, particularly if the Owner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, PLACA may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of an Owner to allocate premium payments and the Policy Account Value and the narrow investment objective of certain Portfolios, have not been explicitly addressed in published rulings. While PLACA believes that the Policies do not give Owners investment control over Separate Account assets, PLACA reserves the right to modify the Policies as necessary to prevent an Owner from being treated as the owner of the Separate Account assets supporting the Policy.

     In addition, the Code requires that the investments of the Separate Accounts be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Accounts, through the Portfolios, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     In General. PLACA believes that the death benefit under a Policy should be excludible from the gross income of the beneficiary.

     Federal, state and local transfer, estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. A tax adviser should be consulted on these consequences.

     Generally, the Owner will not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy years or seven years following a material change to the Policy. Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective Owner should consult with a competent adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

     Distributions Other Than Death Benefits from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

     - All distributions other than death benefits from a Modified Endowment Contract, including distributions upon surrender and withdrawals, are treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Owner's investment in the Policy only after all gain has been distributed.

     - Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed in same manner as surrenders and withdrawals.

     - A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary or designated beneficiary.

     Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax. Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

     Investment in the Policy. The Owner's investment in the Policy is generally the aggregate premium payments. When a distribution is taken from the Policy, the Owner's investment in the Policy is reduced by the amount of the distribution that is tax-free.

     Policy Loans. In general, interest on a Policy loan will not be deductible. Before taking out a Policy loan, an Owner should consult a tax adviser as to the tax consequences.

     Multiple Policies. All Modified Endowment Contracts that are issued by PLACA (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

     Taxation of Policy Split. The Policy Split Option Rider permits a Policy to be split into two other fixed-benefit life policies upon the occurrence of a divorce of the joint insureds or certain changes in federal estate tax law. A policy split could have adverse tax consequences; for example, it is not clear whether a policy split will be treated as a nontaxable exchange under Section 1031 through 1043 of the Code. If a policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the Policy at the time of the split. In addition, it is not clear whether, in all circumstances, the individual contracts that result from a policy split would be treated as life insurance contracts for federal income tax purposes and, if so treated, whether the individual contracts would be classified as modified endowment contracts. Before you exercise rights provided by the policy split option, it is important that you consult with a competent tax adviser regarding the possible consequences of a policy split.

BUSINESS USES OF THE POLICY

     Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If an Owner is purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, he or she should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

POSSIBLE TAX LAW CHANGES

     Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

PLACA'S TAXES

     Under current Federal income tax law, PLACA is not taxed on the Separate Accounts' operations. Thus, currently PLACA does not deduct charges from the Separate Accounts for its Federal income taxes. PLACA reserves the right to charge the Separate Accounts for any future Federal income taxes that it may incur.

     Under current laws in several states, PLACA may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and PLACA is not currently charging for them. If they increase, PLACA may deduct charges for such taxes.

                                 VOTING RIGHTS

     All of the assets held in the Subaccounts of the Variable Account will be invested in shares of corresponding portfolios of the Funds. The Funds do not hold routine annual shareholders' meetings. Shareholders' meetings will be called whenever each Fund believes that it is necessary to vote to elect the Board of Directors of the Fund and to vote upon certain other matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund. PLACA is the legal owner of Fund shares and as such has the right to vote upon any matter that may be voted upon at a shareholders' meeting. However, in accordance with its view of present applicable law, PLACA will vote the shares of the Funds at meetings of the shareholders of the appropriate Fund or Portfolio in accordance with instructions received from Owners. Fund shares held in each Subaccount for which no timely instructions from policyowners are received will be voted by PLACA in the same proportion as those shares in that Subaccount for which instructions are received.

     Each Owner having a voting interest will be sent proxy material and a form for giving voting instructions. Owners may vote, by proxy or in person, only as to the Portfolios that correspond to the Subaccounts in which their Policy values are allocated. The number of shares held in each Subaccount attributable to a Policy for which the Owner may provide voting instructions will be determined by dividing the Policy's value in that account by the net asset value of one share of the corresponding Portfolio as of the record date for the shareholder meeting. Fractional shares will be counted. For each share of a Portfolio for which Owners have no interest, PLACA will cast votes, for or against any matter, in the same proportion as Owners vote.

     If required by state insurance officials, PLACA may disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Portfolios. In addition, PLACA may disregard voting instructions in favor of changes initiated by an Owner or the Fund's Board of Directors provided that PLACA's disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purposes, and the effect the change would have on PLACA. If PLACA does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next semi-annual report to Owners.

                    CHANGES TO THE VARIABLE ACCOUNT OR FUNDS

CHANGES TO VARIABLE ACCOUNT OPERATIONS

     The voting rights described in this Prospectus are created under applicable Federal securities laws and regulations. If these laws or regulations change to eliminate the necessity to solicit voting instructions from Owners or restrict such voting rights, PLACA reserves the right to proceed in accordance with any such changed laws or regulations.

     PLACA also reserves the right, subject to compliance with applicable law, including approval of Owners, if so required: (1) to transfer assets supporting the Policies from one Subaccount to another or from the Variable Account to another separate account, or vice versa (2) to create additional separate accounts, (3) to create Subaccounts from, or combine or remove Subaccounts from the Variable Account or other separate accounts, or to combine any two or more Subaccounts, (4) to operate one or more of the Subaccounts as a management investment company under the 1940 Act, or in any other form permitted by law,
(5) to deregister the unit investment trust under the 1940 Act; and (6) to modify the provisions of the Policies to comply with applicable laws.

CHANGES TO AVAILABLE PORTFOLIOS

     It is possible that PLACA may determine that one or more of the Portfolios may become unsuitable for investment by the corresponding Subaccount because of a change in investment policy, or a change in the tax laws, or because the shares or units are no longer available for investment or for any other reasonable cause. In that event, PLACA may seek to substitute the shares of another Portfolio or of a Portfolio of a Fund not currently available under the Policies. If required by law, the approval of the SEC and possibly one or more state insurance departments would be obtained.

     Each of the Funds sells its shares to the Variable Account in accordance with the terms of a participation agreement between it and PLACA. The termination provisions of those agreements vary. Should an agreement between PLACA and a Fund terminate, the Variable Account will not be able to purchase additional shares of that Fund. In that event, Owners would no longer be able to allocate Policy Account Value or Net Premium Payments to Subaccounts investing in Portfolios of that Fund. Additionally, in certain circumstances, it is possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement between the Fund and PLACA has not been terminated. In such an event, PLACA will not be able to honor requests of Owners to allocate their Policy Account Value or Net Premium Payments to Subaccounts investing in shares of Portfolios of that Fund.

TERMINATION OF PARTICIPATION AGREEMENTS

     The participation agreements pursuant to which the Funds sell their shares to Subaccounts of the Variable Account contain varying provisions regarding termination. The following summarizes those provisions:

          The Alger American Fund. The Agreement with The Alger American Fund provides for termination: 1) by either party on 60 days written notice to the other; 2) by Alger if the Policies cease to qualify as annuity contracts or life insurance policies under the Code or the Policies are not registered, issued or sold in accordance with applicable laws; 3) by any party in the event of a material irreconcilable conflict; 4) by PLACA in the event that formal proceedings are initiated against Alger or the distributor by the SEC or another regulator; 5) by PLACA in the event the Portfolio or trust fails to meet the diversification requirements; 6) by PLACA if shares are not reasonably available; 7) by PLACA if shares of the Portfolio are not registered, issued or sold in accordance with applicable laws or applicable law precludes the use of such shares; 8) by PLACA if Alger fails to qualify as a regulated investment company under Subchapter M of the Code; or 9) by Alger's principal underwriter if it determines that PLACA has suffered a material adverse change in its business, operation, financial condition or prospects.

          Variable Insurance Products Fund and Variable Insurance Products Fund
     II. The Agreements provide for termination 1) upon six months' advance notice by either party, 2) at PLACA's option if shares of the Fund are not reasonably available to meet requirements of the policies, 3) at PLACA's option if shares of the Fund are not registered, issued, or sold in accordance with applicable laws, if the Fund ceases to qualify as a regulated investment company under the Code or for a Portfolio of the Fund in the event such Portfolio fails to meet diversification requirements under the Code, 4) at the option of the Fund or its principal underwriter if it determines that PLACA has suffered material adverse changes in its business or financial condition or is subject to material adverse publicity, 5) at the option of PLACA if the Fund has suffered material adverse changes in its business or financial condition or is a subject of material adverse publicity, or 6) at the option of the Fund or its principal underwriter if PLACA decides to make another mutual fund available as a funding vehicle for its policies.

          Neuberger Berman Advisers Management Trust. This Agreement may be terminated by either party on six months' written notice to the other.

          Van Eck Worldwide Insurance Trust. The agreement with Van Eck Trust provides for termination 1) by PLACA, Van Eck Trust or Van Eck Trust's Distributor upon six months prior written notice or in the event that formal proceedings are initiated against the other party by the SEC or another regulator, 2) by PLACA or Van Eck Trust in the event that shares of Van Eck Trust subject to the agreement are not registered, offered or sold in conformity with applicable law or such law precludes the use of Trust shares, 3) by PLACA upon reasonable notice if shares of one of the then available Portfolios of Van Eck Trust are not longer available or upon sixty days notice if PLACA should substitute shares of another fund or Fund for those of Van Eck Trust, 4) by PMLIC if a Portfolio fails to meet the diversification and other requirements of the Internal Revenue Code, or PMLIC reasonably believes it may fail to do so, or 5) upon assignment of the agreement unless both parties agree to the assignment in writing.

                        OFFICERS AND DIRECTORS OF PLACA

                                                            PRINCIPAL OCCUPATION
          NAME AND POSITION*                             DURING THE PAST FIVE YEARS
          ------------------                             --------------------------
Robert W. Kloss
  Director and President...............  1996 to present -- President and Chief Executive Officer of PMLIC; 1994 to 1996 -- President and Chief Operating
                                         Officer of PMLIC; 1986 to 1994 -- Chief Executive Officer
                                         of Covenant Life Insurance Company.
James G. Potter, Jr.
  Director, Secretary and Legal
  Officer..............................  12/97 to present -- Executive Vice President, General
                                         Counsel & Secretary of Provident Mutual Life Insurance
                                         Company; 6/89 to 11/97 -- Chief Legal Officer of
                                         Prudential Banks.
James D. Kestner
  Director.............................  11/94 to present -- Vice President of Provident Mutual
                                         Life Insurance Company; 1/78 to 11/94 -- Sr. Vice
                                         President and Treasurer of Covenant Life Insurance
                                         Company.
Sarah C. Lange
  Director.............................  1983 to present -- Vice President of Provident Mutual Life
                                         Insurance Company.
Alan F. Hinkle
  Director.............................  1996 to present -- Executive Vice President and Chief
                                         Actuary of PMLIC; 1974 to 1996 -- Vice President and
                                         Individual Actuary of PMLIC.
Joan C. Tucker
  Director.............................  1996 to present -- Executive Vice President, Insurance
                                         Operations at PMLIC; 1996 -- Senior Vice President,
                                         Insurance Operations of PMLIC; 1993 to 1996 -- Vice
                                         President Individual Insurance Operations at PMLIC; 1989
                                         to 1993 -- Assistant Vice President, Agency Administration
                                         of PMLIC.
Mary Lynn Finelli
  Director.............................  1996 to present -- Executive Vice President and Chief
                                         Financial Officer of PMLIC; 1986 to 1996 -- Vice President
                                         and Controller of PMLIC.
Mehran Assadi
  Director.............................  1998 to present -- Executive Vice President and Chief
                                         Information Officer of PMLIC; 1982-1998 -- Vice President,
                                         Technology and Business Development at St. Paul Company.
Linda M. Springer
  Director.............................  1996 to present -- Vice President and controller of PMLIC;
                                         1995 to 1996 -- Assistant Vice President and Actuary of
                                         PMLIC; 1992 to 1995 -- Actuary of PMLIC.
Rosanne Gatta
  Treasurer............................  1994 to present -- Vice President and Treasurer of PMLIC;
                                         1985 to 1994 -- Assistant Vice President and Treasurer of
                                         PMLIC.

---------------
* Unless otherwise indicated, the address is 1050 Westlakes Drive, Berwyn, Pennsylvania 19312.

     A Fidelity Bond in the amount of $10 million covering PLACA's officers and employees has been issued by Aetna Casualty and Surety Company.

                            DISTRIBUTION OF POLICIES

     Applications for the Policies are solicited by agents who are licensed by state insurance authorities to sell PLACA's variable life insurance policies, and who are also registered representatives of 1717 Capital Management Company ("1717") or registered representatives of broker/dealers who have Selling Agreements with 1717 or registered representatives of broker/dealers who have Selling Agreements with such broker/dealers. 1717, whose address is Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850, is a registered broker/dealer under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). 1717 was organized under the laws of Pennsylvania on January 22, 1969 and is an indirect wholly-owned subsidiary of PMLIC. 1717 acts as the principal underwriter of the Policies (as well as other variable life policies) pursuant to an Underwriting Agreement to which the Accounts, 1717 and PLACA are parties. 1717 retains no compensation as principal underwriter of the Policies. 1717 is also the principal underwriter of variable annuity contracts issued by PLACA and variable life and annuity contracts issued by PMLIC.

     The insurance underwriting and the determination of a proposed Insured's Premium Class and whether to accept or reject an application for a Policy is done by PLACA. PLACA will refund any premiums paid if a Policy ultimately is not issued or will refund the applicable amount if the Policy is returned under the Free-Look provision.

     Agents are compensated for sales of the Policies on a commission and service fee basis and with other forms of compensation. During the first Policy Year, agent commissions will not be more than 45% of the premiums paid up to a target amount (used only to determine commission payments) and 2% of the premiums paid in excess of that amount. Agent commissions will not be more than 5% of premiums paid for Policy Year 2 through 10 and for years 11 and later, 2% of the premiums paid. Agents may also receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value, depending upon the circumstances. The annual renewal compensation will be computed on the Policy Anniversary beginning at the end of the second Policy Year. Agents may also receive expense allowances or bonuses. The agent may be required to return the first year commission less the deferred sales charge imposed if a Policy is not continued through the first Policy Year.

                                 POLICY REPORTS

     At least once each Policy Year a statement will be sent to the Owner describing the status of the Policy, including setting forth the Face Amount, the current Death Benefit, any Policy loans and accrued interest, the current Policy Account Value, the Guaranteed Account Value, the Loan Account Value, the value in each Subaccount, premiums paid since the last report, charges deducted since the last report, any partial withdrawals since the last report, and the current Net Cash Surrender Value. At the present time, PLACA plans to send these Policy Statements on a quarterly basis. In addition, a statement will be sent to an Owner showing the status of the Policy following the transfer of amounts from one Subaccount to another (excluding automatic rebalancing of Policy Account Value), the taking a loan, a repayment of a loan, a partial withdrawal and the payment of any premiums (excluding those paid by bank draft or otherwise under the Automatic Payment Plan). An Owner may request that a similar report be prepared at other times. PLACA may charge a reasonable fee for such requested reports and may limit the scope and frequency of such requested reports.

     An Owner will be sent a semi-annual report containing the financial statements of each Portfolio in which he or she is invested.

                            PREPARING FOR YEAR 2000

     Like all financial services providers, PMLIC and its affiliates (collectively "Provident Mutual") utilize systems that may be affected by Year 2000 transition issues and they rely on service providers, including banks, custodians, administrators, and investment managers that also may be affected. Provident Mutual have developed, and are in the process of implementing, a Year 2000 transition plan, and are confirming that its service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on Provident Mutual. However, as of the date of this prospectus, it is not anticipated that Owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. Provident Mutual currently anticipates that their systems will be Year 2000 compliant on or about July 1, 1999 but there can be no assurance that Provident Mutual will be successful, or that interaction with other service providers will not impair Provident Mutual's services at that time.

                                STATE REGULATION

     PLACA is subject to regulation and supervision by the Insurance Department of the State of Delaware which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Policy form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Policies are sold. PLACA is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

                               LEGAL PROCEEDINGS

     PMLIC and its subsidiaries, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, PMLIC and PLACA believe that as of the date of this Prospectus there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account, PLACA or PMLIC.

                                    EXPERTS

     The Financial Statements listed on Page F-1, have been included in this Prospectus, in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     Actuarial matters included in the Prospectus have been examined by Scott V. Carney, FSA, MAAA, Vice President and Actuary of PMLIC, as stated in his opinion filed as an exhibit to the Registration Statement.

                                 LEGAL MATTERS

     Sutherland Asbill & Brennan LLP, of Washington, D.C. has provided advice relating to certain aspects of federal securities law applicable to the issue and sale of the Policies. James G. Potter, Jr., General Counsel of PMLIC, has provided advice on certain matters relating to the laws of Delaware regarding the Policies and PLACA's issuance of the Policies.

                                  DEFINITIONS

ATTAINED AGE..................   The Issue Age for each Insured plus the number
                                 of full Policy Years since the Policy Date.

BENEFICIARY...................   The person(s) or entity(ies) designated to
                                 receive all or some of the Insurance Proceeds when the last surviving Insured dies. The
                                 Beneficiary is designated in the application or if subsequently changed, as shown in the latest change filed with PLACA. If no Beneficiary survives and unless otherwise provided, the last surviving Insured's estate will be the Beneficiary.

CASH SURRENDER VALUE..........   The Policy Account Value minus any applicable
                                 Surrender Charge.

DEATH BENEFIT.................   Under Option A, the greater of the Face Amount
                                 or a percentage of the Policy Account Value on the date of death; under Option B, the greater of the Face Amount plus the Policy Account
                                 Value on the date of death, or a percentage of the Policy Account Value on the date of death.

DURATION......................   The number of full years the insurance has been
                                 in force, measured from the Policy Date.

FACE AMOUNT...................   The Initial Face Amount plus any increases in
                                 Face Amount and minus any decreases in Face
                                 Amount.

FINAL POLICY DATE.............   The Policy Anniversary nearest the younger
                                 Insured's Attained Age 100 at which time the Policy Account Value, if any, (less any outstanding Policy loan and accrued interest) will be paid to the Owner if either Insured is living. The Policy will end on the Final Policy
                                 Date.

GRACE PERIOD..................   The 61-day period allowed for payment of a
                                 premium following the date PLACA mails notice of the amount required to keep the Policy in force.

GUIDELINE ANNUAL PREMIUM......   The "guideline annual premium" as defined in
                                 applicable regulations under the 1940 Act. It is approximately equal to the amount of premium that would be required on an annual basis to keep the Policy in force if the Policy had a mandatory fixed premium schedule assuming
                                 (among other things) a 5% net investment return.

INITIAL FACE AMOUNT...........   The Face Amount of the Policy on the Issue
                                 Date. The Face Amount may be decreased after issue.

INSURANCE PROCEEDS............   The net amount to be paid to the Beneficiary
                                 when the last surviving Insured dies.

INSUREDS......................   The persons upon whose lives the Policy is
                                 issued.

ISSUE AGE.....................   The age of each Insured at his or her birthday
                                 nearest the Policy Date. The Issue Ages are stated in the Policy.

JOINT EQUAL AGE...............   An age aligned to the two Insureds which PLACA
                                 actuarially determines based on the Issue Age of each Insured.

LOAN ACCOUNT..................   The account to which the collateral for the
                                 amount of any Policy loan is transferred from the Subaccounts and/or the Guaranteed Account.

MINIMUM ANNUAL PREMIUM........   The annual amount which is used to determine
                                 the Minimum Guarantee Premium. This amount is stated in each Policy.

MINIMUM FACE AMOUNT...........   The Minimum Face Amount is $100,000.

MINIMUM GUARANTEE PREMIUM.....   The Minimum Annual Premium multiplied by the
                                 number of months since the Policy Date
                                 (including the current month) divided by 12.

MINIMUM INITIAL PREMIUM.......   Equal to the Minimum Annual Premium multiplied
                                 by the following factor for the specified premium mode at issue: Annual -- 1.0;
                                 Semi-annual -- 0.5; Quarterly -- 0.25;
                                 Monthly -- 0.167.

MONTHLY DEDUCTIONS............   The amount deducted from the Policy Account
                                 Value on each Policy Processing Day. It
                                 includes the Monthly Administrative Charge, the Initial Administrative Charge, the Monthly Cost of Insurance Charge, and the monthly cost of any benefits provided by riders.

NET AMOUNT AT RISK............   The amount by which the Death Benefit exceeds
                                 the Policy Account Value.

NET CASH SURRENDER VALUE......   The Cash Surrender Value minus any outstanding
                                 Policy loans and accrued interest.

NET PREMIUMS..................   The remainder of a premium after the deduction
                                 of the Premium Expense Charge.

OWNER.........................   The person(s) or entity(ies) entitled to
                                 exercise the rights granted in the Policy.

PLANNED PERIODIC PREMIUM......   The premium amount which the Owner plans to pay
                                 at the frequency selected. The Owner is
                                 entitled to receive a reminder notice and change the amount of the Planned Periodic
                                 Premium. The Owner is not required to pay the Planned Periodic Premium.

POLICY ACCOUNT VALUE..........   The sum of the Policy's values in the
                                 Subaccounts, the Guaranteed Account, and the Loan Account.

POLICY ANNIVERSARY............   The same day and month as the Policy Date in
                                 each later year.

POLICY DATE...................   The date set forth in the Policy that is used
                                 to determine Policy Years and Policy Processing
                                 Days. The Policy Date is generally the same as the Issue Date but may be another date mutually agreed upon by PLACA and the proposed Insured.

POLICY ISSUE DATE.............   The date on which the Policy is issued. It is
                                 used to measure suicide and contestable
                                 periods.

POLICY PROCESSING DAY.........   The day in each calendar month which is the
                                 same day of the month as the Policy Date. The first Policy Processing Day is the Policy Date.

POLICY YEAR...................   A year that starts on the Policy Date or on a
                                 Policy Anniversary.

PREMIUM CLASS.................   The classification of the Insureds for cost of
                                 insurance purposes. The classes are: standard;
                                 standard, with extra rating, non-smoker, non-smoker with extra rating, and preferred.

PREMIUM EXPENSE CHARGE........   The amount deducted from a premium payment
                                 which consists of the Premium Tax Charge and the Percent of Premium Charge.

SPECIAL POLICY ACCOUNT VALUE
CREDIT........................   An amount that is added to the Policy Account
                                 Value in the Subaccounts on any Policy
                                 processing day after the Policy has been in force for at least 15 years or when the Policy
                                 Account Value equals or exceeds $500,000.

SUBACCOUNT....................   A division of the Providentmutual Variable Life
                                 Separate Account. The assets of each Subaccount are invested exclusively in a corresponding mutual fund Portfolio that is part of one of the Funds.

SURRENDER CHARGE..............   The amount deducted from the Policy Account
                                 Value upon lapse or surrender of the Policy during the first 15 Policy Years. A pro-rata
                                 Surrender Charge will be deducted upon a decrease in the Initial Face Amount during the first 15 Policy Years. The Maximum Surrender
                                 Charge is shown in the Policy.

TARGET PREMIUM................   An amount of premium payments, based on the
                                 Initial Face Amount and Joint Equal Age of the
                                 Insureds, used to compute Surrender Charges.

VALUATION DAY.................   Each day that the New York Stock Exchange is
                                 open for business and any other day on which there is a sufficient degree of trading with respect to a Subaccount's portfolio of securities to materially affect the value of that Subaccount.

VALUATION PERIOD..............   The time between two successive Valuation Days.
                                 Each Valuation Period includes a Valuation Day and any non-Valuation Day or consecutive non-Valuation Days immediately preceding it.

                              FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Providentmutual Variable Life Separate Account
     Report of Independent Accountants......................   F-2
     Statements of Assets and Liabilities, December 31,
      1998..................................................   F-3
     Statements of Operations for the Year Ended December
      31, 1998..............................................   F-8
     Statements of Operations for the Year Ended December
      31, 1997..............................................  F-13
     Statements of Operations for the Year Ended December
      31, 1996..............................................  F-17
     Statements of Changes in Net Assets for the Year Ended
      December 31, 1998.....................................  F-21
     Statements of Changes in Net Assets for the Year Ended
      December 31, 1997.....................................  F-26
     Statements of Changes in Net Assets for the Year Ended
      December 31, 1996.....................................  F-30
     Notes to Financial Statements..........................  F-34
Providentmutual Life and Annuity Company of America
     Report of Independent Accountants......................  F-54
     Statements of Financial Condition as of December 31,
      1998 and 1997.........................................  F-55
     Statements of Operations for the Years Ended December
      31, 1998, 1997, and 1996..............................  F-56
     Statements of Equity for the Years Ended December 31,
      1998, 1997, and 1996..................................  F-57
     Statements of Cash Flows for the Years Ended December
      31, 1998, 1997, and 1996..............................  F-58
     Notes to Financial Statements..........................  F-59

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Report of Independent Accountants

--------------------------------------------------------------------------------

To the Policyholders and
  Board of Directors of
Providentmutual Life and Annuity Company of America:

In our opinion, the accompanying statements of assets and liabilities of the Providentmutual Variable Life Separate Account comprising twenty-eight subaccounts, hereafter collectively referred to as the "Separate Account") and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of the Separate Account at December 31, 1998, and the results of its operations and changes in its net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of the Separate Account; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities owned at December 31, 1998 by correspondence with the transfer agents, provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
February 26, 1999

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 1998

--------------------------------------------------------------------------------

                                                              MONEY                                AGGRESSIVE
                                                 GROWTH       MARKET        BOND       MANAGED       GROWTH     INTERNATIONAL
                                               SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Market Street Fund, Inc.,
  at market value:
  Growth Portfolio...........................  $2,827,916
  Money Market Portfolio.....................               $4,355,548
  Bond Portfolio.............................                            $1,307,466
  Managed Portfolio..........................                                          $649,153
  Aggressive Growth Portfolio................                                                      $1,836,242
  International Portfolio....................                                                                    $2,104,234
Dividends receivable.........................                  18,278
Receivable from Providentmutual Life and
  Annuity Company of America.................                  34,409
                                               ----------   ----------   ----------    --------    ----------    ----------
NET ASSETS...................................  $2,827,916   $4,408,235   $1,307,466    $649,153    $1,836,242    $2,104,234
                                               ==========   ==========   ==========    ========    ==========    ==========
Held for the benefit of policyholders........  $2,777,677   $4,381,932   $1,271,574    $602,463    $1,792,702    $2,067,356
Attributable to Providentmutual Life and
  Annuity Company of America.................     50,239       26,303       35,892       46,690       43,540         36,878
                                               ----------   ----------   ----------    --------    ----------    ----------
                                               $2,827,916   $4,408,235   $1,307,466    $649,153    $1,836,242    $2,104,234
                                               ==========   ==========   ==========    ========    ==========    ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 1998

--------------------------------------------------------------------------------

                                                              ALL PRO LARGE   ALL PRO LARGE   ALL PRO SMALL   ALL PRO SMALL
                                                               CAP GROWTH       CAP VALUE      CAP GROWTH       CAP VALUE
                                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Market Street Fund, Inc., at market value:
  All Pro Large Cap Growth Portfolio........................    $247,925
  All Pro Large Cap Value Portfolio.........................                    $237,471
  All Pro Small Cap Growth Portfolio........................                                    $277,529
  All Pro Small Cap Value Portfolio.........................                                                    $281,462
                                                                --------        --------        --------        --------
NET ASSETS..................................................    $247,925        $237,471        $277,529        $281,462
                                                                ========        ========        ========        ========
Held for the benefit of policyholders.......................    $220,095        $212,701        $254,390        $259,563
Attributable to Providentmutual Life and Annuity Company of
  America...................................................      27,830          24,770          23,139          21,899
                                                                --------        --------        --------        --------
                                                                $247,925        $237,471        $277,529        $281,462
                                                                ========        ========        ========        ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 1998

--------------------------------------------------------------------------------

                                                FIDELITY                   FIDELITY                  FIDELITY
                                                EQUITY-      FIDELITY        HIGH       FIDELITY      ASSET        FIDELITY
                                                 INCOME       GROWTH        INCOME      OVERSEAS     MANAGER       INDEX 500
                                               SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Variable Insurance Products
  Fund, at market value:
  Equity-Income Portfolio....................  $9,649,507
  Growth Portfolio...........................               $11,319,649
  High Income Portfolio......................                             $1,847,985
  Overseas Portfolio.........................                                          $3,438,701
Investment in the Variable Insurance Products
  Fund II, at market value:
  Asset Manager Portfolio....................                                                       $2,298,935
  Index 500 Portfolio........................                                                                     $12,355,027
                                               ----------   -----------   ----------   ----------   ----------    -----------
NET ASSETS...................................  $9,649,507   $11,319,649   $1,847,985   $3,438,701   $2,298,935    $12,355,027
                                               ==========   ===========   ==========   ==========   ==========    ===========
Held for the benefit of policyholders........  $9,596,100   $11,280,784   $1,809,764   $3,397,921   $2,251,873    $12,305,784
Attributable to Providentmutual Life and
  Annuity Company of America.................     53,407         38,865      38,221       40,780       47,062          49,243
                                               ----------   -----------   ----------   ----------   ----------    -----------
                                               $9,649,507   $11,319,649   $1,847,985   $3,438,701   $2,298,935    $12,355,027
                                               ==========   ===========   ==========   ==========   ==========    ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 1998

--------------------------------------------------------------------------------

                                                                                                 NEUBERGER
                                            FIDELITY                 NEUBERGER    NEUBERGER      & BERMAN      NEUBERGER
                                           INVESTMENT    FIDELITY     & BERMAN     & BERMAN       LIMITED       & BERMAN
                                           GRADE BOND   CONTRAFUND    BALANCED      GROWTH     MATURITY BOND    PARTNERS
                                           SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Variable Insurance
  Products Fund II, at market value:
  Investment Grade Bond Portfolio........  $1,224,170
  Contrafund Portfolio...................               $5,486,967
Investment in the Neuberger & Berman
  Advisers Management Trust, at market
  value:
  Balanced Portfolio.....................                             $571,175
  Growth Portfolio.......................                                         $2,010,488
  Limited Maturity Bond Portfolio........                                                        $858,328
  Partners Portfolio.....................                                                                       $244,247
                                           ----------   ----------    --------    ----------     --------       --------
NET ASSETS...............................  $1,224,170   $5,486,967    $571,175    $2,010,488     $858,328       $244,247
                                           ==========   ==========    ========    ==========     ========       ========
Held for the benefit of policyholders....  $1,188,892   $5,441,595    $527,297    $1,956,915     $826,431       $220,760
Attributable to Providentmutual Life and
  Annuity Company of America.............     35,278       45,372       43,878       53,573        31,897         23,487
                                           ----------   ----------    --------    ----------     --------       --------
                                           $1,224,170   $5,486,967    $571,175    $2,010,488     $858,328       $244,247
                                           ==========   ==========    ========    ==========     ========       ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 1998

--------------------------------------------------------------------------------

                                             AMERICAN                                 VAN ECK
                                            CENTURY VP     VAN ECK       VAN ECK     WORLDWIDE      VAN ECK     ALGER AMERICAN
                                             CAPITAL      WORLDWIDE     WORLDWIDE     EMERGING     WORLDWIDE        SMALL
                                           APPRECIATION      BOND      HARD ASSETS    MARKETS     REAL ESTATE   CAPITALIZATION
                                            SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT      SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in American Century Variable
  Portfolios, Inc., at market value:
  American Century VP Capital
    Appreciation Portfolio...............    $780,871
Investment in the Van Eck Worldwide
  Insurance Trust, at market value:
  Van Eck Worldwide Bond Portfolio.......                  $691,312
  Van Eck Worldwide Hard Assets
    Portfolio............................                               $320,851
  Van Eck Worldwide Emerging Markets
    Portfolio............................                                             $890,107
  Van Eck Worldwide Real Estate
    Portfolio............................                                                           $73,425
Investment in the Alger American Fund, at
  market value:
  Alger American Small Capitalization
    Portfolio............................                                                                         $3,153,585
                                             --------      --------     --------      --------      -------       ----------
NET ASSETS...............................    $780,871      $691,312     $320,851      $890,107      $73,425       $3,153,585
                                             ========      ========     ========      ========      =======       ==========
Held for the benefit of policyholders....    $750,225      $656,914     $289,648      $878,330      $51,940       $3,123,752
Attributable to Providentmutual Life and
  Annuity Company of America.............      30,646        34,398       31,203        11,777       21,485           29,833
                                             --------      --------     --------      --------      -------       ----------
                                             $780,871      $691,312     $320,851      $890,107      $73,425       $3,153,585
                                             ========      ========     ========      ========      =======       ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                                                 MONEY                                AGGRESSIVE
                                                    GROWTH       MARKET        BOND       MANAGED       GROWTH     INTERNATIONAL
                                                  SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.......................................   $ 32,506     $200,082     $51,027      $13,745      $ 10,230      $ 10,981
EXPENSES
Mortality and expense risks.....................     13,985       25,182       6,139        2,618         9,880        11,192
                                                   --------     --------     -------      -------      --------      --------
Net investment income (loss)....................     18,521      174,900      44,888       11,127           350          (211)
                                                   --------     --------     -------      -------      --------      --------
NET REALIZED AND UNREALIZED GAIN
  ON INVESTMENTS
Realized gain distributions reinvested..........    215,993                       91       17,406        97,659        92,754
Net realized gain from redemption of investment
  shares........................................     25,043                   10,106       16,185        41,538         7,476
                                                   --------     --------     -------      -------      --------      --------
Net realized gain on investments................    241,036                   10,197       33,591       139,197       100,230
                                                   --------     --------     -------      -------      --------      --------
Net unrealized appreciation of investments:
  Beginning of year.............................    172,999                   12,860       29,978       155,190        29,510
  End of year...................................    197,030                   26,571       38,577       133,217        65,845
                                                   --------     --------     -------      -------      --------      --------
Net unrealized appreciation (depreciation) of
  investments during the year...................     24,031                   13,711        8,599       (21,973)       36,335
                                                   --------     --------     -------      -------      --------      --------
Net realized and unrealized gains on
  investments...................................    265,067                   23,908       42,190       117,224       136,565
                                                   --------     --------     -------      -------      --------      --------
Net increase in net assets resulting from
  operations....................................   $283,588     $174,900     $68,796      $53,317      $117,574      $136,354
                                                   ========     ========     =======      =======      ========      ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                                                                                 ALL PRO         ALL PRO
                                                              ALL PRO LARGE   ALL PRO LARGE       SMALL           SMALL
                                                               CAP GROWTH       CAP VALUE      CAP GROWTH       CAP VALUE
                                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends
EXPENSES
Mortality and expense risks.................................     $   259         $   304         $   314         $   329
                                                                 -------         -------         -------         -------
Net investment loss.........................................        (259)           (304)           (314)           (329)
                                                                 -------         -------         -------         -------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
Realized gain distributions reinvested
Net realized loss from redemption of investment shares......      (1,657)         (6,212)         (9,872)         (9,805)
                                                                 -------         -------         -------         -------
Net realized loss on investments............................      (1,657)         (6,212)         (9,872)         (9,805)
                                                                 -------         -------         -------         -------
Net unrealized appreciation of investments:
  Beginning of year.........................................
  End of year...............................................      31,368          21,256          49,117          22,620
                                                                 -------         -------         -------         -------
Net unrealized appreciation of investments during the
  year......................................................      31,368          21,256          49,117          22,620
                                                                 -------         -------         -------         -------
Net realized and unrealized gains on investments............      29,711          15,044          39,245          12,815
                                                                 -------         -------         -------         -------
Net increase in net assets resulting from operations........     $29,452         $14,740         $38,931         $12,486
                                                                 =======         =======         =======         =======

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                                                              FIDELITY                  FIDELITY
                                                  FIDELITY       FIDELITY       HIGH       FIDELITY      ASSET       FIDELITY
                                                EQUITY-INCOME     GROWTH       INCOME      OVERSEAS     MANAGER     INDEX 500
                                                 SUBACCOUNT     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.....................................    $ 81,811      $  29,841    $  93,141     $ 40,087     $ 42,970    $   63,803
EXPENSES
Mortality and expense risks...................      48,070         51,289       10,379       16,730       10,984        54,109
                                                  --------      ----------   ---------     --------     --------    ----------
Net investment income (loss)..................      33,741        (21,448)      82,762       23,357       31,986         9,694
                                                  --------      ----------   ---------     --------     --------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested........     291,150        780,585       59,183      118,152      128,911       147,780
Net realized gain from redemption of
  investment shares...........................      88,248        127,759        3,646       31,224       30,583       418,425
                                                  --------      ----------   ---------     --------     --------    ----------
Net realized gain on investments..............     379,398        908,344       62,829      149,376      159,494       566,205
                                                  --------      ----------   ---------     --------     --------    ----------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year...........................     689,708        749,980       92,199       12,760      120,277       762,238
  End of year.................................   1,077,750      2,627,782     (159,189)     120,843      174,522     2,218,476
                                                  --------      ----------   ---------     --------     --------    ----------
Net unrealized appreciation (depreciation) of
  investments during the year.................     388,042      1,877,802     (251,388)     108,083       54,245     1,456,238
                                                  --------      ----------   ---------     --------     --------    ----------
Net realized and unrealized gain (loss) on
  investments.................................     767,440      2,786,146     (188,559)     257,459      213,739     2,022,443
                                                  --------      ----------   ---------     --------     --------    ----------
Net increase (decrease) in net assets
  resulting from operations...................    $801,181      $2,764,698   ($105,797)    $280,816     $245,725    $2,032,137
                                                  ========      ==========   =========     ========     ========    ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                             FIDELITY                 NEUBERGER    NEUBERGER       NEUBERGER       NEUBERGER
                                            INVESTMENT    FIDELITY     & BERMAN     & BERMAN    & BERMAN LIMITED    & BERMAN
                                            GRADE BOND   CONTRAFUND    BALANCED      GROWTH      MATURITY BOND      PARTNERS
                                            SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.................................   $34,930     $  15,801     $10,205                      $35,042
EXPENSES
Mortality and expense risks...............     5,834        22,599       3,166      $ 10,244          4,092         $   241
                                             -------     ----------    -------      --------        -------         -------
Net investment income (loss)..............    29,096        (6,798)      7,039       (10,244)        30,950            (241)
                                             -------     ----------    -------      --------        -------         -------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested....     4,144       116,250      71,678       353,563
Net realized gain (loss) from redemption
  of investment shares....................     3,572        53,379      (5,814)      (27,730)           373          (2,190)
                                             -------     ----------    -------      --------        -------         -------
Net realized gain (loss) on investments...     7,716       169,629      65,864       325,833            373          (2,190)
                                             -------     ----------    -------      --------        -------         -------
Net unrealized appreciation of
  investments:
  Beginning of year.......................    20,012       204,136      34,081       138,020         13,790
  End of year.............................    55,564     1,044,526      12,499        32,289          5,385          18,863
                                             -------     ----------    -------      --------        -------         -------
Net unrealized appreciation (depreciation)
  of investments during the year..........    35,552       840,390     (21,582)     (105,731)        (8,405)         18,863
                                             -------     ----------    -------      --------        -------         -------
Net realized and unrealized gain (loss) on
  investments.............................    43,268     1,010,019      44,282       220,102         (8,032)         16,673
                                             -------     ----------    -------      --------        -------         -------
Net increase in net assets resulting from
  operations..............................   $72,364     $1,003,221    $51,321      $209,858        $22,918         $16,432
                                             =======     ==========    =======      ========        =======         =======

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                                AMERICAN                                 VAN ECK      VAN ECK
                                               CENTURY VP     VAN ECK       VAN ECK     WORLDWIDE    WORLDWIDE    ALGER AMERICAN
                                                CAPITAL      WORLDWIDE     WORLDWIDE     EMERGING       REAL          SMALL
                                              APPRECIATION      BOND      HARD ASSETS    MARKETS       ESTATE     CAPITALIZATION
                                               SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...................................                  $ 3,318      $   1,970    $   5,912
EXPENSES
Mortality and expense risks.................    $  4,421        3,195          2,120        5,032     $    64        $ 13,957
                                                --------      -------      ---------    ---------     -------        --------
Net investment income (loss)................      (4,421)         123           (150)         880         (64)        (13,957)
                                                --------      -------      ---------    ---------     -------        --------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested......      34,155                      48,391        5,255                     284,477
Net realized gain (loss) from redemption of
  investment shares.........................     (42,850)       7,111        (45,006)     (63,895)     (5,674)         (7,361)
                                                --------      -------      ---------    ---------     -------        --------
Net realized gain (loss) on investments.....      (8,695)       7,111          3,385      (58,640)     (5,674)        277,116
                                                --------      -------      ---------    ---------     -------        --------
Net unrealized appreciation (depreciation)
  of investments:
  Beginning of year.........................     (36,829)       7,894         (3,949)    (165,992)                     82,155
  End of year...............................     (51,652)      65,524       (137,564)    (424,268)      3,621         164,065
                                                --------      -------      ---------    ---------     -------        --------
Net unrealized appreciation (depreciation)
  of investments during the year............     (14,823)      57,630       (133,615)    (258,276)      3,621          81,910
                                                --------      -------      ---------    ---------     -------        --------
Net realized and unrealized gain (loss) on
  investments...............................     (23,518)      64,741       (130,230)    (316,916)     (2,053)        359,026
                                                --------      -------      ---------    ---------     -------        --------
Net increase (decrease) in net assets
  resulting from operations.................    ($27,939)     $64,864      ($130,380)   ($316,036)    ($2,117)       $345,069
                                                ========      =======      =========    =========     =======        ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                                                 MONEY                                AGGRESSIVE
                                                    GROWTH       MARKET        BOND       MANAGED       GROWTH     INTERNATIONAL
                                                  SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.......................................   $ 17,576     $104,494     $12,984      $ 4,398      $  4,527       $ 3,778
EXPENSES
Mortality and expense risks.....................      6,086       13,586       1,402          898         4,955         5,375
                                                   --------     --------     -------      -------      --------       -------
Net investment income (loss)....................     11,490       90,908      11,582        3,500          (428)       (1,597)
                                                   --------     --------     -------      -------      --------       -------
NET REALIZED AND UNREALIZED GAIN
  ON INVESTMENTS
Realized gain distributions reinvested..........     64,240                                   637           898        29,576
Net realized gain from redemption of investment
  shares........................................      8,284                    4,094        3,520        28,779         4,619
                                                   --------     --------     -------      -------      --------       -------
Net realized gain on investments................     72,524                    4,094        4,157        29,677        34,195
                                                   --------     --------     -------      -------      --------       -------
Net unrealized appreciation of investments:
  Beginning of year.............................     53,902                    2,198        6,860        42,267        24,229
  End of year...................................    172,999                   12,860       29,978       155,190        29,510
                                                   --------     --------     -------      -------      --------       -------
Net unrealized appreciation of investments
  during the year...............................    119,097                   10,662       23,118       112,923         5,281
                                                   --------     --------     -------      -------      --------       -------
Net realized and unrealized gains on
  investments...................................    191,621                   14,756       27,275       142,600        39,476
                                                   --------     --------     -------      -------      --------       -------
Net increase in net assets resulting
  from operations...............................   $203,111     $ 90,908     $26,338      $30,775      $142,172       $37,879
                                                   ========     ========     =======      =======      ========       =======

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                                                              FIDELITY                  FIDELITY
                                                  FIDELITY       FIDELITY       HIGH       FIDELITY      ASSET       FIDELITY
                                                EQUITY-INCOME     GROWTH       INCOME      OVERSEAS     MANAGER     INDEX 500
                                                 SUBACCOUNT     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.....................................    $ 37,203       $ 16,922     $ 29,332     $ 10,489     $ 27,124     $ 18,761
EXPENSES
Mortality and expense risks...................      23,064         24,779        4,291        7,257        6,126       19,263
                                                  --------       --------     --------     --------     --------     --------
Net investment income (loss)..................      14,139         (7,857)      25,041        3,232       20,998         (502)
                                                  --------       --------     --------     --------     --------     --------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested........     187,050         75,747        3,625       41,640       68,039       38,068
Net realized gain from redemption of
  investment shares...........................      56,511         29,405       10,154       24,813        3,869       78,340
                                                  --------       --------     --------     --------     --------     --------
Net realized gain on investments..............     243,561        105,152       13,779       66,453       71,908      116,408
                                                  --------       --------     --------     --------     --------     --------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year...........................     140,032        120,385       17,486       44,125       42,785      130,599
  End of year.................................     689,708        749,980       92,199       12,760      120,277      762,238
                                                  --------       --------     --------     --------     --------     --------
Net unrealized appreciation (depreciation) of
  investments during the year.................     549,676        629,595       74,713      (31,365)      77,492      631,639
                                                  --------       --------     --------     --------     --------     --------
Net realized and unrealized gain on
  investments.................................     793,237        734,747       88,492       35,088      149,400      748,047
                                                  --------       --------     --------     --------     --------     --------
Net increase in net assets
  resulting from operations...................    $807,376       $726,890     $113,533     $ 38,320     $170,398     $747,545
                                                  ========       ========     ========     ========     ========     ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                                        FIDELITY                 NEUBERGER    NEUBERGER       NEUBERGER
                                                       INVESTMENT    FIDELITY     & BERMAN     & BERMAN    & BERMAN LIMITED
                                                       GRADE BOND   CONTRAFUND    BALANCED      GROWTH      MATURITY BOND
                                                       SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends............................................   $10,062      $  2,887     $ 3,239                      $ 3,868
EXPENSES
Mortality and expense risks..........................     1,476         7,089       1,484      $  5,067          1,400
                                                        -------      --------     -------      --------        -------
Net investment income (loss).........................     8,586        (4,202)      1,755        (5,067)         2,468
                                                        -------      --------     -------      --------        -------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested...............                   7,630       8,314        50,230
Net realized gain (loss) from redemption of
  investment shares..................................     2,284        25,400         618         5,576           (214)
                                                        -------      --------     -------      --------        -------
Net realized gain (loss) on investments..............     2,284        33,030       8,932        55,806           (214)
                                                        -------      --------     -------      --------        -------
Net unrealized appreciation of investments:
  Beginning of year..................................     5,863        15,525       1,403        11,488            208
  End of year........................................    20,012       204,136      34,081       138,020         13,790
                                                        -------      --------     -------      --------        -------
Net unrealized appreciation of investments during the
  year...............................................    14,149       188,611      32,678       126,532         13,582
                                                        -------      --------     -------      --------        -------
Net realized and unrealized gain on investments......    16,433       221,641      41,610       182,338         13,368
                                                        -------      --------     -------      --------        -------
Net increase in net assets resulting from
  operations.........................................   $25,019      $217,439     $43,365      $177,271        $15,836
                                                        =======      ========     =======      ========        =======

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                                           AMERICAN                                 VAN ECK
                                                          CENTURY VP     VAN ECK       VAN ECK     WORLDWIDE    ALGER AMERICAN
                                                           CAPITAL      WORLDWIDE     WORLDWIDE     EMERGING        SMALL
                                                         APPRECIATION      BOND      HARD ASSETS    MARKETS     CAPITALIZATION
                                                          SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..............................................                   $3,474      $  4,182     $     403
EXPENSES
Mortality and expense risks............................    $  3,060        1,180         1,321         2,514       $  5,530
                                                           --------       ------      --------     ---------       --------
Net investment income (loss)...........................      (3,060)       2,294         2,861        (2,111)        (5,530)
                                                           --------       ------      --------     ---------       --------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain distributions reinvested.................       9,129                      3,087                       29,556
Net realized gain (loss) from redemption of investment
  shares...............................................     (14,973)         483        12,840        12,776           (646)
                                                           --------       ------      --------     ---------       --------
Net realized gain (loss) on investments................      (5,844)         483        15,927        12,776         28,910
                                                           --------       ------      --------     ---------       --------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year....................................     (33,973)       2,328        12,095         4,779         (4,261)
  End of year..........................................     (36,829)       7,894        (3,949)     (165,992)        82,155
                                                           --------       ------      --------     ---------       --------
Net unrealized appreciation (depreciation) of
  investments during the year..........................      (2,856)       5,566       (16,044)     (170,771)        86,416
                                                           --------       ------      --------     ---------       --------
Net realized and unrealized gain (loss) on
  investments..........................................      (8,700)       6,049          (117)     (157,995)       115,326
                                                           --------       ------      --------     ---------       --------
Net increase (decrease) in net assets resulting from
  operations...........................................    ($11,760)      $8,343      $  2,744     ($160,106)      $109,796
                                                           ========       ======      ========     =========       ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                                                                 MONEY                                AGGRESSIVE
                                                    GROWTH       MARKET        BOND       MANAGED       GROWTH     INTERNATIONAL
                                                  SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.......................................   $ 7,629      $15,339       $4,534       $1,814      $ 1,617        $ 1,188
EXPENSES
Mortality and expense risks.....................     1,837        1,825          383          139        1,734          1,421
                                                   -------      -------       ------       ------      -------        -------
Net investment income (loss)....................     5,792       13,514        4,151        1,675         (117)          (233)
                                                   -------      -------       ------       ------      -------        -------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
Realized gain distributions reinvested..........     7,226                                  1,578       16,290          4,817
Net realized gain from redemption of investment
  shares........................................     4,464                       741          663        2,217          2,539
                                                   -------      -------       ------       ------      -------        -------
Net realized gain on investments................    11,690                       741        2,241       18,507          7,356
                                                   -------      -------       ------       ------      -------        -------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year.............................    10,721                     3,919        4,931        6,340          5,545
  End of year...................................    53,902                     2,198        6,860       42,267         24,229
                                                   -------      -------       ------       ------      -------        -------
Net unrealized appreciation (depreciation) of
  investments during the year...................    43,181                    (1,721)       1,929       35,927         18,684
                                                   -------      -------       ------       ------      -------        -------
Net realized and unrealized gains (losses)
  on investments................................    54,871                      (980)       4,170       54,434         26,040
                                                   -------      -------       ------       ------      -------        -------
Net increase in net assets resulting
  from operations...............................   $60,663      $13,514       $3,171       $5,845      $54,317        $25,807
                                                   =======      =======       ======       ======      =======        =======

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                                                                              FIDELITY                  FIDELITY
                                                  FIDELITY       FIDELITY       HIGH       FIDELITY      ASSET       FIDELITY
                                                EQUITY-INCOME     GROWTH       INCOME      OVERSEAS     MANAGER     INDEX 500
                                                 SUBACCOUNT     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.....................................    $    795       $  2,013     $13,682      $ 2,659      $ 4,580      $  2,651
EXPENSES
Mortality and expense risks...................       6,521          9,311       1,324        2,129        1,923         3,896
                                                  --------       --------     -------      -------      -------      --------
Net investment income (loss)..................      (5,726)        (7,298)     12,358          530        2,657        (1,245)
                                                  --------       --------     -------      -------      -------      --------
NET REALIZED AND UNREALIZED GAIN ON
  INVESTMENTS
Realized gain distributions reinvested........      22,764         50,823       2,677        2,926        3,777         6,818
Net realized gain from redemption of
  investment shares...........................      12,493         14,571       1,337        3,493        4,586        17,448
                                                  --------       --------     -------      -------      -------      --------
Net realized gain on investments..............      35,257         65,394       4,014        6,419        8,363        24,266
                                                  --------       --------     -------      -------      -------      --------
Net unrealized appreciation
  of investments:
  Beginning of year...........................      26,993         10,036       4,518        6,809        5,339        16,619
  End of year.................................     140,032        120,385      17,486       44,125       42,785       130,599
                                                  --------       --------     -------      -------      -------      --------
Net unrealized appreciation of
  investments during the year.................     113,039        110,349      12,968       37,316       37,446       113,980
                                                  --------       --------     -------      -------      -------      --------
Net realized and unrealized
  gain on investments.........................     148,296        175,743      16,982       43,735       45,809       138,246
                                                  --------       --------     -------      -------      -------      --------
Net increase in net assets
  resulting from operations...................    $142,570       $168,445     $29,340      $44,265      $48,466      $137,001
                                                  ========       ========     =======      =======      =======      ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                                                        FIDELITY                 NEUBERGER    NEUBERGER       NEUBERGER
                                                       INVESTMENT    FIDELITY     & BERMAN     & BERMAN    & BERMAN LIMITED
                                                       GRADE BOND   CONTRAFUND    BALANCED      GROWTH      MATURITY BOND
                                                       SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends............................................    $3,435                    $1,823      $    91          $2,949
EXPENSES
Mortality and expense risks..........................       488      $   337          477        2,041              83
                                                         ------      -------       ------      -------          ------
Net investment income (loss).........................     2,947         (337)       1,346       (1,950)          2,866
                                                         ------      -------       ------      -------          ------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested...............                              10,142       21,199
Net realized gain (loss) from redemption of
  investment shares..................................       596        1,095          617        4,169             (74)
                                                         ------      -------       ------      -------          ------
Net realized gain (loss) on investments..............       596        1,095       10,759       25,368             (74)
                                                         ------      -------       ------      -------          ------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year..................................     4,575                     5,547        5,688           1,194
  End of year........................................     5,863       15,525        1,403       11,488             208
                                                         ------      -------       ------      -------          ------
Net unrealized appreciation (depreciation) of
  investments during the year........................     1,288       15,525       (4,144)       5,800            (986)
                                                         ------      -------       ------      -------          ------
Net realized and unrealized gain (loss) on
  investments........................................     1,884       16,620        6,615       31,168          (1,060)
                                                         ------      -------       ------      -------          ------
Net increase in net assets resulting from
  operations.........................................    $4,831      $16,283       $7,961      $29,218          $1,806
                                                         ======      =======       ======      =======          ======

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                                                                      VAN ECK     VAN ECK GOLD    VAN ECK     ALGER AMERICAN
                                                           TCI       WORLDWIDE    AND NATURAL     EMERGING        SMALL
                                                          GROWTH        BOND       RESOURCES      MARKETS     CAPITALIZATION
                                                        SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.............................................                 $1,824       $   600        $  137
EXPENSES
Mortality and expense risks...........................   $  1,480         277           375            70        $   374
                                                         --------      ------       -------        ------        -------
Net investment income (loss)..........................     (1,480)      1,547           225            67           (374)
                                                         --------      ------       -------        ------        -------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain distributions reinvested................     23,158                       588
Net realized gain (loss) from redemption of investment
  shares..............................................      4,391         218         2,780           254            (72)
                                                         --------      ------       -------        ------        -------
Net realized gain (loss) on investments...............     27,549         218         3,368           254            (72)
                                                         --------      ------       -------        ------        -------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year...................................      7,429       1,924         5,371
  End of year.........................................    (33,973)      2,328        12,095         4,779         (4,261)
                                                         --------      ------       -------        ------        -------
Net unrealized appreciation (depreciation) of
  investments during the year.........................    (41,402)        404         6,724         4,779         (4,261)
                                                         --------      ------       -------        ------        -------
Net realized and unrealized gain (loss) on
  investments.........................................    (13,853)        622        10,092         5,033         (4,333)
                                                         --------      ------       -------        ------        -------
Net increase (decrease) in net assets resulting from
  operations..........................................   $(15,333)     $2,169       $10,317        $5,100        $(4,707)
                                                         ========      ======       =======        ======        =======

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                                           MONEY                                 AGGRESSIVE
                                             GROWTH        MARKET         BOND       MANAGED       GROWTH     INTERNATIONAL
                                           SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).............  $  18,521    $    174,900   $  44,888     $ 11,127    $     350     $     (211)
Net realized gain on investments.........    241,036                      10,197       33,591      139,197        100,230
Net unrealized appreciation
  (depreciation) of investments during
  the year...............................     24,031                      13,711        8,599      (21,973)        36,335
                                           ----------   ------------   ----------    --------    ----------    ----------
Net increase in net assets from
  operations.............................    283,588         174,900      68,796       53,317      117,574        136,354
                                           ----------   ------------   ----------    --------    ----------    ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums..............    700,982      12,157,013     286,323      145,810      390,883        542,593
Cost of insurance and administrative
  charges................................   (223,112)       (517,784)    (74,547)     (44,806)    (145,982)      (131,026)
Surrenders and forfeitures...............    (20,394)        (78,839)     (5,714)      (1,879)     (26,378)       (19,231)
Net withdrawals due to
  policy loans...........................    (51,892)       (268,614)     (4,688)         295      (41,359)        (2,014)
Transfers between investment
  portfolios.............................    517,850     (10,774,581)    447,809      134,941      273,343        242,053
                                           ----------   ------------   ----------    --------    ----------    ----------
Net increase in net assets derived from
  policy transactions....................    923,434         517,195     649,183      234,361      450,507        632,375
                                           ----------   ------------   ----------    --------    ----------    ----------
Total increase in net assets.............  1,207,022         692,095     717,979      287,678      568,081        768,729
NET ASSETS
  Beginning of year......................  1,620,894       3,716,140     589,487      361,475    1,268,161      1,335,505
                                           ----------   ------------   ----------    --------    ----------    ----------
  End of year............................  $2,827,916   $  4,408,235   $1,307,466    $649,153    $1,836,242    $2,104,234
                                           ==========   ============   ==========    ========    ==========    ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                                                                                ALL PRO         ALL PRO
                                                             ALL PRO LARGE   ALL PRO LARGE       SMALL           SMALL
                                                              CAP GROWTH       CAP VALUE      CAP GROWTH       CAP VALUE
                                                              SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment loss........................................    $   (259)       $   (304)       $   (314)       $   (329)
Net realized loss on investments...........................      (1,657)         (6,212)         (9,872)         (9,805)
Net unrealized appreciation of investments during the
  year.....................................................      31,368          21,256          49,117          22,620
                                                               --------        --------        --------        --------
Net increase in net assets from operations.................      29,452          14,740          38,931          12,486
                                                               --------        --------        --------        --------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums................................      54,913          56,634          38,819          36,602
Cost of insurance and administrative charges...............      (5,966)         (7,965)         (3,250)         (5,225)
Surrenders and forfeitures.................................          (1)             (8)
Transfers between investment portfolios....................     144,527         149,070         178,029         212,599
                                                               --------        --------        --------        --------
Net increase in net assets derived from policy
  transactions.............................................     193,473         197,731         213,598         243,976
                                                               --------        --------        --------        --------
Capital contribution from Providentmutual Life and Annuity
  Company of America.......................................      25,000          25,000          25,000          25,000
                                                               --------        --------        --------        --------
Total increase in net assets...............................     247,925         237,471         277,529         281,462
NET ASSETS
  Beginning of year........................................          --              --              --              --
                                                               --------        --------        --------        --------
  End of year..............................................    $247,925        $237,471        $277,529        $281,462
                                                               ========        ========        ========        ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                                                               FIDELITY                  FIDELITY
                                                  FIDELITY       FIDELITY        HIGH       FIDELITY      ASSET       FIDELITY
                                                EQUITY-INCOME     GROWTH        INCOME      OVERSEAS     MANAGER      INDEX 500
                                                 SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)..................   $   33,741     $   (21,448)  $  82,762    $  23,357    $  31,986    $     9,694
Net realized gain on investments..............      379,398         908,344      62,829      149,376      159,494        566,205
Net unrealized appreciation (depreciation) of
  investments during the year.................      388,042       1,877,802    (251,388)     108,083       54,245      1,456,238
                                                 ----------     -----------   ----------   ----------   ----------   -----------
Net increase (decrease) in net assets from
  operations..................................      801,181       2,764,698    (105,797)     280,816      245,725      2,032,137
                                                 ----------     -----------   ----------   ----------   ----------   -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...................    2,791,625       2,817,681     644,433      991,712      538,144      4,725,165
Cost of insurance and administrative
  charges.....................................     (683,360)       (776,716)   (141,578)    (247,860)    (128,200)    (1,026,576)
Surrenders and forfeitures....................     (100,189)       (148,661)    (18,862)     (43,350)     (27,852)      (153,976)
Net withdrawals due to policy loans...........      (25,809)        (30,231)    (12,378)     (17,062)      11,088        (35,752)
Transfers between investment portfolios.......    1,325,938       1,223,266     223,803      639,706      404,187      1,912,283
Withdrawals due to death benefits.............       (9,104)        (52,787)                  (1,121)      (1,235)        (4,122)
                                                 ----------     -----------   ----------   ----------   ----------   -----------
Net increase in net assets derived from policy
  transactions................................    3,299,101       3,032,552     695,418    1,322,025      796,132      5,417,022
                                                 ----------     -----------   ----------   ----------   ----------   -----------
Return of capital to Providentmutual Life and
  Annuity Company of America..................                      (30,000)                                             (30,000)
                                                 ----------     -----------   ----------   ----------   ----------   -----------
Total increase in net assets..................    4,100,282       5,767,250     589,621    1,602,841    1,041,857      7,419,159
NET ASSETS
  Beginning of year...........................    5,549,225       5,552,399   1,258,364    1,835,860    1,257,078      4,935,868
                                                 ----------     -----------   ----------   ----------   ----------   -----------
  End of year.................................   $9,649,507     $11,319,649   $1,847,985   $3,438,701   $2,298,935   $12,355,027
                                                 ==========     ===========   ==========   ==========   ==========   ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                             FIDELITY                 NEUBERGER    NEUBERGER       NEUBERGER       NEUBERGER
                                            INVESTMENT    FIDELITY     & BERMAN     & BERMAN    & BERMAN LIMITED    & BERMAN
                                            GRADE BOND   CONTRAFUND    BALANCED      GROWTH      MATURITY BOND      PARTNERS
                                            SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)..............  $  29,096    $  (6,798)    $  7,039    $ (10,244)       $ 30,950        $   (241)
Net realized gain (loss) on investments...      7,716      169,629       65,864      325,833             373          (2,190)
Net unrealized appreciation (depreciation)
  of investments during the year..........     35,552      840,390      (21,582)    (105,731)         (8,405)         18,863
                                            ----------   ----------    --------    ----------       --------        --------
Net increase in net assets from
  operations..............................     72,364    1,003,221       51,321      209,858          22,918          16,432
                                            ----------   ----------    --------    ----------       --------        --------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...............    310,292    1,737,346      127,973      582,452         224,085         123,418
Cost of insurance and administrative
  charges.................................    (76,939)    (364,105)     (55,932)    (156,359)        (42,136)         (8,687)
Surrenders and forfeitures................     (8,154)     (53,656)      (8,030)     (19,760)         (1,602)
Net (withdrawals) repayments due to policy
  loans...................................     (2,779)       3,715      (16,887)     (18,679)         (1,363)           (101)
Transfers between investment portfolios...    274,632    1,036,789      109,236      230,165         128,083          88,185
Withdrawals due to death benefits.........                  (2,854)                  (34,374)
                                            ----------   ----------    --------    ----------       --------        --------
Net increase in net assets derived from
  policy transactions.....................    497,052    2,357,235      156,360      583,445         307,067         202,815
                                            ----------   ----------    --------    ----------       --------        --------
Capital contribution from Providentmutual
  Life and Annuity Company of America.....                                                                            25,000
                                            ----------   ----------    --------    ----------       --------        --------
Total increase in net assets..............    569,416    3,360,456      207,681      793,303         329,985         244,247
NET ASSETS
  Beginning of year.......................    654,754    2,126,511      363,494    1,217,185         528,343              --
                                            ----------   ----------    --------    ----------       --------        --------
  End of year.............................  $1,224,170   $5,486,967    $571,175    $2,010,488       $858,328        $244,247
                                            ==========   ==========    ========    ==========       ========        ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                                AMERICAN                                 VAN ECK      VAN ECK
                                               CENTURY VP     VAN ECK       VAN ECK     WORLDWIDE    WORLDWIDE    ALGER AMERICAN
                                                CAPITAL      WORLDWIDE     WORLDWIDE     EMERGING       REAL          SMALL
                                              APPRECIATION      BOND      HARD ASSETS    MARKETS       ESTATE     CAPITALIZATION
                                               SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)................    $ (4,421)     $    123     $    (150)    $    880    $     (64)     $  (13,957)
Net realized gain (loss) on investments.....      (8,695)        7,111         3,385      (58,640)      (5,674)        277,116
Net unrealized appreciation (depreciation)
  of investments during the year............     (14,823)       57,630      (133,615)    (258,276)       3,621          81,910
                                                --------      --------     ---------     --------    ---------      ----------
Net increase (decrease) in net assets from
  operations................................     (27,939)       64,864      (130,380)    (316,036)      (2,117)        345,069
                                                --------      --------     ---------     --------    ---------      ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................     236,573       249,745       134,991      375,034       13,909       1,139,641
Cost of insurance and administrative
  charges...................................     (91,415)      (44,347)      (33,980)     (98,968)      (1,364)       (248,405)
Surrenders and forfeitures..................     (22,461)       (4,079)       (4,253)      (5,110)                     (30,009)
Net withdrawals due to policy loans.........     (10,745)       (1,174)         (969)      (2,809)                     (16,982)
Transfers between investment
  portfolios................................      79,336       141,529        (7,393)     259,476       37,997         531,504
Withdrawals due to death benefits...........                                                                           (29,065)
                                                --------      --------     ---------     --------    ---------      ----------
Net increase in net assets derived from
  policy transactions.......................     191,288       341,674        88,396      527,623       50,542       1,346,684
                                                --------      --------     ---------     --------    ---------      ----------
Capital contribution from Providentmutual
  Life and Annuity Company of America.......                                               10,000       25,000
                                                --------      --------     ---------     --------    ---------      ----------
Total increase in net assets................     163,349       406,538       (41,984)     221,587       73,425       1,691,753
NET ASSETS
  Beginning of year.........................     617,522       284,774       362,835      668,520           --       1,461,832
                                                --------      --------     ---------     --------    ---------      ----------
  End of year...............................    $780,871      $691,312     $ 320,851     $890,107    $  73,425      $3,153,585
                                                ========      ========     =========     ========    =========      ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                                            MONEY                                AGGRESSIVE
                                              GROWTH       MARKET         BOND       MANAGED       GROWTH     INTERNATIONAL
                                            SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)..............  $  11,490    $    90,908   $  11,582     $  3,500    $    (428)    $   (1,597)
Net realized gain on investments..........     72,524                      4,094        4,157       29,677         34,195
Net unrealized appreciation of investments
  during the year.........................    119,097                     10,662       23,118      112,923          5,281
                                            ----------   -----------   ---------     --------    ----------    ----------
Net increase in net assets from
  operations..............................    203,111         90,908      26,338       30,775      142,172         37,879
                                            ----------   -----------   ---------     --------    ----------    ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...............    606,490     12,818,390     174,094       62,606      504,056        534,082
Cost of insurance and administrative
  charges.................................   (123,739)      (377,001)    (29,359)     (18,265)    (103,540)       (94,480)
Surrenders and forfeitures................     (8,110)        (2,037)       (655)        (561)      (7,104)        (7,124)
Net withdrawals due to policy loans.......     (1,427)        (2,750)     (2,918)        (647)      (6,952)        (2,905)
Transfers between investment portfolios...    392,712     (9,338,827)    290,953      207,288      267,938        418,275
Withdrawals due to death benefits.........     (2,251)          (880)     (1,330)                   (1,025)          (490)
                                            ----------   -----------   ---------     --------    ----------    ----------
Net increase in net assets derived from
  policy transactions.....................    863,675      3,096,895     430,785      250,421      653,373        847,358
                                            ----------   -----------   ---------     --------    ----------    ----------
Total increase in net assets..............  1,066,786      3,187,803     457,123      281,196      795,545        885,237
NET ASSETS
  Beginning of year.......................    554,108        528,337     132,364       80,279      472,616        450,268
                                            ----------   -----------   ---------     --------    ----------    ----------
  End of year.............................  $1,620,894   $ 3,716,140   $ 589,487     $361,475    $1,268,161    $1,335,505
                                            ==========   ===========   =========     ========    ==========    ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                                    FIDELITY                  FIDELITY                  FIDELITY
                                                    EQUITY-      FIDELITY       HIGH       FIDELITY      ASSET       FIDELITY
                                                     INCOME       GROWTH       INCOME      OVERSEAS     MANAGER     INDEX 500
                                                   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).....................  $  14,139    $  (7,857)   $  25,041    $   3,232    $  20,998    $     (502)
Net realized gain on investments.................    243,561      105,152       13,779       66,453       71,908       116,408
Net unrealized appreciation (depreciation) of
  investments during the year....................    549,676      629,595       74,713      (31,365)      77,492       631,639
                                                   ----------   ----------   ----------   ----------   ----------   ----------
Net increase in net assets from operations.......    807,376      726,890      113,533       38,320      170,398       747,545
                                                   ----------   ----------   ----------   ----------   ----------   ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums......................  1,800,681    2,077,217      315,730      708,468      230,559     2,291,230
Cost of insurance and administrative charges.....   (378,890)    (507,915)     (76,002)    (144,645)     (67,535)     (452,765)
Surrenders and forfeitures.......................    (26,461)     (71,933)      (6,335)      (7,458)      (5,894)      (27,300)
Net withdrawals due to policy loans..............    (29,476)     (25,572)        (465)     (12,515)     (13,101)      (34,119)
Transfers between investment portfolios..........  1,407,893    1,003,643      537,410      688,760      201,574       935,324
Withdrawals due to death benefits................     (3,109)      (3,873)                                              (3,581)
                                                   ----------   ----------   ----------   ----------   ----------   ----------
Net increase in net assets derived from policy
  transactions...................................  2,770,638    2,471,567      770,338    1,232,610      345,603     2,708,789
                                                   ----------   ----------   ----------   ----------   ----------   ----------
Total increase in net assets.....................  3,578,014    3,198,457      883,871    1,270,930      516,001     3,456,334
NET ASSETS
  Beginning of year..............................  1,971,211    2,353,942      374,493      564,930      741,077     1,479,534
                                                   ----------   ----------   ----------   ----------   ----------   ----------
  End of year....................................  $5,549,225   $5,552,399   $1,258,364   $1,835,860   $1,257,078   $4,935,868
                                                   ==========   ==========   ==========   ==========   ==========   ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                                        FIDELITY                  NEUBERGER    NEUBERGER       NEUBERGER
                                                       INVESTMENT     FIDELITY     & BERMAN     & BERMAN    & BERMAN LIMITED
                                                       GRADE BOND    CONTRAFUND    BALANCED      GROWTH      MATURITY BOND
                                                       SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).........................   $  8,586     $  (4,202)    $  1,755    $  (5,067)       $  2,468
Net realized gain (loss) on investments..............      2,284        33,030        8,932       55,806            (214)
Net unrealized appreciation of investments during the
  year...............................................     14,149       188,611       32,678      126,532          13,582
                                                        --------     ----------    --------    ----------       --------
Net increase in net assets from operations...........     25,019       217,439       43,365      177,271          15,836
                                                        --------     ----------    --------    ----------       --------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums..........................    250,638       899,768      108,720      437,297         147,394
Cost of insurance and administrative charges.........    (33,229)     (140,720)     (35,701)    (106,436)        (17,164)
Surrenders and forfeitures...........................     (4,629)       (4,872)      (1,492)      (4,296)           (843)
Net withdrawals due to policy loans..................     (2,142)      (14,814)        (191)        (676)           (580)
Transfers between investment portfolios..............    265,581       900,755       83,895      175,334         333,959
Withdrawals due to death benefits....................     (2,005)
                                                        --------     ----------    --------    ----------       --------
Net increase in net assets derived from policy
  transactions.......................................    474,214     1,640,117      155,231      501,223         462,766
                                                        --------     ----------    --------    ----------       --------
Total increase in net assets.........................    499,233     1,857,556      198,596      678,494         478,602
NET ASSETS
  Beginning of year..................................    155,521       268,955      164,898      538,691          49,741
                                                        --------     ----------    --------    ----------       --------
  End of year........................................   $654,754     $2,126,511    $363,494    $1,217,185       $528,343
                                                        ========     ==========    ========    ==========       ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                                         AMERICAN                                  VAN ECK
                                                        CENTURY VP     VAN ECK       VAN ECK      WORLDWIDE    ALGER AMERICAN
                                                         CAPITAL      WORLDWIDE     WORLDWIDE      EMERGING        SMALL
                                                       APPRECIATION      BOND      HARD ASSETS     MARKETS     CAPITALIZATION
                                                        SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).........................    $ (3,060)     $  2,294      $  2,861     $  (2,111)     $   (5,530)
Net realized gain (loss) on investments..............      (5,844)          483        15,927        12,776          28,910
Net unrealized appreciation (depreciation) of
  investments during the year........................      (2,856)        5,566       (16,044)     (170,771)         86,416
                                                         --------      --------      --------     ---------      ----------
Net increase (decrease) in net assets from
  operations.........................................     (11,760)        8,343         2,744      (160,106)        109,796
                                                         --------      --------      --------     ---------      ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums..........................     302,126       134,179       131,149       362,026         708,739
Cost of insurance and administrative charges.........     (80,091)      (24,944)      (29,372)      (51,528)       (131,231)
Surrenders and forfeitures...........................      (4,824)         (957)       (2,265)       (1,605)         (3,435)
Net withdrawals due to policy loans..................        (694)       (1,431)         (341)         (528)        (13,587)
Transfers between investment portfolios..............      63,153        71,029       111,374       441,995         424,465
                                                         --------      --------      --------     ---------      ----------
Net increase in net assets derived from policy
  transactions.......................................     279,670       177,876       210,545       750,360         984,951
                                                         --------      --------      --------     ---------      ----------
Total increase in net assets.........................     267,910       186,219       213,289       590,254       1,094,747
NET ASSETS
  Beginning of year..................................     349,612        98,555       149,546        78,266         367,085
                                                         --------      --------      --------     ---------      ----------
  End of year........................................    $617,522      $284,774      $362,835     $ 668,520      $1,461,832
                                                         ========      ========      ========     =========      ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                                                            MONEY                                AGGRESSIVE
                                              GROWTH       MARKET         BOND       MANAGED       GROWTH     INTERNATIONAL
                                            SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)..............   $  5,792    $    13,514    $  4,151     $ 1,675      $   (117)     $   (233)
Net realized gain on investments..........     11,690                        741       2,241        18,507         7,356
Net unrealized appreciation (depreciation)
  of investments during the year..........     43,181                     (1,721)      1,929        35,927        18,684
                                             --------    -----------    --------     -------      --------      --------
Net increase in net assets from
  operations..............................     60,663         13,514       3,171       5,845        54,317        25,807
                                             --------    -----------    --------     -------      --------      --------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...............    200,633      3,426,014      62,154      30,006       253,610       181,285
Cost of insurance and administrative
  charges.................................    (50,683)      (139,681)    (13,600)     (6,124)      (58,803)      (40,512)
Surrenders and forfeitures................     (2,824)        (1,748)       (458)       (269)       (3,944)       (2,321)
Net withdrawals due to policy loans.......     (5,832)       (10,177)                                 (685)       (4,282)
Transfers between investment portfolios...    200,857     (3,043,148)     31,590      12,196        77,113       191,839
                                             --------    -----------    --------     -------      --------      --------
Net increase in net assets derived from
  policy transactions.....................    342,151        231,260      79,686      35,809       267,291       326,009
                                             --------    -----------    --------     -------      --------      --------
Total increase in net assets..............    402,814        244,774      82,857      41,654       321,608       351,816
NET ASSETS
  Beginning of year.......................    151,294        283,563      49,507      38,625       151,008        98,452
                                             --------    -----------    --------     -------      --------      --------
  End of year.............................   $554,108    $   528,337    $132,364     $80,279      $472,616      $450,268
                                             ========    ===========    ========     =======      ========      ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                                                    FIDELITY                  FIDELITY                  FIDELITY
                                                    EQUITY-      FIDELITY       HIGH       FIDELITY      ASSET       FIDELITY
                                                     INCOME       GROWTH       INCOME      OVERSEAS     MANAGER     INDEX 500
                                                   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).....................  $  (5,726)   $  (7,298)    $ 12,358     $    530     $  2,657    $   (1,245)
Net realized gain on investments.................     35,257       65,394        4,014        6,419        8,363        24,266
Net unrealized appreciation of investments during
  the year.......................................    113,039      110,349       12,968       37,316       37,446       113,980
                                                   ----------   ----------    --------     --------     --------    ----------
Net increase in net assets from operations.......    142,570      168,445       29,340       44,265       48,466       137,001
                                                   ----------   ----------    --------     --------     --------    ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums......................  1,064,311    1,228,372      182,867      303,606      504,956       682,499
Cost of insurance and administrative
  charges........................................   (172,223)    (277,081)     (33,017)     (55,071)     (41,734)     (140,878)
Surrenders and forfeitures.......................    (10,460)     (15,689)      (1,416)      (1,888)        (141)       (4,843)
Net withdrawals due to policy loans..............     (8,344)      (9,629)        (352)        (538)        (107)       (4,994)
Transfers between investment portfolios..........    489,521      624,149       51,297       61,872      157,808       590,621
                                                   ----------   ----------    --------     --------     --------    ----------
Net increase in net assets derived from policy
  transactions...................................  1,362,805    1,550,122      199,379      307,981      620,782     1,122,405
                                                   ----------   ----------    --------     --------     --------    ----------
Total increase in net assets.....................  1,505,375    1,718,567      228,719      352,246      669,248     1,259,406
NET ASSETS
  Beginning of year..............................    465,836      635,375      145,774      212,684       71,829       220,128
                                                   ----------   ----------    --------     --------     --------    ----------
  End of year....................................  $1,971,211   $2,353,942    $374,493     $564,930     $741,077    $1,479,534
                                                   ==========   ==========    ========     ========     ========    ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                                                        FIDELITY                  NEUBERGER    NEUBERGER       NEUBERGER
                                                       INVESTMENT     FIDELITY     & BERMAN     & BERMAN    & BERMAN LIMITED
                                                       GRADE BOND    CONTRAFUND    BALANCED      GROWTH      MATURITY BOND
                                                       SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).........................   $  2,947      $   (337)    $  1,346     $ (1,950)       $ 2,866
Net realized gain (loss) on investments..............        596         1,095       10,759       25,368            (74)
Net unrealized appreciation (depreciation) of
  investments during the year........................      1,288        15,525       (4,144)       5,800           (986)
                                                        --------      --------     --------     --------        -------
Net increase in net assets from operations...........      4,831        16,283        7,961       29,218          1,806
                                                        --------      --------     --------     --------        -------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums..........................     89,577       111,330       65,215      249,358         15,412
Cost of insurance and administrative charges.........    (17,945)      (11,937)     (14,582)     (59,022)        (3,100)
Surrenders and forfeitures...........................       (765)                      (265)        (619)            (8)
Net withdrawals due to policy loans..................       (102)                                    (27)
Transfers between investment portfolios..............     19,502       128,279       35,692      105,607          3,279
                                                        --------      --------     --------     --------        -------
Net increase in net assets derived from policy
  transactions.......................................     90,267       227,672       86,060      295,297         15,583
                                                        --------      --------     --------     --------        -------
Capital contribution from Providentmutual Life and
  Annuity Company of America.........................                   25,000
                                                        --------      --------     --------     --------        -------
Total increase in net assets.........................     95,098       268,955       94,021      324,515         17,389
NET ASSETS
  Beginning of year..................................     60,423            --       70,877      214,176         32,352
                                                        --------      --------     --------     --------        -------
  End of year........................................   $155,521      $268,955     $164,898     $538,691        $49,741
                                                        ========      ========     ========     ========        =======

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                                                                      VAN ECK     VAN ECK GOLD    VAN ECK     ALGER AMERICAN
                                                           TCI       WORLDWIDE    AND NATURAL     EMERGING        SMALL
                                                          GROWTH        BOND       RESOURCES      MARKETS     CAPITALIZATION
                                                        SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)..........................   $ (1,480)    $ 1,547       $    225      $    67        $   (374)
Net realized gain (loss) on investments...............     27,549         218          3,368          254             (72)
Net unrealized appreciation (depreciation) of
  investments during the year.........................    (41,402)        404          6,724        4,779          (4,261)
                                                         --------     -------       --------      -------        --------
Net increase (decrease) in net assets from
  operations..........................................    (15,333)      2,169         10,317        5,100          (4,707)
                                                         --------     -------       --------      -------        --------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...........................    186,453      40,692         80,930       34,459         235,120
Cost of insurance and administrative charges..........    (51,208)     (8,055)       (12,112)      (5,698)        (15,164)
Surrenders and forfeitures............................     (2,139)       (163)           (78)                         (57)
Net withdrawals due to policy loans...................     (1,766)
Transfers between investment portfolios...............     53,108       8,407         32,292       19,405         126,893
                                                         --------     -------       --------      -------        --------
Net increase in net assets derived from policy
  transactions........................................    184,448      40,881        101,032       48,166         346,792
                                                         --------     -------       --------      -------        --------
Capital contribution from Providentmutual Life and
  Annuity Company of America..........................                                             25,000          25,000
                                                         --------     -------       --------      -------        --------
Total increase in net assets..........................    169,115      43,050        111,349       78,266         367,085
NET ASSETS
  Beginning of year...................................    180,497      55,505         38,197        --            --
                                                         --------     -------       --------      -------        --------
  End of year.........................................   $349,612     $98,555       $149,546      $78,266        $367,085
                                                         ========     =======       ========      =======        ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements

--------------------------------------------------------------------------------

1. ORGANIZATION

     The Providentmutual Variable Life Separate Account (Separate Account) was established by Providentmutual Life and Annuity Company of America (Providentmutual) under the provisions of Delaware law and commenced operations on February 1, 1995. Providentmutual is a wholly-owned subsidiary of Provident Mutual Life Insurance Company. The Separate Account is an investment account to which assets are allocated to support the benefits payable under flexible premium adjustable variable life insurance policies (the Policies).

     The Policies are distributed principally through personal producing general agents and brokers.

     Providentmutual has structured the Separate Account as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of twenty-eight subaccounts: the Growth, Money Market, Bond, Managed, Aggressive Growth, International, All Pro Large Cap Growth, All Pro Large Cap Value, All Pro Small Cap Growth and All Pro Small Cap Value Subaccounts invest in the corresponding portfolios of the Market Street Fund, Inc.; the Fidelity Equity-Income, Fidelity Growth, Fidelity High Income and Fidelity Overseas Subaccounts invest in the corresponding portfolios of the Variable Insurance Products Fund; the Fidelity Asset Manager, Fidelity Index 500, Fidelity Investment Grade Bond and Fidelity Contrafund Subaccounts invest in the corresponding portfolios of the Variable Insurance Products Fund II; the Neuberger & Berman Balanced, Neuberger & Berman Growth, Neuberger & Berman Limited Maturity Bond and Neuberger & Berman Partners Subaccounts invest in the corresponding portfolios of the Neuberger & Berman Advisers Management Trust; the American Century VP Capital Appreciation (formerly the TCI Growth) Subaccount, invests in the corresponding portfolio of the American Century Variable Portfolios, Inc. (formerly, TCI Portfolios, Inc.); the Van Eck Worldwide Bond, Van Eck Worldwide Hard Assets (formerly Van Eck Gold and Natural Resources), Van Eck Worldwide Emerging Markets (formerly Van Eck Emerging Markets) and Van Eck Worldwide Real Estate Subaccounts invest in the corresponding portfolios of the Van Eck Worldwide Insurance Trust; and the Alger American Small Capitalization Subaccount invests in the corresponding portfolio of the Alger American Fund.

     Net premiums from in-force Policies are allocated to the Subaccounts in accordance with policyholder instructions and are recorded as variable life policy transactions in the statements of changes in net assets. Such amounts are used to provide money to pay benefits under the Policies (Note 4). The Separate Account's assets are the property of Providentmutual.

     Transfers between investment portfolios include transfers between the Subaccounts and the Guaranteed Account (not shown), which is part of Providentmutual's General Account.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the significant accounting policies followed by the Separate Account in the financial statements.

  Investment Valuation:

     Investment shares are valued at the net asset values of the respective Portfolios. Transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

  Realized Gains and Losses:

     Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

  Federal Income Taxes:

     The operations of the Separate Account are included in the Federal income tax return of Providentmutual. Under the provisions of the Policies, Providentmutual has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax.

  Estimates:

     The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported values of assets and liabilities and the reported amounts from operations and policy transactions during the period. Actual results could differ from those estimates.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS

     At December 31, 1998, the investments of the respective Subaccounts are as follows:
--------------------------------------------------------------------------------

                                                             SHARES       COST      MARKET VALUE
------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Portfolio........................................    150,261   $2,630,886   $2,827,916
  Money Market Portfolio..................................  4,355,548   $4,355,548   $4,355,548
  Bond Portfolio..........................................    116,530   $1,280,895   $1,307,466
  Managed Portfolio.......................................     36,717     $610,576     $649,153
  Aggressive Growth Portfolio.............................     83,808   $1,703,025   $1,836,242
  International Portfolio.................................    151,930   $2,038,389   $2,104,234
  All Pro Large Cap Growth Portfolio......................     21,064     $216,557     $247,925
  All Pro Large Cap Value Portfolio.......................     23,987     $216,215     $237,471
  All Pro Small Cap Growth Portfolio......................     28,319     $228,412     $277,529
  All Pro Small Cap Value Portfolio.......................     34,116     $258,842     $281,462
Variable Insurance Products Fund:
  Equity-Income Portfolio.................................    379,603   $8,571,757   $9,649,507
  Growth Portfolio........................................    252,276   $8,691,867  $11,319,649
  High Income Portfolio...................................    160,276   $2,007,174   $1,847,985
  Overseas Portfolio......................................    171,506   $3,317,858   $3,438,701
Variable Insurance Products Fund II:
  Asset Manager Portfolio.................................    126,593   $2,124,413   $2,298,935
  Index 500 Portfolio.....................................     87,469  $10,136,551  $12,355,027
  Investment Grade Bond Portfolio.........................     94,457   $1,168,606   $1,224,170
  Contrafund Portfolio....................................    224,508   $4,442,441   $5,486,967
Neuberger & Berman Advisers Management Trust:
  Balanced Portfolio......................................     34,956     $558,676     $571,175
  Growth Portfolio........................................     76,473   $1,978,199   $2,010,488
  Limited Maturity Bond Portfolio.........................     62,108     $852,943     $858,328
  Partners Portfolio......................................     12,903     $225,384     $244,247
American Century Variable Portfolios, Inc.:
  American Century VP Capital Appreciation Portfolio......     86,571     $832,523     $780,871
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Portfolio........................     56,296     $625,788     $691,312
  Van Eck Worldwide Hard Assets Portfolio.................     34,875     $458,415     $320,851
  Van Eck Worldwide Emerging Markets Portfolio............    125,015   $1,314,375     $890,107
  Van Eck Worldwide Real Estate Portfolio.................      7,696      $69,804      $73,425
Alger American Fund:
  Alger American Small Capitalization Portfolio...........     71,721   $2,989,520   $3,153,585

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

     During the years ended December 31, 1998, 1997 and 1996, transactions in investment shares were as follows:
--------------------------------------------------------------------------------

                                                                           MARKET STREET FUND, INC.
----------------------------------------------------------------------------------------------------------------------------
                                                          GROWTH PORTFOLIO                   MONEY MARKET PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
                                                     1998        1997       1996        1998          1997          1996
----------------------------------------------------------------------------------------------------------------------------
Shares purchased................................      73,135     50,220     22,000    10,866,458    11,393,078     2,343,055
Shares received from reinvestment of:
  Dividends.....................................       1,893      1,003        464       197,496        88,801        15,339
  Capital gain distributions....................      13,090      4,035        464
                                                  ----------   --------   --------   -----------   -----------   -----------
Total shares acquired...........................      88,118     55,258     22,928    11,063,954    11,481,879     2,358,394
Total shares redeemed...........................     (21,151)    (2,578)    (1,562)   (9,925,488)   (8,717,947)   (2,171,067)
                                                  ----------   --------   --------   -----------   -----------   -----------
Net increase in shares owned....................      66,967     52,680     21,366     1,138,466     2,763,932       187,327
Shares owned, beginning of year.................      83,294     30,614      9,248     3,217,082       453,150       265,823
                                                  ----------   --------   --------   -----------   -----------   -----------
Shares owned, end of year.......................     150,261     83,294     30,614     4,355,548     3,217,082       453,150
                                                  ==========   ========   ========   ===========   ===========   ===========
Cost of shares acquired.........................  $1,524,498   $986,013   $380,965   $11,063,954   $11,481,879   $ 2,358,394
                                                  ==========   ========   ========   ===========   ===========   ===========
Cost of shares redeemed.........................  $  341,507   $ 38,324   $ 21,332   $ 9,925,488   $ 8,717,947   $ 2,171,067
                                                  ==========   ========   ========   ===========   ===========   ===========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                               MARKET STREET FUND, INC.
--------------------------------------------------------------------------------------------------------------------------
                                                                    BOND PORTFOLIO                 MANAGED PORTFOLIO
--------------------------------------------------------------------------------------------------------------------------
                                                               1998       1997      1996       1998       1997      1996
--------------------------------------------------------------------------------------------------------------------------
Shares purchased...........................................    77,640     50,228     8,375     18,495     16,278     2,833
Shares received from reinvestment of:
  Dividends................................................     4,610      1,233       433        832        282       131
  Capital gain distributions...............................         8                           1,087         44       117
                                                             --------   --------   -------   --------   --------   -------
Total shares acquired......................................    82,258     51,461     8,808     20,414     16,604     3,081
Total shares redeemed......................................   (19,415)   (10,179)     (903)    (4,885)      (884)     (335)
                                                             --------   --------   -------   --------   --------   -------
Net increase in shares owned...............................    62,843     41,282     7,905     15,529     15,720     2,746
Shares owned, beginning of year............................    53,687     12,405     4,500     21,188      5,468     2,722
                                                             --------   --------   -------   --------   --------   -------
Shares owned, end of year..................................   116,530     53,687    12,405     36,717     21,188     5,468
                                                             ========   ========   =======   ========   ========   =======
Cost of shares acquired....................................  $908,607   $552,874   $93,373   $346,281   $268,677   $43,739
                                                             ========   ========   =======   ========   ========   =======
Cost of shares redeemed....................................  $204,339   $106,413   $ 8,795   $ 67,202   $ 10,599   $ 4,014
                                                             ========   ========   =======   ========   ========   =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                              MARKET STREET FUND, INC.
--------------------------------------------------------------------------------------------------------------------------
                                                            AGGRESSIVE GROWTH PORTFOLIO        INTERNATIONAL PORTFOLIO
--------------------------------------------------------------------------------------------------------------------------
                                                             1998       1997       1996       1998       1997       1996
--------------------------------------------------------------------------------------------------------------------------
Shares purchased.........................................    31,265     38,091     17,269     56,397     64,862     26,818
Shares received from reinvestment of:
  Dividends..............................................       508        247        105        813        306         95
  Capital gain distributions.............................     4,846         49      1,071      7,315      2,397        390
                                                           --------   --------   --------   --------   --------   --------
Total shares acquired....................................    36,619     38,387     18,445     64,525     67,565     27,303
Total shares redeemed....................................    (9,961)    (6,756)    (1,615)   (10,722)    (3,015)    (1,383)
                                                           --------   --------   --------   --------   --------   --------
Net increase in shares owned.............................    26,658     31,631     16,830     53,803     64,550     25,920
Shares owned, beginning of year..........................    57,150     25,519      8,689     98,127     33,577      7,657
                                                           --------   --------   --------   --------   --------   --------
Shares owned, end of year................................    83,808     57,150     25,519    151,930     98,127     33,577
                                                           ========   ========   ========   ========   ========   ========
Cost of shares acquired..................................  $753,159   $796,588   $310,897   $866,730   $916,201   $348,283
                                                           ========   ========   ========   ========   ========   ========
Cost of shares redeemed..................................  $163,105   $113,966   $ 25,216   $134,336   $ 36,245   $ 15,164
                                                           ========   ========   ========   ========   ========   ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                          MARKET STREET FUND, INC.
---------------------------------------------------------------------------------------------------------------
                                                               ALL PRO      ALL PRO      ALL PRO      ALL PRO
                                                                LARGE        LARGE        SMALL        SMALL
                                                                 CAP          CAP          CAP          CAP
                                                                GROWTH       VALUE        GROWTH       VALUE
                                                              PORTFOLIO    PORTFOLIO    PORTFOLIO    PORTFOLIO
---------------------------------------------------------------------------------------------------------------
                                                                 1998         1998         1998         1998
---------------------------------------------------------------------------------------------------------------
Shares purchased............................................     24,150       28,950       32,753       43,816
Shares received from reinvestment of:
  Dividends.................................................
  Capital gain distributions................................
                                                               --------     --------     --------     --------
Total shares acquired.......................................     24,150       28,950       32,753       43,816
Total shares redeemed.......................................     (3,086)      (4,963)      (4,434)      (9,700)
                                                               --------     --------     --------     --------
Net increase in shares owned................................     21,064       23,987       28,319       34,116
Shares owned, beginning of year.............................
                                                               --------     --------     --------     --------
Shares owned, end of year...................................     21,064       23,987       28,319       34,116
                                                               ========     ========     ========     ========
Cost of shares acquired.....................................   $248,497     $265,246     $272,699     $340,167
                                                               ========     ========     ========     ========
Cost of shares redeemed.....................................   $ 31,940     $ 49,031     $ 44,287     $ 81,325
                                                               ========     ========     ========     ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                       VARIABLE INSURANCE PRODUCTS FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                        EQUITY-INCOME PORTFOLIO                    GROWTH PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                     1998         1997         1996         1998         1997         1996
-----------------------------------------------------------------------------------------------------------------------------
Shares purchased................................     153,199      135,989       72,214       94,179       76,083       53,882
Shares received from reinvestment of:
  Dividends.....................................       3,495        1,879           42          887          536           73
  Capital gain distributions....................      12,437        9,447        1,207       23,197        2,400        1,829
                                                  ----------   ----------   ----------   ----------   ----------   ----------
Total shares acquired...........................     169,131      147,315       73,463      118,263       79,019       55,784
Total shares redeemed...........................     (18,079)     (12,497)      (3,904)     (15,647)      (4,951)      (1,951)
                                                  ----------   ----------   ----------   ----------   ----------   ----------
Net increase in shares owned....................     151,052      134,818       69,559      102,616       74,068       53,833
Shares owned, beginning of year.................     228,551       93,733       24,174      149,660       75,592       21,759
                                                  ----------   ----------   ----------   ----------   ----------   ----------
Shares owned, end of year.......................     379,603      228,551       93,733      252,276      149,660       75,592
                                                  ==========   ==========   ==========   ==========   ==========   ==========
Cost of shares acquired.........................  $4,057,867   $3,254,127   $1,456,815   $4,350,414   $2,711,400   $1,652,672
                                                  ==========   ==========   ==========   ==========   ==========   ==========
Cost of shares redeemed.........................  $  345,627   $  225,789   $   64,479   $  460,966   $  142,538   $   44,454
                                                  ==========   ==========   ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                         VARIABLE INSURANCE PRODUCTS FUND
----------------------------------------------------------------------------------------------------------------------------
                                                            HIGH INCOME PORTFOLIO                 OVERSEAS PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
                                                          1998        1997       1996        1998         1997        1996
----------------------------------------------------------------------------------------------------------------------------
Shares purchased.....................................      69,235     69,137     17,623       81,679       70,577     18,466
Shares received from reinvestment of:
  Dividends..........................................       7,523      2,488      1,213        2,130          605        157
  Capital gain distributions.........................       4,781        307        237        6,278        2,403        171
                                                       ----------   --------   --------   ----------   ----------   --------
Total shares acquired................................      81,539     71,932     19,073       90,087       73,585     18,794
Total shares redeemed................................     (13,926)    (9,180)    (1,259)     (14,199)      (7,953)    (1,282)
                                                       ----------   --------   --------   ----------   ----------   --------
Net increase in shares owned.........................      67,613     62,752     17,814       75,888       65,632     17,512
Shares owned, beginning of year......................      92,663     29,911     12,097       95,618       29,986     12,474
                                                       ----------   --------   --------   ----------   ----------   --------
Shares owned, end of year............................     160,276     92,663     29,911      171,506       95,618     29,986
                                                       ==========   ========   ========   ==========   ==========   ========
Cost of shares acquired..............................  $1,006,130   $916,751   $229,442   $1,741,880   $1,433,652   $334,188
                                                       ==========   ========   ========   ==========   ==========   ========
Cost of shares redeemed..............................  $  165,121   $107,593   $ 13,691   $  247,122   $  131,357   $ 19,258
                                                       ==========   ========   ========   ==========   ==========   ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                       VARIABLE INSURANCE PRODUCTS FUND II
----------------------------------------------------------------------------------------------------------------------------
                                                         ASSET MANAGER PORTFOLIO                INDEX 500 PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
                                                        1998        1997       1996        1998         1997         1996
----------------------------------------------------------------------------------------------------------------------------
Shares purchased...................................      63,645     23,488     40,738       53,123       28,249       15,023
Shares received from reinvestment of:
  Dividends........................................       2,657      1,757        303          555          204           35
  Capital gain distributions.......................       7,972      4,410        251        1,285          414           91
                                                     ----------   --------   --------   ----------   ----------   ----------
Total shares acquired..............................      74,274     29,655     41,292       54,963       28,867       15,149
Total shares redeemed..............................     (17,480)    (3,629)    (2,068)     (10,643)      (2,318)      (1,457)
                                                     ----------   --------   --------   ----------   ----------   ----------
Net increase in shares owned.......................      56,794     26,026     39,224       44,320       26,549       13,692
Shares owned, beginning of year....................      69,799     43,773      4,549       43,149       16,600        2,908
                                                     ----------   --------   --------   ----------   ----------   ----------
Shares owned, end of year..........................     126,593     69,799     43,773       87,469       43,149       16,600
                                                     ==========   ========   ========   ==========   ==========   ==========
Cost of shares acquired............................  $1,257,524   $494,496   $660,528   $6,814,303   $2,998,568   $1,241,314
                                                     ==========   ========   ========   ==========   ==========   ==========
Cost of shares redeemed............................  $  269,912   $ 55,987   $ 28,726   $  851,382   $  173,873   $   95,888
                                                     ==========   ========   ========   ==========   ==========   ==========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                        VARIABLE INSURANCE PRODUCTS FUND II
----------------------------------------------------------------------------------------------------------------------------
                                                              INVESTMENT GRADE                       CONTRAFUND
                                                               BOND PORTFOLIO                        PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
                                                         1998       1997       1996        1998         1997         1996
----------------------------------------------------------------------------------------------------------------------------
Shares purchased.....................................    43,614     43,904      8,553      123,430       95,855       17,029
Shares received from reinvestment of:
  Dividends..........................................     2,904        866        288          817          175
  Capital gain distributions.........................       344                              6,008          464
                                                       --------   --------   --------   ----------   ----------   ----------
Total shares acquired................................    46,862     44,770      8,841      130,255       96,494       17,029
Total shares redeemed................................    (4,535)    (5,346)      (977)     (12,392)      (6,090)        (788)
                                                       --------   --------   --------   ----------   ----------   ----------
Net increase in shares owned.........................    42,327     39,424      7,864      117,863       90,404       16,241
Shares owned, beginning of year......................    52,130     12,706      4,842      106,645       16,241
                                                       --------   --------   --------   ----------   ----------   ----------
Shares owned, end of year............................    94,457     52,130     12,706      224,508      106,645       16,241
                                                       ========   ========   ========   ==========   ==========   ==========
Cost of shares acquired..............................  $586,720   $548,044   $104,740   $2,721,969   $1,758,817   $  265,037
                                                       ========   ========   ========   ==========   ==========   ==========
Cost of shares redeemed..............................  $ 52,856   $ 62,960   $ 10,930   $  201,903   $   89,872   $   11,607
                                                       ========   ========   ========   ==========   ==========   ==========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                    NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST
---------------------------------------------------------------------------------------------------------------------------
                                                                BALANCED PORTFOLIO                 GROWTH PORTFOLIO
---------------------------------------------------------------------------------------------------------------------------
                                                            1998       1997       1996        1998        1997       1996
---------------------------------------------------------------------------------------------------------------------------
Shares purchased........................................    19,377     11,617      6,369       29,928     19,122     12,912
Shares received from reinvestment of:
  Dividends.............................................       673        207        119                                  4
  Capital gain distributions............................     4,722        531        665       14,622      1,969        855
                                                          --------   --------   --------   ----------   --------   --------
Total shares acquired...................................    24,772     12,355      7,153       44,550     21,091     13,771
Total shares redeemed...................................   (10,237)    (2,292)      (841)      (7,932)    (2,132)    (1,157)
                                                          --------   --------   --------   ----------   --------   --------
Net increase in shares owned............................    14,535     10,063      6,312       36,618     18,959     12,614
Shares owned, beginning of year.........................    20,421     10,358      4,046       39,855     20,896      8,282
                                                          --------   --------   --------   ----------   --------   --------
Shares owned, end of year...............................    34,956     20,421     10,358       76,473     39,855     20,896
                                                          ========   ========   ========   ==========   ========   ========
Cost of shares acquired.................................  $390,678   $202,808   $110,480   $1,104,028   $605,607   $342,933
                                                          ========   ========   ========   ==========   ========   ========
Cost of shares redeemed.................................  $161,415   $ 36,890   $ 12,315   $  204,994   $ 53,645   $ 24,218
                                                          ========   ========   ========   ==========   ========   ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                     NEUBERGER & BERMAN ADVISERS
                                                                          MANAGEMENT TRUST
-------------------------------------------------------------------------------------------------------
                                                                    LIMITED MATURITY          PARTNERS
                                                                     BOND PORTFOLIO           PORTFOLIO
-------------------------------------------------------------------------------------------------------
                                                                1998       1997      1996       1998
-------------------------------------------------------------------------------------------------------
Shares purchased............................................    30,075     34,180     1,441     13,985
Shares received from reinvestment of:
  Dividends.................................................     2,621        290       219
  Capital gain distributions................................
                                                              --------   --------   -------   --------
Total shares acquired.......................................    32,696     34,470     1,660     13,985
Total shares redeemed.......................................    (8,006)      (592)     (319)    (1,082)
                                                              --------   --------   -------   --------
Net increase in shares owned................................    24,690     33,878     1,341     12,903
Shares owned, beginning of year.............................    37,418      3,540     2,199
                                                              --------   --------   -------   --------
Shares owned, end of year...................................    62,108     37,418     3,540     12,903
                                                              ========   ========   =======   ========
Cost of shares acquired.....................................  $447,958   $473,413   $22,893   $247,264
                                                              ========   ========   =======   ========
Cost of shares redeemed.....................................  $109,568   $  8,393   $ 4,518   $ 21,880
                                                              ========   ========   =======   ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                     AMERICAN CENTURY
                                                                VARIABLE PORTFOLIOS, INC.
--------------------------------------------------------------------------------------------
                                                                   AMERICAN CENTURY VP
                                                              CAPITAL APPRECIATION PORTFOLIO
--------------------------------------------------------------------------------------------
                                                                1998       1997       1996
--------------------------------------------------------------------------------------------
Shares purchased............................................    33,759     35,982     20,034
Shares received from reinvestment of:
  Dividends.................................................
  Capital gain distributions................................     3,550      1,032      2,166
                                                              --------   --------   --------
Total shares acquired.......................................    37,309     37,014     22,200
Total shares redeemed.......................................   (14,532)    (7,362)    (3,025)
                                                              --------   --------   --------
Net increase in shares owned................................    22,777     29,652     19,175
Shares owned, beginning of year.............................    63,794     34,142     14,967
                                                              --------   --------   --------
Shares owned, end of year...................................    86,571     63,794     34,142
                                                              ========   ========   ========
Cost of shares acquired.....................................  $343,650   $360,144   $239,141
                                                              ========   ========   ========
Cost of shares redeemed.....................................  $165,478   $ 89,378   $ 28,624
                                                              ========   ========   ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                          VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------------
                                                                  VAN ECK WORLDWIDE               VAN ECK WORLDWIDE
                                                                   BOND PORTFOLIO               HARD ASSETS PORTFOLIO
--------------------------------------------------------------------------------------------------------------------------
                                                              1998       1997      1996       1998       1997       1996
--------------------------------------------------------------------------------------------------------------------------
Shares purchased..........................................    36,665     23,946     4,129     17,397     19,029      6,863
Shares received from reinvestment of:
  Dividends...............................................       302        329       174        154        263         35
  Capital gain distributions..............................                                     3,792        194         35
                                                            --------   --------   -------   --------   --------   --------
Total shares acquired.....................................    36,967     24,275     4,303     21,343     19,486      6,933
Total shares redeemed.....................................    (6,583)    (7,242)     (406)    (9,549)    (5,349)      (638)
                                                            --------   --------   -------   --------   --------   --------
Net increase in shares owned..............................    30,384     17,033     3,897     11,794     14,137      6,295
Shares owned, beginning of year...........................    25,912      8,879     4,982     23,081      8,944      2,649
                                                            --------   --------   -------   --------   --------   --------
Shares owned, end of year.................................    56,296     25,912     8,879     34,875     23,081      8,944
                                                            ========   ========   =======   ========   ========   ========
Cost of shares acquired...................................  $419,483   $258,716   $46,831   $243,416   $309,179   $112,234
                                                            ========   ========   =======   ========   ========   ========
Cost of shares redeemed...................................  $ 70,575   $ 78,063   $ 4,185   $151,785   $ 79,846   $  7,609
                                                            ========   ========   =======   ========   ========   ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                   VAN ECK WORLDWIDE INSURANCE TRUST
---------------------------------------------------------------------------------------------------------
                                                                                                VAN ECK
                                                                                               WORLDWIDE
                                                                    VAN ECK WORLDWIDE         REAL ESTATE
                                                               EMERGING MARKETS PORTFOLIO      PORTFOLIO
---------------------------------------------------------------------------------------------------------
                                                                1998       1997      1996        1998
---------------------------------------------------------------------------------------------------------
Shares purchased............................................    75,726     58,300     6,457      11,645
Shares received from reinvestment of:
  Dividends.................................................       605         30        11
  Capital gain distributions................................       538
                                                              --------   --------   -------    --------
Total shares acquired.......................................    76,869     58,330     6,468      11,645
Total shares redeemed.......................................   (12,629)    (3,821)     (202)     (3,949)
                                                              --------   --------   -------    --------
Net increase in shares owned................................    64,240     54,509     6,266       7,696
Shares owned, beginning of year.............................    60,775      6,266
                                                              --------   --------   -------    --------
Shares owned, end of year...................................   125,015     60,775     6,266       7,696
                                                              ========   ========   =======    ========
Cost of shares acquired.....................................  $649,297   $804,526   $75,703    $110,595
                                                              ========   ========   =======    ========
Cost of shares redeemed.....................................  $169,434   $ 43,501   $ 2,216    $ 40,791
                                                              ========   ========   =======    ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                     ALGER AMERICAN FUND
------------------------------------------------------------------------------------------------
                                                                        ALGER AMERICAN
                                                                     SMALL CAPITALIZATION
                                                                          PORTFOLIO
------------------------------------------------------------------------------------------------
                                                                 1998         1997        1996
------------------------------------------------------------------------------------------------
Shares purchased............................................      37,591       26,913      9,023
Shares received from reinvestment of:
  Dividends.................................................
  Capital gain distributions................................       7,022          790
                                                              ----------   ----------   --------
Total shares acquired.......................................      44,613       27,703      9,023
Total shares redeemed.......................................      (6,305)      (3,263)       (50)
                                                              ----------   ----------   --------
Net increase in shares owned................................      38,308       24,440      8,973
Shares owned, beginning of year.............................      33,413        8,973
                                                              ----------   ----------   --------
Shares owned, end of year...................................      71,721       33,413      8,973
                                                              ==========   ==========   ========
Cost of shares acquired.....................................  $1,870,715   $1,143,613   $373,537
                                                              ==========   ==========   ========
Cost of shares redeemed.....................................  $  260,872   $  135,282   $  2,191
                                                              ==========   ==========   ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

4. RELATED PARTY TRANSACTIONS

     Providentmutual makes certain deductions from premiums before amounts are allocated to each Subaccount selected by the policyholder. The deductions may include (1) state premium taxes, (2) sales charges and (3) Federal tax charges. Premiums adjusted for these deductions are recorded as net premiums in the statement of changes in net assets. See original policy documents for specific charges assessed.

     In addition to the aforementioned charges, a daily charge will be deducted from the Separate Account for mortality and expense risks assumed by Providentmutual. The charge is deducted at an annual rate of 0.65% of the average daily net assets of the Separate Account. This charge may be increased, but in no event will it be greater than 0.90% of the average daily net assets of the Separate Account.

     The Separate Account is also charged monthly by Providentmutual for the cost of insurance protection. The amount of the charge is computed based upon the amount of insurance provided during the year and the insured's attained age. Additional monthly deductions may be made for (1) administrative charges, (2) minimum death benefit charges, (3) first year policy charges and (4) supplementary charges. See original policy documents for additional monthly charges. These charges are included in the statements of changes in net assets.

     During any given policy year, the first four transfers by a policyholder of amounts in the Subaccounts are free of charge. A fee of $25 is assessed for each additional transfer. No transfer fees were incurred during the years ended December 31, 1998, 1997 and 1996.

     The Policies provide for an initial free-look period. If a policy is cancelled within certain time constraints, the policyholder will receive a refund equal to the policy account value plus certain deductions made under the policy. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the policy and will not reflect investment experience.

     If a policy is surrendered or lapses within the first ten policy years, a contingent deferred sales load charge and/or contingent deferred administrative charge are assessed. A deferred sales charge will be imposed if a policy is surrendered or lapses at any time within ten years after the effective date of an increase in face amount. A portion of the deferred sales charge will be deducted if the related increment of face amount is decreased within ten years after such increase took effect. These charges are assessed if a flexible premium adjustable survivorship policy is surrendered before the fifteenth policy year. These charges are recorded as administrative charges in the statements of changes in net assets.

                     [This Page Intentionally Left Blank.]

                                PROVIDENTMUTUAL
                            LIFE AND ANNUITY COMPANY
                                   OF AMERICA
     (A WHOLLY-OWNED SUBSIDIARY OF PROVIDENT MUTUAL LIFE INSURANCE COMPANY)

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Providentmutual Life and Annuity
Company of America

     In our opinion, the accompanying statements of financial condition and the related statements of operations, equity, and cash flows present fairly, in all material respects, the financial position of Providentmutual Life and Annuity Company of America (a wholly-owned stock life insurance subsidiary of Provident Mutual Life Insurance Company), at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
February 5, 1999

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                       STATEMENTS OF FINANCIAL CONDITION
                                 (IN THOUSANDS)

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
ASSETS
Investments:
  Fixed maturities:
     Available for sale, at market (cost: 1998 -- $352,107;
       1997 -- $311,637)....................................  $  359,442    $  320,363
     Held to maturity, at amortized cost (market:
      1998 -- $57,419; 1997 -- $65,305).....................      54,671        62,753
  Equity securities, at market (cost: 1998 -- $1,278;
     1997 -- $1,714)........................................       1,360         1,776
  Mortgage loans............................................      58,907        46,871
  Real estate...............................................         484         2,494
  Policy loans and premium notes............................       8,454         6,725
  Other invested assets.....................................          88           302
  Short-term investments....................................       7,151           552
                                                              ----------    ----------
          Total investments.................................     490,557       441,836
                                                              ----------    ----------
Cash........................................................       3,107         1,063
Investment income due and accrued...........................       7,304         7,046
Deferred policy acquisition costs...........................     104,913        83,291
Reinsurance recoverable.....................................       3,054        74,674
Separate account assets.....................................     880,417       627,081
Other assets................................................       1,312         1,342
                                                              ----------    ----------
          Total assets......................................  $1,490,664    $1,236,333
                                                              ==========    ==========
LIABILITIES
Policy liabilities:
  Future policyholder benefits..............................  $  510,560    $  516,591
  Other policy obligations..................................       8,246         8,147
                                                              ----------    ----------
          Total policy liabilities..........................     518,806       524,738
                                                              ----------    ----------
Payable to parent...........................................          --         1,837
Federal income taxes payable:
  Current...................................................       6,281         3,928
  Deferred..................................................       2,474         2,363
Separate account liabilities................................     877,713       624,872
Other liabilities...........................................       8,124         8,506
                                                              ----------    ----------
          Total liabilities.................................   1,413,398     1,166,244
                                                              ----------    ----------
COMMITMENTS AND CONTINGENCIES -- NOTE 9
EQUITY
Common stock, $10 par value; authorized 500,000 shares;
  issued and outstanding 250,000 shares.....................       2,500         2,500
Contributed capital in excess of par........................      44,165        44,165
Retained earnings...........................................      28,346        20,565
Accumulated other comprehensive income:
  Net unrealized appreciation on securities.................       2,255         2,859
                                                              ----------    ----------
          Total equity......................................      77,266        70,089
                                                              ----------    ----------
          Total liabilities and equity......................  $1,490,664    $1,236,333
                                                              ==========    ==========

                See accompanying notes to financial statements.

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1998       1997       1996
                                                              -------    -------    -------
REVENUES
Premiums....................................................  $13,269    $13,904    $13,541
Policy and contract charges.................................   18,239     11,729      6,068
Net investment income.......................................   35,262     32,314     32,213
Other income................................................    2,705      4,815      2,994
Net realized gains on investments...........................    2,010         69        112
                                                              -------    -------    -------
          Total revenues....................................   71,485     62,831     54,928
                                                              -------    -------    -------
BENEFITS AND EXPENSES
Policy and contract benefits................................   13,884     15,606     12,861
Change in future policyholder benefits......................   24,791     19,254     24,092
Commissions and operating expenses..........................   19,859     15,271      8,564
Policyholder dividends......................................      958        773        541
                                                              -------    -------    -------
          Total benefits and expenses.......................   59,492     50,904     46,058
                                                              -------    -------    -------
          Income before income taxes........................   11,993     11,927      8,870
Income tax expense:
  Current...................................................    3,776      2,470      2,612
  Deferred..................................................      436      1,979        988
                                                              -------    -------    -------
          Total income tax expense..........................    4,212      4,449      3,600
                                                              -------    -------    -------
          Net income........................................  $ 7,781    $ 7,478    $ 5,270
                                                              =======    =======    =======

                See accompanying notes to financial statements.

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                              STATEMENTS OF EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                            CONTRIBUTED                     NET
                                        COMMON                CAPITAL                   UNREALIZED
                                        STOCK     COMMON     IN EXCESS     RETAINED    APPRECIATION      TOTAL
                                        SHARES    STOCK       OF PAR       EARNINGS    ON SECURITIES    EQUITY
                                        ------    ------    -----------    --------    -------------    -------
BALANCE AT JANUARY 1, 1996............  2,500     $2,500      $29,665      $ 7,817        $ 2,754       $42,736
                                                                                                        -------
Comprehensive income
Net income............................     --        --            --        5,270             --         5,270
  Other comprehensive income, net of
    tax:
    Change in unrealized
      appreciation....................     --        --            --           --         (1,857)       (1,857)
                                                                                                        -------
Total comprehensive income............                                                                    3,413
  Capital contribution from parent....     --        --         8,000           --             --         8,000
                                        -----     ------      -------      -------        -------       -------
BALANCE AT DECEMBER 31, 1996..........  2,500     2,500        37,665       13,087            897        54,149
                                                                                                        -------
Comprehensive income
Net income............................     --        --            --        7,478             --         7,478
  Other comprehensive income, net of
    tax:
    Change in unrealized
      appreciation....................     --        --            --           --          1,962         1,962
                                                                                                        -------
Total comprehensive income............                                                                    9,440
  Capital contribution from parent....     --        --         6,500           --             --         6,500
                                        -----     ------      -------      -------        -------       -------
BALANCE AT DECEMBER 31, 1997..........  2,500     2,500        44,165       20,565          2,859        70,089
                                                                                                        -------
Comprehensive income
Net income............................     --        --            --        7,781             --         7,781
  Other comprehensive income, net of
    tax:
    Change in unrealized
      appreciation....................     --        --            --           --           (604)         (604)
                                                                                                        -------
Total comprehensive income............                                                                    7,177
                                        -----     ------      -------      -------        -------       -------
BALANCE AT DECEMBER 31, 1998..........  2,500     $2,500      $44,165      $28,346        $ 2,255       $77,266
                                        =====     ======      =======      =======        =======       =======

                See accompanying notes to financial statements.

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEARS ENDED DECEMBER 31,
                                                              -----------------------------------
                                                                1998         1997         1996
                                                              ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $   7,781    $   7,478    $   5,270
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Interest credited to variable universal life and
    investment products.....................................     21,927       15,076       19,684
  Amortization of deferred policy acquisition costs.........     14,804        9,445        5,433
  Capitalization of deferred policy acquisition costs.......    (35,985)     (31,404)     (25,182)
  Deferred Federal income taxes.............................        436        1,979          988
  Depreciation, amortization and accretion..................        372          625          798
  Net realized gains on investments.........................     (2,010)         (69)        (112)
  Change in investment income due and accrued...............       (258)        (437)          66
  Change in reinsurance recoverable.........................     71,620        5,672          772
  Change in policy liabilities and other policyholder
    funds...................................................    (77,582)     (12,255)      (2,124)
  Change in other liabilities...............................       (382)         431         (210)
  Change in current Federal income taxes payable............      2,353         (809)        (928)
  Other, net................................................     (2,236)      (2,676)       3,756
                                                              ---------    ---------    ---------
    Net cash provided by (used in) operating activities.....        840       (6,944)       8,211
                                                              ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of investments:
  Available for sale securities.............................     21,681       21,382        6,956
  Equity securities.........................................        370          100          200
  Real estate...............................................      5,324          772           --
  Other invested assets.....................................        248          333          158
Proceeds from maturities of investments:
  Held to maturity securities...............................     10,128       19,184       17,323
  Available for sale securities.............................     56,894       28,439       21,467
  Mortgage loans............................................      4,436        2,599        7,873
Purchases of investments:
  Held to maturity securities...............................     (2,000)      (2,029)     (15,887)
  Available for sale securities.............................   (119,639)     (72,520)     (38,542)
  Equity securities.........................................       (207)        (609)        (157)
  Mortgage loans............................................    (17,166)      (7,179)     (11,342)
  Real estate...............................................       (195)         (99)         (36)
  Other invested assets.....................................         --         (302)          --
Contributions of separate account seed money................       (330)          --         (335)
Withdrawals of separate account seed money..................        265           --           --
Policy loans and premium notes, net.........................     (1,729)        (373)        (906)
Net (purchases) sales of short-term investments.............     (6,599)       7,901        4,203
                                                              ---------    ---------    ---------
    Net cash used in investing activities...................    (48,519)      (2,401)      (9,025)
                                                              ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Variable universal life and investment product deposits.....    302,071      232,307      185,984
Variable universal life and investment product
  withdrawals...............................................   (252,348)    (228,871)    (192,698)
Capital contribution from parent............................         --        6,500        8,000
                                                              ---------    ---------    ---------
    Net cash provided by financing activities...............     49,723        9,936        1,286
                                                              ---------    ---------    ---------
    Net change in cash......................................      2,044          591          472
Cash, beginning of year.....................................      1,063          472           --
                                                              ---------    ---------    ---------
Cash, end of year...........................................  $   3,107    $   1,063    $     472
                                                              =========    =========    =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for income taxes................  $   1,434    $   3,280    $   3,540
                                                              =========    =========    =========
  Foreclosure of mortgage loans.............................  $     500    $      --    $      --
                                                              =========    =========    =========

                See accompanying notes to financial statements.

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     Providentmutual Life and Annuity Company of America (the Company) is a stock life insurance company and a wholly-owned subsidiary of Provident Mutual Life Insurance Company (Provident Mutual).

     On October 13, 1998, the Board of Directors of Provident Mutual unanimously approved and adopted a Plan of Conversion (Plan) to reorganize Provident Mutual Life Insurance Company, utilizing a mutual holding company structure. The Plan amended and replaced the proposed plan of conversion adopted January 5, 1998. The Plan would result in Provident Mutual converting to a stock life insurance company and being renamed Provfirst America Life Insurance Company (Provfirst America). Provfirst America will have a newly created parent company, Provfirst America Corporation, a stock holding company. Additionally, Provfirst America Corporation will have a newly created parent company, Provident Mutual Holding Company, a mutual holding company. The Company will be renamed Provfirst America Life and Annuity Company.

     The Insurance Department of the Commonwealth of Pennsylvania reviewed the Plan and rendered its Decision and Order approving the Plan, subject to certain conditions, on November 6, 1998.

     The Plan requires the approval of at least two-thirds of the votes cast by voting policyholders. A Special Meeting of policyholders to consider and vote upon the Plan has been scheduled for February 9, 1999.

     The Company sells life and annuity products principally through a personal producing general agency (PPGA) and brokerage sales force. The Company is licensed to operate in 48 states, which are responsible for product regulation. Sales in 16 states accounted for 78% of the Company's sales for the year ended December 31, 1998. For many of the life and annuity products, the insurance departments of the states in which the Company conducts business must approve products and policy forms in advance of sales. In addition, benefits are determined by statutes and regulations in each of these states.

BASIS OF PRESENTATION

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles (GAAP). Certain prior year amounts have been reclassified to conform with the current year presentation.

     The Company prepares financial statements for filing with regulatory authorities in conformity with the accounting practices prescribed or permitted by the Insurance Department of the State of Delaware (SAP). Practices under SAP vary from GAAP primarily with respect to the initial deferral of acquisition costs, the valuation of policy reserves, the accounting for deferred taxes, the elimination of statutory asset valuation and interest maintenance reserves and the establishment of investment valuation allowances.

     Amounts disclosed in the footnotes are denoted in thousands of dollars.

     Statutory net income was $1,702, $1,792 and $1,448 for the years ended December 31, 1998, 1997 and 1996, respectively. Statutory surplus was $44,730 and $47,225 as of December 31, 1998 and 1997, respectively.

     The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the report values of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

     The Company is subject to interest rate risk to the extent its investment portfolio cash flows are not matched to its insurance liabilities. Management believes it manages this risk through modeling of the cash flows under reasonable scenarios.

INVESTED ASSETS

     Fixed maturity securities (bonds) which may be sold are designated as "available for sale" and are reported at market value. Unrealized appreciation/depreciation on these securities is recorded directly in equity, net of related Federal income taxes and amortization of deferred policy acquisition costs. Fixed maturity securities that the Company has the intent and ability to hold to maturity are designated as "held to maturity" and are reported at amortized cost.

     Equity securities (common and preferred stocks) are reported at market value. Unrealized appreciation/depreciation on these securities is recorded directly in equity, net of related Federal income taxes and amortization of deferred policy acquisition costs.

     Fixed maturity and equity securities that have experienced an other than temporary decline in value are written down to fair value by a charge to realized losses. This fair value becomes the new cost basis of the particular security.

     Mortgage loans are carried at unpaid principal balances, less impairment reserves. For mortgage loans considered impaired, a specific reserve is established. A general reserve is also established for probable losses arising from the portfolio but not attributable to specific loans. Mortgage loans are considered impaired when it is probable that the Company will be unable to collect amounts due according to the contractual terms of the loan agreement. Upon impairment, a reserve is established for the difference between the unpaid principal of the mortgage loan and its fair value. Fair value is based on either the present value of expected future cash flows discounted at the mortgage loan's effective interest rate or the fair value of the underlying collateral. Changes in the reserve are charged to realized capital losses. Reserves totaled $1,064 and $1,170 at December 31, 1998 and 1997, respectively.

     Policy loans are reported at unpaid principal balances.

     Real estate is carried at lower of cost or fair value less accumulated depreciation from the date of foreclosure. The straight-line method of depreciation is used for real estate.

     Other invested assets consist of limited partnerships carried at the lower of cost or market value.

     Cash includes demand deposits and cash on hand.

     Short-term investments include money market funds, certificates of deposit and short-term investments whose maturities at the time of acquisition were one year or less. These investments are carried at amortized cost, which approximates fair market value.

     It is the Company's policy to use derivatives (exchange-traded or over-the-counter financial instruments whose value is based upon or derived from a specific underlying index or commodity) for the purpose of reducing exposure to interest rate fluctuations, but not for income generation or speculative purposes. Derivatives utilized by the Company are long and short positions on United States Treasury notes and bond futures and certain interest rate swaps.

     The net interest effect of futures transactions is settled on a daily basis. Cash paid or received is recorded daily, along with a receivable/payable, to settle the futures contract prior to the contract termination. The receivable/payable is carried until the contract is terminated and the remaining balance is included in either net investment income or realized gain or loss. Upon termination of a futures contract that is identified to a specific security, any gain or loss is deferred and amortized to net investment income over the expected remaining life of the hedged security. If the futures contract is not identified to a specific security, any gain or loss on termination is reported as a realized gain or loss.

     Interest rate swaps are settled on the contract date. Cash paid or received is reported as an adjustment to net investment income.

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recorded at fair value in the statement of financial condition as either assets or liabilities. The accounting for changes in the fair value of a derivative depends on its intended use and its resulting designation. This Statement is effective for fiscal years beginning after June 15, 1999. The Company is currently reviewing this

Statement and has not yet determined its impact on the financial statements.

     In December 1997, the American Institute of Certified Public Accountants issued Statement of Position No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." The adoption of this statement, which is effective for fiscal years beginning after December 15, 1998, is not expected to have a material effect on the Company's financial statements.

BENEFIT RESERVES AND POLICYHOLDER CONTRACT DEPOSITS

Traditional Life Insurance Products

     Traditional life insurance products include those contracts with fixed and guaranteed premiums and benefits, and consist principally of whole life and term insurance policies, limited-payment life insurance policies and certain annuities with life contingencies. Most traditional life insurance policies are participating. In addition to guaranteeing benefits, they pay dividends, as declared annually by the Company based on its experience. Reserves on traditional life insurance products are calculated by using the net level premium method. For participating traditional life insurance policies, reserve assumptions are based on mortality rates consistent with those underlying the cash values and investment rates consistent with the Company's dividend practices. For most policies, reserves are based on the 1958 or 1980 Commissioners' Standard Ordinary (CSO) mortality table at interest rates ranging from 2.5% to 5.0%.

Variable Life and Investment-Type Products

     Variable life products are all flexible premium variable universal life. Investment-type products consist primarily of single premium and flexible premium annuity contracts.

     Benefit reserves and policyholder contract deposits on these products are determined following the retrospective deposit method and consist of policy values that accrue to the benefit of the policyholder, before deduction of surrender charges.

PREMIUMS, CHARGES AND BENEFITS

Traditional Life Insurance

     Premiums for individual life policies are recognized when due.

     Benefit claims (including an estimated provision for claims incurred but not reported), benefit reserve changes, and expenses (except those deferred) are charged to income as incurred.

Variable Life and Investment-Type Products

     Revenues for variable life and investment-type products consist of policy charges for the cost of insurance, policy initiation, administration and surrenders during the period. Premiums received and the accumulated value portion of benefits paid are excluded from the amounts reported in the statements of operations. Expenses include interest credited to policy account balances and benefit payments made in excess of policy account balances. Many of these policies are variable life or variable annuity policies, in which investment performance credited to the account balance is based on the investment performance of separate accounts chosen by the policyholder. For other account balances, credited interest rates ranged from 3.47% to 7.5% in 1998.

Deferred Policy Acquisition Costs

     The costs that vary with and are directly related to the production of new business, have been deferred to the extent deemed recoverable. Such costs include commissions and certain costs of underwriting, policy issue and marketing.

     Deferred policy acquisition costs on traditional participating life insurance policies are amortized in proportion to the present value of expected gross margins. Gross margins include margins from mortality, investments and expenses, net of policyholder dividends. Expected gross margins are redetermined regularly, based on actual experience and current assumptions of mortality, persistency, expenses, and investment experience. The average investment yield, before realized capital gains and losses, in the calculation of expected gross margins was 8.25% for 1998, 8.0% for 1997 and 8.46% for 1996.

     Deferred policy acquisition costs for variable life and investment-type products are amortized in relation to the incidence of expected gross profits, including realized investment gains and losses, over the expected life of the policies.

     The costs deferred during 1998, 1997 and 1996 were $35,985, $31,404 and $25,182, respectively. Amortization of deferred policy acquisition costs was $14,804, $9,445 and $5,433 during 1998, 1997 and 1996, respectively.

CAPITAL GAINS AND LOSSES

     Realized capital gains and losses on sales of investments are based upon specific identification of the investments sold. A realized capital loss is recorded at the time a decline in the value of an investment is determined to be other than temporary.

POLICYHOLDER DIVIDENDS

     Annually, the Board of Directors declares the amount of dividends to be paid in the following calendar year. Dividends are earned by the policyholders ratably over the policy year. Dividends are included in the accompanying financial statements as a liability and as a charge to operations.

REINSURANCE

     Premiums, benefits and expenses are recorded net of experience refunds, reserve adjustments and amounts assumed from or ceded to reinsurers, including commission and expense allowances.

SEPARATE ACCOUNTS

     Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity contractholders and variable life insurance policyholders.

     The contractholders/policyholders bear the investment risk on separate account assets except in instances where the Company generates a fixed return and on the Company's seed money. The separate account assets are carried at fair value.

FEDERAL INCOME TAXES

     Deferred income tax assets and liabilities have been recorded for temporary differences between the reported amounts of assets and liabilities in the accompanying financial statements and those in the Company's income tax returns.

COMPREHENSIVE INCOME

     During 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components.

     Comprehensive income encompasses all changes in equity, excluding transactions with owners, and includes net income and the change in unrealized appreciation/depreciation on securities. This new standard requires additional disclosures in the financial statements and does not affect results of operations or financial condition.

     The components of other comprehensive income are as follows:

                                                                      TAX
                                                     BEFORE TAX    (EXPENSE)    NET OF TAX
                                                       AMOUNT       BENEFIT       AMOUNT
                                                     ----------    ---------    ----------
YEAR ENDED DECEMBER 31, 1998:
  Unrealized appreciation (depreciation) on
     securities....................................   $ 1,081       $  (378)     $   703
  Less: reclassification adjustment for gains
     realized in net income........................    (2,010)          703       (1,307)
                                                      -------       -------      -------
  Net change in unrealized appreciation on
     securities....................................   $  (929)      $   325      $  (604)
                                                      =======       =======      =======
YEAR ENDED DECEMBER 31, 1997:
  Unrealized appreciation (depreciation) on
     securities....................................   $ 3,088       $(1,081)     $ 2,007
  Less: reclassification adjustment for gains
     realized in net income........................       (69)           24          (45)
                                                      -------       -------      -------
  Net change in unrealized appreciation on
     securities....................................   $ 3,019       $(1,057)     $ 1,962
                                                      =======       =======      =======
YEAR ENDED DECEMBER 31, 1996:
  Unrealized appreciation (depreciation) on
     securities....................................   $(2,745)      $   961      $(1,784)
  Less: reclassification adjustment for gains
     realized in net income........................      (112)           39          (73)
                                                      -------       -------      -------
  Net change in unrealized appreciation on
     securities....................................   $(2,857)      $ 1,000      $(1,857)
                                                      =======       =======      =======

2.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the fair values and carrying values of the Company's financial instruments at December 31, 1998 and 1997:

                                        DECEMBER 31, 1998          DECEMBER 31, 1997
                                     ------------------------    ----------------------
                                        FAIR        CARRYING       FAIR       CARRYING
                                       VALUE         VALUE        VALUE        VALUE
                                     ----------    ----------    --------    ----------
ASSETS
Fixed maturities:
  Available for sale...............    $359,442      $359,442    $320,363      $320,363
  Held to maturity.................     $57,419       $54,671     $65,305       $62,753
Equity securities..................      $1,360        $1,360      $1,776        $1,776
Mortgage loans.....................     $64,225       $58,907     $49,379       $46,871
LIABILITIES FOR INVESTMENT-TYPE
  INSURANCE CONTRACTS
Supplementary contracts without
  life contingencies...............      $7,479        $7,142      $7,304        $7,185
Individual annuities...............  $1,181,520    $1,215,896    $977,658    $1,012,040

     The underlying investment risk of the Company's variable life and variable annuity contracts is assumed by the policyholder. These reserve liabilities are primarily reported in the separate accounts. The liabilities in the separate accounts are recorded at amounts equal to the related assets at fair value.

     Fair values for the Company's insurance contracts other than investment-type contracts are not required to be disclosed under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." However, the estimated fair value and future cash flows of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts. The estimated fair value of all assets without a corresponding revaluation of all liabilities associated with insurance contracts can be misinterpreted.

     The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

INVESTMENT SECURITIES

     Bonds, common stocks and preferred stocks are valued based upon quoted market prices, where available. If quoted market prices are not available, as in the case of private placements, fair values are based on quoted market prices of comparable instruments (see Note 3).

MORTGAGE LOANS

     Mortgage loans are valued using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. For mortgage loans classified as nonperforming, the fair value was set equal to the lesser of the unpaid principal balance or the market value of the underlying property.

POLICY LOANS

     Policy loans are issued with either fixed or variable interest rates, depending upon the terms of the policies. For those loans with fixed interest rates, the interest rates range from 5% to 8%. For loans with variable interest rates, the interest rates are primarily adjusted quarterly based upon changes in a corporate bond index. Future cash flows of policy loans are uncertain and difficult to predict. As a result, management deems it impractical to calculate the fair value of policy loans.

INDIVIDUAL ANNUITIES AND SUPPLEMENTARY CONTRACTS
     The fair value of individual annuities and supplementary contracts without life contingencies is based primarily on surrender values. For those individual annuities and supplementary contracts that are not surrenderable, discounted future cash flows are used for calculating fair value.

POLICYHOLDER DIVIDENDS AND COUPON ACCUMULATIONS

     The policyholders' dividend and coupon accumulation liabilities will ultimately be settled in cash, applied toward the payment of premiums, or left on deposit with the Company at interest. Management deems it impractical to calculate the fair value of these liabilities due to valuation difficulties involving the uncertainties of final settlement.

3.  MARKETABLE SECURITIES

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investments in fixed maturity securities and equity securities as of December 31, 1998 and 1997 are as follows:

                                                                  DECEMBER 31, 1998
                                                  --------------------------------------------------
                                                                 GROSS         GROSS       ESTIMATED
                                                  AMORTIZED    UNREALIZED    UNREALIZED      FAIR
AVAILABLE FOR SALE                                  COST         GAINS         LOSSES        VALUE
------------------                                ---------    ----------    ----------    ---------
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies..........  $    562      $    38        $   --      $    600
Obligations of states and political
  subdivisions..................................     3,416          215            --         3,631
Corporate securities............................   317,068        9,330         3,340       323,058
Mortgage-backed securities......................    31,061        1,121            29        32,153
                                                  --------      -------        ------      --------
Subtotal -- fixed maturities....................   352,107       10,704         3,369       359,442
Equity securities...............................     1,278          495           413         1,360
                                                  --------      -------        ------      --------
     Total......................................  $353,385      $11,199        $3,782      $360,802
                                                  ========      =======        ======      ========

                                                                  DECEMBER 31, 1998
                                                  --------------------------------------------------
                                                                 GROSS         GROSS       ESTIMATED
                                                  AMORTIZED    UNREALIZED    UNREALIZED      FAIR
HELD TO MATURITY                                    COST         GAINS         LOSSES        VALUE
----------------                                  ---------    ----------    ----------    ---------
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies..........  $  4,655      $   594        $   --      $  5,249
Corporate securities............................    46,618        1,849             1        48,466
Mortgage-backed securities......................     3,398          306            --         3,704
                                                  --------      -------        ------      --------
     Total......................................  $ 54,671      $ 2,749        $    1      $ 57,419
                                                  ========      =======        ======      ========

                                                                  DECEMBER 31, 1997
                                                  --------------------------------------------------
                                                                 GROSS         GROSS       ESTIMATED
                                                  AMORTIZED    UNREALIZED    UNREALIZED      FAIR
AVAILABLE FOR SALE                                  COST         GAINS         LOSSES        VALUE
------------------                                ---------    ----------    ----------    ---------
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies..........  $    563      $    12        $    2      $    573
Obligations of states and political
  subdivisions..................................     4,083          187            --         4,270
Corporate securities............................   274,262        8,651         1,076       281,837
Mortgage-backed securities......................    32,729          958             4        33,683
                                                  --------      -------        ------      --------
Subtotal -- fixed maturities....................   311,637        9,808         1,082       320,363
Equity securities...............................     1,714          487           425         1,776
                                                  --------      -------        ------      --------
     Total......................................  $313,351      $10,295        $1,507      $322,139
                                                  ========      =======        ======      ========

                                                                  DECEMBER 31, 1997
                                                  --------------------------------------------------
                                                                 GROSS         GROSS       ESTIMATED
                                                  AMORTIZED    UNREALIZED    UNREALIZED      FAIR
HELD TO MATURITY                                    COST         GAINS         LOSSES        VALUE
----------------                                  ---------    ----------    ----------    ---------
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies..........  $  4,704      $   417        $   10      $  5,111
Corporate securities............................    54,563        1,899            28        56,434
Mortgage-backed securities......................     3,486          274            --         3,760
                                                  --------      -------        ------      --------
     Total......................................  $ 62,753      $ 2,590        $   38      $ 65,305
                                                  ========      =======        ======      ========

     The amortized cost and estimated fair value of fixed maturity securities at December 31, 1998, by contractual maturity, are as follows:

                            AMORTIZED   ESTIMATED
AVAILABLE FOR SALE            COST      FAIR VALUE
------------------          ---------   ----------
Due in one year or less...  $ 33,082     $ 33,398
Due after one year through
  five years..............   120,727      123,164
Due after five years
  through ten years.......   105,291      108,028
Due after ten years.......    93,007       94,852
                            --------     --------
     Total................  $352,107     $359,442
                            ========     ========

                            AMORTIZED   ESTIMATED
HELD TO MATURITY              COST      FAIR VALUE
----------------            ---------   ----------
Due in one year or less...   $ 2,257     $ 2,262
Due after one year through
  five years..............    21,467      22,155
Due after five years
  through ten years.......    28,040      29,818
Due after ten years.......     2,907       3,184
                             -------     -------
     Total................   $54,671     $57,419
                             =======     =======

     Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are included based on their contractual maturity.

     Realized gains (losses) on investments for the years ended December 31, 1998, 1997 and 1996 are summarized as follows:

                         1998      1997     1996
                        -------   -------   ----
Fixed maturities......  $  (292)  $ 1,135   $ 71
Equity securities.....     (273)   (1,360)     6
Mortgage loans........     (194)      104     35
Real estate...........    2,735       133     --
Other invested
  assets..............       34        57     --
                        -------   -------   ----
                        $ 2,010   $    69   $112
                        =======   =======   ====

     Net unrealized appreciation on available for sale securities as of December 31, 1998 and 1997 is summarized as follows:

                               1998      1997
                              -------   -------
Net unrealized appreciation
  before adjustments for the
  following:................  $ 7,417   $ 8,788
  Amortization of deferred
     policy acquisition
     costs..................   (3,947)   (4,389)
  Deferred Federal income
     taxes..................   (1,215)   (1,540)
                              -------   -------
Net unrealized
  appreciation..............  $ 2,255   $ 2,859
                              =======   =======

     Net investment income, by type of investment, is as follows for the years ending December 31, 1998, 1997 and 1996:

                        1998      1997      1996
                       -------   -------   -------
Gross investment
  income:
Fixed maturities:
  Available for
     sale............  $25,294   $22,559   $21,379
  Held to maturity...    4,686     5,692     6,699
Equity securities....       66        92        87
Mortgage loans.......    4,485     3,924     3,750
Real estate..........      523       591       759
Policy loans and
  premium notes......      299       214       158
Short-term
  investments........      431       258       363
Other, net...........      781         9        27
                       -------   -------   -------
                        36,565    33,339    33,222
Less investment
  expenses...........   (1,303)   (1,025)   (1,009)
                       -------   -------   -------
Net investment
  income.............  $35,262   $32,314   $32,213
                       =======   =======   =======

4.  MORTGAGE LOANS

     The carrying value of impaired loans was $2,363 and $2,951, which were net of reserves of $474 and $704 as of December 31, 1998 and 1997, respectively.

     A reconciliation of the reserve balance, including general reserves, for mortgage loans for 1998 and 1997 is as follows:

                                 1998     1997
                                ------   ------
Balance at January 1..........  $1,170   $1,274
Recoveries....................     124     (104)
Releases due to
  foreclosures................    (230)      --
                                ------   ------
Balance at December 31........  $1,064   $1,170
                                ======   ======

     The average recorded investment in impaired loans was $2,624 and $3,767 during 1998 and 1997, respectively. Interest income recognized on impaired loans during 1998, 1997 and 1996 was $237, $284 and $405, respectively. All interest income on impaired loans was recognized on the cash basis.

5.  REAL ESTATE

     Real estate totaled $484 and $2,494 as of December 31, 1998 and 1997, respectively. Depreciation expense was $116, $113 and $112 for the years ended December 31, 1998, 1997 and 1996, respectively. Accumulated depreciation for real estate totaled $34 and $435 at December 31, 1998 and 1997, respectively.

6.  FEDERAL INCOME TAXES

     The Company files a consolidated Federal income tax return with Provident Mutual. The tax liability is accrued on a separate company basis which includes an allocation of an equity tax from Provident Mutual.

     The provision for Federal income taxes from operations differs from the normal relationship of Federal income tax to pretax income as follows:

                       YEAR ENDED DECEMBER 31,
                       ------------------------
                        1998     1997     1996
                       ------   ------   ------
Federal income tax at
  statutory rate.....  $4,198   $4,174   $3,105
  Current year equity
     tax.............     664      900      800
  True down of prior
     years' equity
     tax.............    (650)    (625)    (305)
                       ------   ------   ------
Provision for Federal
  income tax from
  operations.........  $4,212   $4,449   $3,600
                       ======   ======   ======

     Deferred income tax assets and liabilities reflect the income tax effects of cumulative temporary differences between the reported values of assets and liabilities for financial statement purposes and income tax return purposes. Components of the Company's net deferred income tax liability is as follows at December 31, 1998 and 1997:

                              1998      1997
                             -------   -------
DEFERRED TAX LIABILITY
Deferred policy acquisition
  costs....................   32,648    26,550
Net unrealized gain on
  available for sale
  securities...............    1,215     1,540
                             -------   -------
     Total deferred tax
       liability...........   33,863    28,090
                             -------   -------
DEFERRED TAX ASSET
Reserves...................  $30,671   $26,650
Invested assets............      353       409
Policyholder dividends.....      189       159
Other......................      176    (1,491)
                             -------   -------
     Total deferred tax
       asset...............   31,389    25,727
                             -------   -------
Net deferred tax
  liability................  $ 2,474   $ 2,363
                             =======   =======

     Under current tax law, stock life insurance companies are taxed at current rates on distributions from the special surplus account for the benefit of policyholders designated "Policyholder Surplus" (the Account). The Tax Reform Act of 1984 eliminated further additions to the Account after December 31, 1983. The aggregate accumulation at December 31, 1983 was $2,037. The Company has no present plans to make any distributions which would subject the Account to current taxation.

     The Company's Federal income tax returns have been audited through 1994. All years through 1985 are closed. Years 1986 through 1994 have been audited and are closed with the exception of several issues for which claims for refund have been filed. Years 1995 through the present remain open. In the opinion of management, adequate provision has been made for the possible effect of potential assessments related to prior years' taxes.

7.  REINSURANCE

     In the normal course of business, the Company assumes risks from and cedes certain parts of its risks to other insurance companies. The primary purpose of ceded reinsurance is to limit losses from large exposures. For life insurance, the Company retains no more than $1,500 on any single life.

     Reinsurance contracts do not relieve the Company of its obligations to policyholders. To the extent that reinsuring companies are later unable to meet obligations under reinsurance agreements, the Company would be liable for these obligations. The Company evaluates the financial condition of its reinsurers and limits its exposure to any one reinsurer.

     The tables below highlight the amounts shown in the accompanying financial statements which are net of reinsurance activity:

                                                     CEDED TO      ASSUMED
                                        GROSS         OTHER       FROM OTHER      NET
                                        AMOUNT      COMPANIES     COMPANIES      AMOUNT
                                      ----------    ----------    ----------    --------
DECEMBER 31, 1998:
Life insurance in force.............  $2,763,532    $1,980,669     $34,968      $817,831
                                      ==========    ==========     =======      ========
Premiums............................  $   13,771    $      666     $   164      $ 13,269
                                      ==========    ==========     =======      ========
Future policyholder benefits........  $  510,560    $    3,054     $ 2,378      $509,884
                                      ==========    ==========     =======      ========
DECEMBER 31, 1997:
Life insurance in force.............  $2,153,084    $1,591,141     $50,233      $612,176
                                      ==========    ==========     =======      ========
Premiums............................  $   14,367    $      614     $   151      $ 13,904
                                      ==========    ==========     =======      ========
Future policyholder benefits........  $  516,591    $   74,674     $ 3,102      $445,019
                                      ==========    ==========     =======      ========
DECEMBER 31, 1996:
Life insurance in force.............  $1,591,685    $1,282,667     $42,330      $351,348
                                      ==========    ==========     =======      ========
Premiums............................  $   14,240    $      801     $   102      $ 13,541
                                      ==========    ==========     =======      ========
Future policyholder benefits........  $  511,447    $   80,346     $ 4,332      $435,433
                                      ==========    ==========     =======      ========

     On January 1, 1998, the Company terminated its reinsurance agreement with Metropolitan Life Insurance Company (Metropolitan). Prior to 1998, the Company had ceded 65 percent of the premiums and reserves related to its single premium deferred annuity (SPDA) product to Metropolitan. The Company recaptured $71,995 in reserves and received cash totaling $70,140. The $1,855 cost of recapturing the contracts has been deferred and will be amortized in relation to the incidence of expected gross profits over the expected life of the contracts.

     A coinsurance agreement exists between Provident Mutual and the Company with respect to annuities. Prior to 1992, the agreement covered SPDA's issued after 1984. The agreement was amended in 1992 to include single premium immediate annuities and supplementary contracts. Pursuant to this agreement, the Company has no reinsurance recoverables at December 31, 1998 and 1997. Deposits ceded during 1998 and 1997 were $2,749 and $2,351, respectively.

     Approximately $1,481,828 and $1,169,702 of the Company's life insurance in force is ceded to Provident Mutual under two reinsurance agreements and a modified coinsurance agreement at December 31, 1998 and 1997, respectively. Premiums ceded were $4,182 and $3,889 during 1998 and 1997, respectively. Reinsurance recoverables at December 31, 1998 and 1997 were $134 and $74, respectively.

8.  RELATED PARTY TRANSACTIONS

     Provident Mutual and its subsidiaries provide certain investment and administrative services to the Company. Generally, fees for these services are based on an allocation of costs upon either a specific identification basis or a proportional cost allocation basis which management believes to be reasonable. These costs include direct salaries and related benefits, including pension and other postretirement benefits, as well as overhead costs. These costs were $16,581, $13,964 and $10,013 for 1998, 1997 and 1996, respectively.

     The contractual obligations under the Company's SPDA contracts in force and issued before September 1, 1988 are guaranteed by Provident Mutual. Total SPDA contracts affected by this guarantee in force at December 31, 1998 and 1997 approximated $81,050 and $90,995, respectively.

9.  COMMITMENTS AND CONTINGENCIES

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its borrowers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include investment commitments related to its interests in mortgage loans, marketable securities lending and interest rate futures contracts. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition.

     At December 31, 1998, the Company had outstanding mortgage loan and limited partnership commitments of approximately $4,650. The mortgage loan commitments, which expire through February 1999, totaled $1,650 and were issued during 1998 at interest rates consistent with rates applicable on December 31, 1998. As a result, the fair value of these commitments approximates the face amount.

     Derivatives are used for hedging existing bonds (including cash reserves) against adverse price or interest rate movements and for fixing liability costs at the time of product sales. The Company closed out hedge positions consisting of 226 treasury futures contracts with a dollar value of $25,727 in 1998 and the approximate net losses generated from the hedge positions were $33. There were no open hedge positions at December 31, 1998. There was no hedge position activity for the year ended December 31, 1997.

     Periodically, the Company enters securities lending agreements to earn additional investment income on its securities. The borrower must provide cash collateral prior to or at the inception of the loan. There were no securities lending positions at December 31, 1998.

INVESTMENT PORTFOLIO CREDIT RISK

Bonds

     The Company's bond investment portfolio is predominately comprised of investment grade se-curities. At December 31, 1998 and 1997, approximately $23,488 and $14,771, respectively, in debt security investments (5.8% and 3.9%, respectively, of the total debt security portfolio) are considered "below investment grade." Securities are classified as "below investment grade" primarily by utilizing rating criteria established by independent bond rating agencies.

     Debt security investments with a carrying value at December 31, 1998 of $.7 million were non-income producing for the year ended December 31, 1998.

     The Company had debt security investments in the financial services industry at both December 31, 1998 and 1997 that exceeded 5% of total assets.

Mortgage Loans

     The Company originates mortgage loans either directly or through mortgage correspondents and brokers throughout the country. Loans are primarily related to underlying real property investments in office and apartment buildings and retail/commercial and industrial facilities. Mortgage loans are collateralized by the related properties and such collateral generally approximates a minimum 133% of the original loan value at the time the loan is made.

     At December 31, 1998 and 1997, there were no delinquent mortgage loans (i.e., loans where payments on principal and/or interest are over 90 days past due).

     The Company had no loans in any state where principal balances in the aggregate exceeded 20% of the Company's equity.

Litigation and Unasserted Claims

     The Company is involved in various litigation, as both plaintiff and defendant, which has arisen in the ordinary course of business, which, in the opinion of management and legal counsel, will not have a material effect on the Company's financial position or its operations.

     Insurance companies are subject to assessments, up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of manage-ment, the outcome of the proceedings and assessments will not have a material adverse effect on the financial statements. Guaranty fund assessments totaled $109, $236 and $82 in 1998, 1997 and 1996, respectively. Of those amounts, $56, $117 and $58 in 1998, 1997 and 1996, respectively, are creditable against future years' premium taxes.

                                   APPENDIX A
             ILLUSTRATION OF DEATH BENEFITS, POLICY ACCOUNT VALUES
                         AND NET CASH SURRENDER VALUES

     The following tables illustrate how the Death Benefits, Policy Account Values and Net Cash Surrender Values of a Policy may change with the investment experience of the Subaccounts. The tables show how the Death Benefits, Policy Account Values and Net Cash Surrender Values of a Policy issued to an Insured of a given age and sex would vary over time if the investment return on the assets held in each Portfolio were a uniform, gross, annual rate of 0%, 6% and 12%.

     The tables on pages A-3 to A-8 illustrate a Policy issued to a male Insured, Age 55 and a female Insured, Age 50 in the Preferred Premium Class with a Face Amount of $1,000,000 and a Planned Periodic Premium of $10,000 paid at the beginning of each Policy Year. The Death Benefits, Policy Account Values and Net Cash Surrender Values would be lower if the Insureds were in a nonsmoker or smoker class or a class with extra ratings since the cost of insurance charges would increase. Also, the values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

     The second column of the tables show the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 6% compounded annually. The columns shown under the heading "Guaranteed" assume that throughout the life of the policy, the monthly charge for cost of insurance is based on the maximum level permitted under the Policy (based on the 1980 CSO Smoker/Nonsmoker Table), a Premium Expense Charge of 5%, maximum Monthly Administrative Fee of $42, an Initial Administrative Charge of $127.50 and a daily charge for mortality and expense risks equivalent to an annual rate of 0.90% with the additional Subaccount credit of 0.03% per month after the Policy is in force for 15 years or the sum of the values in the Subaccount and Guaranteed Account equal or exceed $100,000; the columns under the heading "Current" assume that throughout the life of the policy, the monthly charge for cost of insurance is based on the current cost of insurance rate, a Premium Expense Charge of 6% for the first 15 Policy years, current monthly administrative fee of $7.50 and a daily charge for mortality and expense risks equivalent to an annual rate of 0.75% with the additional Subaccount credit of 0.03% per month after the Policy is in force for 15 years or the sum of the values in the Subaccount and Guaranteed Account equal or exceed $500,000.

     The amounts shown in all tables reflect an averaging of certain other asset charges described below that may be assessed under the Policy, depending upon how premiums are allocated. The total of the asset charges reflected in the Current and Guaranteed illustrations, including the Mortality and Expense Risk Charge listed above, is 1.58% and 1.73%, respectively. This total charge is based on an assumption that an Owner allocates the Policy values equally among each Subaccount of the Variable Account.

     These asset charges reflect an investment advisory fee of 0.64% which represents an average of the fees incurred by the Portfolios during the most recent fiscal year and expenses of 0.19% which is based on an average of the actual expenses incurred by the Portfolios during the most recent fiscal year. For certain Portfolios, certain expenses were reimbursed or fees waived during 1998. It is anticipated that expense reimbursement and fee waiver arrangements will continue past the current year. Absent the expense reimbursement, the 1998 Total Annual Expenses would have been 1.36%, for the Market Street Fund All-Pro Small Cap Value Portfolio, 0.58%, for the VIP Fund Equity-Income Portfolio, 0.68%, for the VIP Fund Growth Portfolio, 0.91%, for the VIP II Fund Overseas Portfolio, 0.64%, for the VIP II Fund Asset Manager Portfolio, 0.35%, for the VIP II Fund Index 500 Portfolio, 0.70%, for the VIP II Fund Contrafund Portfolio, 1.20%, for the Van Eck Worldwide Hard Assets Portfolio, 1.61%, for the Van Eck Worldwide Emerging Markets Portfolio and 5.32%, for the Van Eck Worldwide Real Estate Portfolio. Similar expense reimbursement and fee waiver arrangements were also in place for the other Portfolios and it is anticipated that such arrangements will continue past the current year. However, no expenses were reimbursed or fees waived during 1998 for these Portfolios because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative. In the event that any expense reimbursement or fee waiver arrangement is not continued in future years, the expenses incurred by the Portfolios will be greater than otherwise would be the case.

     The tables also reflect the fact that no charges for Federal or state income taxes are currently made against the Subaccounts. If such a charge is made in the future, it would take a higher gross annual rate of return to produce the same Policy values.

     The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid and allocated as indicated, no amounts are allocated to the Guaranteed Account, and no Policy loans are made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Face Amount, that no partial withdrawals have been made and no transfers have been made in any Policy Year.

     Upon request, PLACA will provide a comparable illustration of future benefits under the Policy based upon the proposed Insureds' Age and Premium Classes, the Death Benefit Option, Face Amount, Planned Periodic Premiums and riders requested. PLACA reserves the right to charge a reasonable fee for this service to persons who request more than one policy illustration during a Policy year.

     PROVIDENTMUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION A      ANNUAL PREMIUM       $1,000

   ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0% (NET RATE OF -1.73%)

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         358          0     100,000      621          0     100,000
   2        2,153         900          0     100,000    1,275         85     100,000
   3        3,310       1,417         52     100,000    1,903        538     100,000
   4        4,526       1,907        542     100,000    2,501      1,136     100,000
   5        5,802       2,368      1,003     100,000    3,070      1,705     100,000
   6        7,142       2,800      1,435     100,000    3,606      2,241     100,000
   7        8,549       3,199      2,029     100,000    4,117      2,947     100,000
   8       10,027       3,565      2,590     100,000    4,600      3,625     100,000
   9       11,578       3,897      3,117     100,000    5,056      4,276     100,000
  10       13,207       4,191      3,606     100,000    5,481      4,896     100,000
  11       14,917       4,446      4,056     100,000    5,878      5,488     100,000
  12       16,713       4,657      4,462     100,000    6,239      6,044     100,000
  13       18,599       4,817      4,817     100,000    6,564      6,564     100,000
  14       20,579       4,922      4,922     100,000    6,848      6,848     100,000
  15       22,657       4,964      4,964     100,000    7,086      7,086     100,000
  16       24,840       4,956      4,956     100,000    7,419      7,419     100,000
  17       27,132       4,871      4,871     100,000    7,718      7,718     100,000
  18       29,539       4,706      4,706     100,000    7,984      7,984     100,000
  19       32,066       4,454      4,454     100,000    8,217      8,217     100,000
  20       34,719       4,103      4,103     100,000    8,414      8,414     100,000
  25       50,113         344        344     100,000    8,787      8,787     100,000
  30       69,761           0          0           0    7,568      7,568     100,000

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

     It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would be different from those shown if actual rates of investment return applicable to the Policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual Policy years. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would also be different from those shown, depending on the investment allocations made to the subaccounts and the different rates of return of the subaccounts if the actual rates of investment return applicable to the Policy averaged 0%, 6% or 12%, but varied above or below that average for particular subaccounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

     PROVIDENTMUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION B      ANNUAL PREMIUM       $1,000

   ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0% (NET RATE OF -1.73%)

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         356          0     100,356      620          0     100,620
   2        2,153         896          0     100,896    1,271         81     101,271
   3        3,310       1,409         44     101,409    1,894        529     101,894
   4        4,526       1,892        527     101,892    2,486      1,121     102,486
   5        5,802       2,346        981     102,346    3,047      1,682     103,047
   6        7,142       2,768      1,403     102,768    3,572      2,207     103,572
   7        8,549       3,155      1,985     103,155    4,070      2,900     104,070
   8       10,027       3,507      2,532     103,507    4,538      3,563     104,538
   9       11,578       3,822      3,042     103,822    4,976      4,196     104,976
  10       13,207       4,097      3,512     104,097    5,381      4,796     105,381
  11       14,917       4,331      3,941     104,331    5,754      5,364     105,754
  12       16,713       4,517      4,322     104,517    6,090      5,895     106,090
  13       18,599       4,649      4,649     104,649    6,384      6,384     106,384
  14       20,579       4,723      4,723     104,723    6,634      6,634     106,634
  15       22,657       4,730      4,730     104,730    6,835      6,835     106,835
  16       24,840       4,683      4,683     104,683    7,133      7,133     107,133
  17       27,132       4,556      4,556     104,556    7,394      7,394     107,394
  18       29,539       4,345      4,345     104,345    7,618      7,618     107,618
  19       32,066       4,045      4,045     104,045    7,805      7,805     107,805
  20       34,719       3,645      3,645     103,645    7,953      7,953     107,953
  25       50,113           0          0           0    8,015      8,015     108,015
  30       69,761           0          0           0    6,366      6,366     106,366

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

     It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would be different from those shown if actual rates of investment return applicable to the Policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual Policy years. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would also be different from those shown, depending on the investment allocations made to the subaccounts and the different rates of return of the subaccounts if the actual rates of investment return applicable to the Policy averaged 0%, 6% or 12%, but varied above or below that average for particular subaccounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

     PROVIDENTMUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION A      ANNUAL PREMIUM       $1,000

    ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6% (NET RATE OF 4.33%)

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         395          0     100,000      668          0     100,000
   2        2,153       1,004          0     100,000    1,408        218     100,000
   3        3,310       1,622        257     100,000    2,165        800     100,000
   4        4,526       2,247        882     100,000    2,934      1,569     100,000
   5        5,802       2,879      1,514     100,000    3,717      2,352     100,000
   6        7,142       3,514      2,149     100,000    4,510      3,145     100,000
   7        8,549       4,151      2,981     100,000    5,321      4,151     100,000
   8       10,027       4,790      3,815     100,000    6,148      5,173     100,000
   9       11,578       5,427      4,647     100,000    6,992      6,212     100,000
  10       13,207       6,060      5,475     100,000    7,851      7,266     100,000
  11       14,917       6,688      6,298     100,000    8,726      8,336     100,000
  12       16,713       7,302      7,107     100,000    9,613      9,418     100,000
  13       18,599       7,898      7,898     100,000   10,509     10,509     100,000
  14       20,579       8,469      8,469     100,000   11,413     11,413     100,000
  15       22,657       9,006      9,006     100,000   12,319     12,319     100,000
  16       24,840       9,538      9,538     100,000   13,385     13,385     100,000
  17       27,132      10,023     10,023     100,000   14,476     14,476     100,000
  18       29,539      10,456     10,456     100,000   15,596     15,596     100,000
  19       32,066      10,828     10,828     100,000   16,745     16,745     100,000
  20       34,719      11,125     11,125     100,000   17,924     17,924     100,000
  25       50,113      10,859     10,859     100,000   24,267     24,267     100,000
  30       69,761       5,008      5,008     100,000   31,133     31,133     100,000

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

     It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would be different from those shown if actual rates of investment return applicable to the Policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual Policy years. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would also be different from those shown, depending on the investment allocations made to the subaccounts and the different rates of return of the subaccounts if the actual rates of investment return applicable to the Policy averaged 0%, 6% or 12%, but varied above or below that average for particular subaccounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

     PROVIDENTMUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION B      ANNUAL PREMIUM       $1,000

    ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6% (NET RATE OF 4.33%)

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         394          0     100,394      666          0     100,666
   2        2,153       1,000          0     101,000    1,404        214     101,404
   3        3,310       1,613        248     101,613    2,155        790     102,155
   4        4,526       2,230        865     102,230    2,916      1,551     102,916
   5        5,802       2,851      1,486     102,851    3,688      2,323     103,688
   6        7,142       3,473      2,108     103,473    4,466      3,101     104,466
   7        8,549       4,093      2,923     104,093    5,258      4,088     105,258
   8       10,027       4,709      3,734     104,709    6,061      5,086     106,061
   9       11,578       5,319      4,539     105,319    6,876      6,096     106,876
  10       13,207       5,919      5,334     105,919    7,699      7,114     107,699
  11       14,917       6,506      6,116     106,506    8,531      8,141     108,531
  12       16,713       7,072      6,877     107,072    9,367      9,172     109,367
  13       18,599       7,610      7,610     107,610   10,201     10,201     110,201
  14       20,579       8,112      8,112     108,112   11,031     11,031     111,031
  15       22,657       8,568      8,568     108,568   11,850     11,850     111,850
  16       24,840       9,001      9,001     109,001   12,828     12,828     112,828
  17       27,132       9,371      9,371     109,371   13,817     13,817     113,817
  18       29,539       9,670      9,670     109,670   14,817     14,817     114,817
  19       32,066       9,888      9,888     109,888   15,830     15,830     115,830
  20       34,719      10,007     10,007     110,007   16,852     16,852     116,852
  25       50,113       8,440      8,440     108,440   22,004     22,004     122,004
  30       69,761         681        681     100,681   26,536     26,536     126,536

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

     It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would be different from those shown if actual rates of investment return applicable to the Policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual Policy years. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would also be different from those shown, depending on the investment allocations made to the subaccounts and the different rates of return of the subaccounts if the actual rates of investment return applicable to the Policy averaged 0%, 6% or 12%, but varied above or below that average for particular subaccounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

     PROVIDENTMUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION A      ANNUAL PREMIUM       $1,000

   ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12% (NET RATE OF 10.23%)

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         433          0     100,000       714          0    100,000
   2        2,153       1,113          0     100,000     1,547        357    100,000
   3        3,310       1,845        481     100,000     2,449      1,084    100,000
   4        4,526       2,632      1,267     100,000     3,423      2,058    100,000
   5        5,802       3,478      2,113     100,000     4,477      3,112    100,000
   6        7,142       4,388      3,023     100,000     5,616      4,251    100,000
   7        8,549       5,365      4,195     100,000     6,855      5,685    100,000
   8       10,027       6,416      5,441     100,000     8,204      7,229    100,000
   9       11,578       7,547      6,767     100,000     9,674      8,894    100,000
  10       13,207       8,763      8,178     100,000    11,276     10,691    100,000
  11       14,917      10,072      9,682     100,000    13,024     12,634    100,000
  12       16,713      11,479     11,284     100,000    14,930     14,735    100,000
  13       18,599      12,989     12,989     100,000    17,008     17,008    100,000
  14       20,579      14,608     14,608     100,000    19,275     19,275    100,000
  15       22,657      16,344     16,344     100,000    21,748     21,748    100,000
  16       24,840      18,271     18,271     100,000    24,640     24,640    100,000
  17       27,132      20,347     20,347     100,000    27,827     27,827    100,000
  18       29,539      22,588     22,588     100,000    31,347     31,347    100,000
  19       32,066      25,013     25,013     100,000    35,238     35,238    100,000
  20       34,719      27,638     27,638     100,000    39,543     39,543    100,000
  25       50,113      44,584     44,584     100,000    69,224     69,224    100,000
  30       69,761      71,720     71,720     100,000   119,317    119,317    138,408

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

     It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would be different from those shown if actual rates of investment return applicable to the Policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual Policy years. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would also be different from those shown, depending on the investment allocations made to the subaccounts and the different rates of return of the subaccounts if the actual rates of investment return applicable to the Policy averaged 0%, 6% or 12%, but varied above or below that average for particular subaccounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

     PROVIDENTMUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION B      ANNUAL PREMIUM       $1,000

   ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12% (NET RATE OF 10.23%)

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         431          0     100,431       713          0    100,713
   2        2,153       1,108          0     101,108     1,542        352    101,542
   3        3,310       1,834        469     101,834     2,438      1,073    102,438
   4        4,526       2,612      1,247     102,612     3,402      2,037    103,402
   5        5,802       3,445      2,080     103,445     4,441      3,076    104,441
   6        7,142       4,335      2,970     104,335     5,560      4,195    105,560
   7        8,549       5,287      4,117     105,287     6,772      5,602    106,772
   8       10,027       6,304      5,329     106,304     8,084      7,109    108,084
   9       11,578       7,391      6,611     107,391     9,507      8,727    109,507
  10       13,207       8,550      7,965     108,550    11,047     10,462    111,047
  11       14,917       9,787      9,397     109,787    12,718     12,328    112,718
  12       16,713      11,102     10,907     111,102    14,526     14,331    114,526
  13       18,599      12,495     12,495     112,495    16,481     16,481    116,481
  14       20,579      13,969     13,969     113,969    18,594     18,594    118,594
  15       22,657      15,521     15,521     115,521    20,874     20,874    120,874
  16       24,840      17,216     17,216     117,216    23,552     23,552    123,552
  17       27,132      19,002     19,002     119,002    26,478     26,478    126,478
  18       29,539      20,885     20,885     120,885    29,680     29,680    129,680
  19       32,066      22,865     22,865     122,865    33,185     33,185    133,185
  20       34,719      24,943     24,943     124,943    37,024     37,024    137,024
  25       50,113      36,579     36,579     136,579    62,466     62,466    162,466
  30       69,761      49,052     49,052     149,052   102,393    102,393    202,393

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

     It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would be different from those shown if actual rates of investment return applicable to the Policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual Policy years. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would also be different from those shown, depending on the investment allocations made to the subaccounts and the different rates of return of the subaccounts if the actual rates of investment return applicable to the Policy averaged 0%, 6% or 12%, but varied above or below that average for particular subaccounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                   APPENDIX B

                            LONG TERM MARKET TRENDS

     The information below is a record of the compound annual returns of common stocks, high-grade corporate bonds and 30-day U.S. Treasury bills over 20 year holding periods.* The compound annual returns assume the reinvestment of dividends, capital gains and interest. This is an historical record and is not intended as a projection of future performance. Charges associated with a variable life policy are not reflected.

     The data indicates that, historically, the investment performance of common stocks over long periods of time has been positive and has generally been superior to that of long-term, high-grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods of time. To the extent that cash value is allocated to separate accounts which invest in common stocks, these trends indicate the potential advantages of holding a variable life insurance policy for a long period of time.

     The following chart illustrates the compound annual returns of the S&P 500 Composite Stock Price Index for each of the 20-year periods shown. These returns are compared to the compound annual returns of high-grade corporate bonds and U.S. Treasury bills for the same periods. (The 20-year periods selected for the chart begin in 1938 and have ending periods at five year intervals.)

[COMPOUND ANNUAL RETURNS BAR CHART]
---------------
* Sources: Common stock returns-Standard & Poor's 500 Composite Stock Price Index. Corporate bond returns -- Salomon Brothers Long Term High Grade Corporate Bond Index, and U.S. Treasury Bill returns -- C.R.S.P. U.S. Government Bond File through 1976 and The Wall Street Journal thereafter. All data from: (C)Ibbotson, Roger G., and Rex A. Sinquefield, Stocks, Bonds, Bills and Inflation (SBBI),

  1982, updated in Stocks, Bonds, Bills and Inflation 1998 Yearbook(TM), Ibbotson Associates, Inc., Chicago. All rights reserved.

     Over the 53 20-year time periods beginning in 1926 and ending in 1997 (i.e. 1926-1945, 1927-1946, and so on through 1978-1997):

     -- The compound annual return of common stocks was superior to that of high-grade, long-term corporate bonds in 50 of the 53 periods.

     -- The compound annual return of common stocks surpassed that of U.S.
        Treasury bills in each of the 53 periods.

     -- Common stock compound annual returns exceeded the average annual rate of inflation in each of the 53 periods.

     Over the 43 30-year time periods beginning in 1926 and ending in 1997, the compound annual return of common stocks was superior to that of high-grade, long-term corporate bonds, U.S. Treasury bills and inflation in all 43 periods.

     From 1926 through 1997 the compound annual return for common stocks was 11.0%, compared to 5.7% for high-grade, long-term corporate bonds, 5.2% for Long-Term Government Bonds, 3.8% for U.S. Treasury bills and 3.1% for the Consumer Price Index.
                            ------------------------

       SUMMARY TABLE: HISTORIC S&P 500 COMPOSITE STOCK INDEX RESULTS FOR
                            SPECIFIC HOLDING PERIODS

     The following chart categorizes the historical results of the Standard & Poor's 500 Composite Stock Index, with dividends reinvested, over one-year, five-year, ten-year and twenty-year periods beginning in 1926 and ending in 1997.

     The chart shows that historically, the longer that a portfolio matching the S&P 500 Composite Stock Index was held, the less likely was the chance of a loss. Conversely, the shorter the holding period of such a portfolio, the more likely was the chance of a loss. The chart also shows that shorter term results tend to be more extreme than longer term results.

     THE CHART IS NOT A PROJECTION OR REPRESENTATION OF FUTURE STOCK MARKET RESULTS. IT CANNOT BE TAKEN AS REPRESENTATIVE OF THE PERFORMANCE OF ANY ONE SEPARATE ACCOUNT. Rather it shows the historic performance of a broad index of stocks over arbitrarily selected time periods.

               PERCENT OF HOLDING PERIODS WITH THE FOLLOWING RETURNS:

                                                                                                      GREATER
                                                                                                       THAN
           HOLDING              NEGATIVE    0.5.00%    5.01-10.00%    10.01-15.00%    15.01-20.00%    20.00%
            PERIOD               RETURN     RETURN       RETURN          RETURN          RETURN       RETURN
            ------              --------    -------    -----------    ------------    ------------    ------
 1 year                           27.8%       4.2%        11.1%            6.9%           11.1%        38.9%
 5 years                          10.3%      14.7%        14.7%           32.4%           17.6%        10.3%
10 years                           3.2%      11.1%        34.9%           22.2%           27.0%         1.6%
20 years                           0.0%       5.8%        32.1%           54.7%            7.5%         0.0%

---------------
Source: All basic data from: (C)Ibbotson, Roger G., and Rex A. Sinquefield, Stocks, Bonds, Bills and Inflation (SBBI), 1982, updated in Stocks, Bonds, Bills and Inflation 1998 Yearbook(TM), Ibbotson Associates, Inc., Chicago. All rights reserved.

                     TREASURY BILLS ADJUSTED FOR INFLATION

     The data below show the annual rate of return over 20-year holding periods of U.S. Treasury Bills after adjusting for inflation as measured by the Urban Consumer Price Index. This annual rate, as adjusted, is also called the real interest rate and is represented as the real interest rate in the chart below. U.S. Treasury Bills are considered to be one of the safest kinds of investments, as they are backed by the U.S. government. However, the highest inflation-adjusted return of U.S. Treasury Bills over the historic 20-year periods presented below has been modest.

[TREASURY BILLS ADJUSTED FOR INFLATION BAR GRAPH]
Selected 20-year periods ending on year shown above.
---------------
Source: All basic data from: (C)Ibbotson, Roger G., and Rex A. Sinquefield, Stocks, Bonds, Bills and Inflation (SBBI), 1982, updated in Stocks, Bonds, Bills and Inflation 1998 Yearbook(TM), Ibbotson Associates, Inc., Chicago. All rights reserved.
                          ---------------------------

                 THE "DOLLAR COST AVERAGING" INVESTMENT METHOD

     As the Compound Annual Returns graph indicates, the investment performance of many common stocks has generally been positive over certain relatively long periods. Common stocks have, however, also been subject to market declines, often dramatic ones, and general volatility of prices over shorter time periods. The price fluctuations of common stocks has historically been greater than that of high-grade debt securities.

     The relative volatility of common stock prices as compared with prices of high-grade debt instruments offers both advantages and disadvantages to investors. Unfortunately, many investors who otherwise might be interested in common stocks see only the disadvantages and not the advantages of stock price fluctuation. The primary disadvantage, of course, is that price declines can be prolonged and substantial, and when this occurs, investors cannot liquidate their investments without realizing losses. Price declines, however, also offer investors important opportunities.

     Opportunity arises from the fact that investors can purchase more common stock for the same amount of money than they would before prices declined. Investors may take advantage of this if they remain willing to continue investing in both rising and falling markets. The dollar cost averaging method of investing demonstrates this.

     In this method of investing:

     - Relatively constant dollar amounts are invested at regular intervals (monthly, quarterly, or annually).

     - Stock market fluctuations, especially the savings on purchases from price declines, are exploited for the investor's benefit.

                        HOW DOLLAR COST AVERAGING WORKS

 INVESTMENTS AT     COMMON STOCK    SHARES
REGULAR INTERVALS   MARKET PRICE   PURCHASED
-----------------   ------------   ---------
      $150              $20              7.5
       150               15             10.0
       150               10             15.0
       150                5             30.0
       150               10             15.0
       150               15             10.0
      ----                         ---------
      $900                              87.5

Total Value of 87.5 shares @ 15/share                $1,312.50
Less Investment made                                   (900.00)
                                                     ---------
Gain/Profit                                          $  412.50

     Though the market price has not returned to the initial high of $20 per share, dollar cost averaging has permitted the investor to purchase more shares at a savings and thus realize a significant gain. Obviously, the dollar cost averaging method only works if the investor continues to invest relatively constant amounts over a long period of time.

     This plan of investing does not assure a profit or protect against a loss in declining markets; it does allow investors to take advantage of market fluctuations. Since the success of this strategy is dependent on systematic investing, purchasers should consider their ability to sustain their payments through all periods of marketing fluctuations.

     How does the dollar cost averaging method relate to a variable life insurance policy? A policyowner may invest his or her net premiums in a separate account, and, although a Policy's value in the separate accounts is affected by several factors other than investment experience (e.g., cash value charges and charges against the separate account), the dollar cost averaging method can be generally applied to the Policy to the extent that the policyowner pays premiums on a regular basis and he or she allocates net premiums to separate accounts which invest in common stocks in relatively constant amounts.

                                   APPENDIX C

                               PLAN OF CONVERSION

     It is anticipated that, at some point in the future, a Plan of Conversion ("Plan") will become effective pursuant to which Provident Mutual Life Insurance Company, a Pennsylvania mutual life insurance corporation ("Provident Mutual"), will be reorganized and continue its corporate existence ("Conversion") as Provfirst American Life Insurance Company, a Pennsylvania stock life insurance corporation ("Provfirst Life"). The Plan was adopted by Provident Mutual's board of directors on October 13, 1998. The Plan was approved by the Pennsylvania Deputy Insurance Commissioner by a Decision and Order dated November 6, 1998 ("Order"). The Provident Mutual policyholders entitled to vote on the Plan duly adopted the Plan at a special meeting held on February 9, 1999. On February 11, 1999, the Court of Common Pleas of Philadelphia County issued an order granting a preliminary injunction, which has postponed completion of the Conversion until the court conducts a hearing. The Company believes the Plan and related disclosure documents meet all applicable legal requirements. Provident Mutual appealed the lower court's decision to the Pennsylvania Commonwealth Court. Provident Mutual expects the appellate process to proceed for several months.

     Before the Conversion, Providentmutual Life and Annuity Company of America ("PLACA") is a wholly-owned subsidiary of Provident Mutual. If the Conversion occurs, PLACA will remain a wholly-owned subsidiary of Provfirst Life, and PLACA's name will be changed to Provfirst America Life and Annuity Company ("Provfirst Life and Annuity"). No other changes to PLACA are anticipated to occur as a result of the Conversion. THE CURRENT AND FUTURE RIGHTS AND INTERESTS OF OWNERS OF PLACA INSURANCE AND ANNUITY CONTRACTS, INCLUDING THE POLICIES, WILL NOT CHANGE AS A RESULT OF THE CONVERSION, AND THE CONVERSION WILL NOT INCREASE PREMIUMS OR REDUCE POLICY BENEFITS, VALUES, GUARANTEES OR OTHER POLICY OBLIGATIONS TO OWNERS. THE CONVERSION WILL NOT CHANGE THE OPERATIONS OF THE VARIABLE ACCOUNT AND WILL NOT RESULT IN ANY MATERIAL DISRUPTION OF THE SERVICES PROVIDED TO OWNERS.

     Before the Conversion, PLACA will continue to conduct business in all jurisdictions under the name "Providentmutual Life and Annuity Company of America." After the Conversion it is anticipated that PLACA will conduct business in all jurisdictions under the name "Provfirst America Life and Annuity Company," except in those jurisdictions in which regulators have not yet approved use of this name. In those jurisdictions, Provfirst Life and Annuity will continue to do business using the name "Providentmutual Life and Annuity Company of America" until it receives approval to use the new name. Likewise, the name of the Variable Account will be changed to Provfirst Variable Annuity Separate Account. Use of the new Variable Account name in each jurisdiction will begin concurrently with the use of Provfirst Life and Annuity's new name in such jurisdiction.

     Pursuant to the Plan, Provident Mutual will also form Provident Mutual Holding Company, a Pennsylvania nonstock corporation, and Provfirst America Corporation, a Pennsylvania business corporation. If the Conversion occurs, all the shares of voting stock of Provfirst Life will be issued to the Provfirst America Corporation, and all the shares of voting stock of Provfirst America Corporation will be issued to Provident Mutual Holding Company, except for approximately 1% of the then-issued shares of voting stock of Provfirst America Corporation, which will be issued to an employee stock ownership plan to be formed by Provfirst Life. Pursuant to the Order and as set forth in the Plan, Provident Mutual Holding Company will at all times, directly or indirectly, control Provfirst Life through the ownership of at least a majority of the voting authority of Provfirst America Corporation, which will hold, directly or indirectly, all the outstanding voting stock of Provfirst Life. If the Conversion occurs, the directors and executive officers of Provfirst Life serving immediately prior to the Effective Date will remain as the directors and executive officers of each of Provident Mutual Holding Company, Provfirst America Corporation and Provfirst Life after the Effective Date.

     Before the Conversion, Provident Mutual policyholders have (1) contract rights under their insurance policies and annuity contracts, and (2) certain membership rights in Provident Mutual. The principal contract right of policyholders is the right to receive the type and amount of benefits specified in their policies or contracts in accordance with their terms and conditions, including the right to receive policy dividends when, if, and as declared by the board of directors of Provident Mutual in accordance with the terms and conditions of such policies. The membership rights of policyholders include the right to vote at annual or special meetings of Provident Mutual, and certain rights as provided by law in any remaining surplus of Provident Mutual in the event of the insolvency, winding-up or liquidation of Provident Mutual, after the discharge of all other liabilities.

     If the Conversion occurs, the contract rights and the membership rights of policyholders of Provident Mutual policies will be separated. The contract rights will remain with Provfirst Life and the membership rights in Provident Mutual will be extinguished. Each policyholder will then receive, by operational law, membership rights in Provident Mutual Holding Company. Each future policyholder of Provfirst Life will become a member of Provident Mutual Holding Company, and each member will remain a member of Provident Mutual Holding Company as long as the policy or policies conferring such membership remain in force.

                                    PART II
                               OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

     Article VIII of PLACA's By-Laws provides, in part:

          To the fullest extent permitted by law, the Company shall indemnify any present, former or future Director, officer, or employee of the Company or any person who may serve or has served at its request as officer or Director of another corporation of which the Company is a creditor or stockholder, against the reasonable expenses, including attorney's fees, necessarily incurred in connection with the defense of any action, suit or other proceeding to which any of them is made a party because of service as Director, officer or employee of the Company or such other corporation, or in connection with any appeal therein, and against any amounts paid by such Director, officer or employee in settlement of, or in satisfaction of a judgement or fine in, any such action or proceeding, except expenses incurred in defense of or amounts paid in connection with any action, suit or other proceeding in which such Director, officer or employee shall be adjudged to be liable for negligence or misconduct in the performance of his duty.

     Insofar as indemnification or liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that any claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                         REASONABLENESS REPRESENTATION

     Providentmutual Life and Annuity Company of America of America hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Providentmutual Life and Annuity Company of America.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

        The facing sheet.

        The Prospectus consisting of   pages.

        The undertaking to file report.

        Rule 484 undertaking.

        Reasonableness Representation.

     The following exhibits:

1.A.1.a.      Resolution of the Board of Directors of Providentmutual Life
              and Annuity Company of America authorizing establishment of the Providentmutual Variable Life Separate Account(4)
1.A.1.b.      Resolution of the Board of Directors of Providentmutual Life
              and Annuity Company of America authorizing additional
              Subaccounts of the Providentmutual Variable Life Separate
              Account(4)
1.A.2.        None
1.A.3.a.i.    Form of Underwriting Agreement among Providentmutual Life
              and Annuity Company of America, PML Securities, Inc. and
              Providentmutual Variable Life Separate Account(4)
1.A.3.b.i.    Personal Producing General Agent's Agreement and
              Supplement(4)
1.A.3.b.ii.   Personal Producing Agent's Agreement and Supplement(4)
1.A.3.b.iii.  Producing General Agent's Agreement and Supplement(4)
1.A.3.c.iv.   Form of Selling Agreement between PML Securities, Inc. and
              Broker/Dealers(4)
1.A.4.        Inapplicable
1.A.5.        Flexible Premium Adjustable Survivorship Variable Life
              Insurance Policy (Form VL)
1.A.5.c.      Guaranteed Minimum Death Benefit Ride (PLC320)(4)
1.A.5.d.      Children's Term Rider (PLC306)(5)
1.A.5.e.      Extension of Final Policy Date Rider (PLC822)(4)
1.A.5.f.      Change of Insured Rider (PLC905)(4)
1.A.5.g.      Disability Waiver Benefit Rider (R2901)(5)
1.A.5.h.      Policy Split Rider (Form C)
1.A.6.a.      Charter of Providentmutual Life and Annuity Company of
              America(1)
1.A.6.b.      By-Laws of Providentmutual Life and Annuity Company of
              America(1)
1.A.7.        Inapplicable
1.A.8.        Inapplicable
1.A.9.        Inapplicable
1.A.10.       Form of Application(2)
1.A.10.a.     Supplemental Application for Flexible Premium(3)
1.A.10.b.     Initial Allocation Selection(3)
2.            See Exhibits 1.A
3.            Opinion and consent of James G. Potter, Jr., Esquire (to be filed by amendment)

4.            Inapplicable
5.            Inapplicable
6. Opinion and consent of Scott V. Carney, FSA, MAAA (to be filed by amendment)
7.A. Consent of Sutherland Asbill & Brennan LLP (to be filed by amendment)
7.B. Consent of PricewaterhouseCoopers LLP (to be filed by amendment)
8.            Description of Providentmutual Life and Annuity Company of
              America's Issuance, Transfer and Redemption Procedures for
              Policies(4)
9.            Inapplicable
10.A.         Participation Agreement among Market, Street Fund, Inc.,
              Providentmutual Company of America and PML Securities,
              Inc.(1)
10.B.         Participation Agreement among Variable Insurance Products
              Fund, Fidelity Corporation and Providentmutual Life and
              Annuity Company of America(2)
10.C.         Participation Agreement among Variable Insurance Products
              Fund II, Fidelity Corporation and Providentmutual Life and
              Annuity Company of America(2)
10.D.         Form of Fund Participation Agreement among Neuberger &
              Berman Advisers Managers Trust and Providentmutual Life and
              Annuity Company of America(1)
10.E. Participation Agreement between Van Eck Invest ment Trust and Providentmutual Life and Annuity Company of America(1)
10.F.         Participation Agreement among The Alger American Fund,
              Providentmutual Life and Annuity Company of America and Fred
              Alger and Company Incorporated(2)
10.G. Support Agreement between Provident Mutual Life Insurance and Providentmutual Life and Annuity Company of America.(1)
27.           Inapplicable

---------------
(1) Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement for Provident Mutual Life Insurance Company filed on May 1, 1998, File No. 33-65512.

(2) Incorporated herein by reference to Post-Effective Amendment No. 18 to the Form S-6 Registration Statement for Provident Mutual Life Insurance Company filed on May 1, 1998, File No. 33-2625.

(3) Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement for Provident Mutual Life Insurance Company filed on May 1, 1998, File No. 33-42133.

(4) Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on May 1, 1998, file No. 33-83138.

(5) Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on March 4, 1999, file No. 333-67775.

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Providentmutual Variable Life Separate Account has caused this Registration Statement to be signed on its behalf in New Castle County, State of Delaware on this sixth day of July, 1999.

                                                                PROVIDENTMUTUAL VARIABLE LIFE
                                                                SEPARATE ACCOUNT (Registrant)
                                                                By: PROVIDENTMUTUAL LIFE AND
                                                                     ANNUITY COMPANY OF
                                                                     AMERICA (Depositor)

         Attest: /s/ JAMES G. POTTER, JR.                          By: /s/ ROBERT W. KLOSS
---------------------------------------------------    ----------------------------------------------
                                                                       Robert W. Kloss
                                                                          President

                                                                  PROVIDENTMUTUAL LIFE AND
                                                                     ANNUITY COMPANY OF
                                                                     AMERICA (Depositor)

         Attest: /s/ JAMES G. POTTER, JR.                          By: /s/ ROBERT W. KLOSS
---------------------------------------------------    ----------------------------------------------
                                                                       Robert W. Kloss
                                                                          President

     As required by the securities act of 1933, this registration statement has been signed by the following persons in the capacities and on this sixth day of July, 1999.

                    SIGNATURES                                              TITLE
                    ----------                                              -----
                /s/ ROBERT W. KLOSS                    Director and President (Principal Executive
---------------------------------------------------      Officer)
                  Robert W. Kloss

               /s/ STEPHEN L. WHITE*                   Actuarial Officer (Principal Financial Officer)
---------------------------------------------------
                 Stephen L. White

                /s/ TODD R. MILLER*                    Financial Reporting Officer (Principal
---------------------------------------------------      Accounting Officer)
                  Todd R. Miller

              /s/ MARY LYNN FINELLI*                   Director
---------------------------------------------------
                 Mary Lynn Finelli

             /s/ JAMES G. POTTER, JR.                  Director, Secretary and Legal Officer
---------------------------------------------------
               James G. Potter, Jr.

               /s/ JAMES D. KESTNER*                   Director
---------------------------------------------------
                 James D. Kestner

                /s/ SARAH C. LANGE*                    Director
---------------------------------------------------
                  Sarah C. Lange

                    SIGNATURES                                              TITLE
                    ----------                                              -----
                /s/ ALAN F. HINKLE*                    Director
---------------------------------------------------
                  Alan F. Hinkle

                /s/ JOAN C. TUCKER*                    Director
---------------------------------------------------
                  Joan C. Tucker

                /s/ MEHRAN ASSADI*                     Director
---------------------------------------------------
                   Mehran Assadi

               /s/ LINDA M. SPRINGER                   Director
---------------------------------------------------
                 Linda M. Springer

           *By: /s/ JAMES G. POTTER, JR.
   ---------------------------------------------
               James G. Potter, Jr.
                 Attorney-In-Fact
           Pursuant To Power Of Attorney

                                 EXHIBIT INDEX

1.A.5.   Flexible Premium Adjustable Survivorship Variable Life
         Insurance Policy (Form VL)
1.A.5.h. Policy Split Rider (Form C)